As filed with the Securities and Exchange Commission on May 22, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Omniture, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7372 (Primary Standard Industrial Classification Code Number)	87-0619936 (I.R.S. Employer Identification Number)

550 East Timpanogos Circle
Orem, Utah 84097
801.722.7000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Joshua G. James
Chief Executive Officer
Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
(801) 722-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick J. Schultheis Robert G. O’Connor J. Randall Lewis Wilson Sonsini Goodrich & Rosati Professional Corporation 2795 E. Cottonwood Pkwy, Suite 300 Salt Lake City, Utah 84121 801.993.6400	Shawn J. Lindquist Chief Legal Officer Omniture, Inc. 550 East Timpanogos Circle Orem, Utah 84097 801.722.7000	Laird H. Simons, III Jeffrey R. Vetter Fenwick & West LLP 801 California Street Mountain View, California 94041 650.988.8500

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to	Offering Price	Aggregate	Registration
Securities to be Registered	be Registered	Per Share(1)	Offering Price(1)(2)	Fee
Common Stock, $0.001 par value per share	7,820,000	$17.61	$137,710,200	$4,228

(1)	Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices for the registrant’s common stock on May 18, 2007 pursuant to Rule 457(c) under the Securities Act of 1933.
(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted. PROSPECTUS (Subject to Completion) Issued May 22, 2007 6,800,000 Shares COMMON STOCK Omniture, Inc. is offering 6,800,000 shares of its common stock. Our common stock is listed on The NASDAQ Global Market under the symbol “OMTR.” The last reported sale price of the common stock on May 18, 2007 was $19.13 per share. Investing in our common stock involves risks. See “Risk Factors” beginning on page 7. PRICE $ A SHARE Underwriting Price to Discounts and Proceeds to Public Commissions Omniture Total $ $ $ We have granted the underwriters the right to purchase up to an additional 1,020,000 shares of common stock to cover over-allotments. The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. It is expected that the shares will be delivered to purchasers on , 2007. Morgan Stanley Credit Suisse Deutsche Bank Securities JMP Securities Montgomery & Co., LLC , 2007

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference into this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our consolidated financial statements and the related notes, elsewhere in or incorporated by reference into this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.”

OMNITURE, INC.

We are a leading provider of online business optimization software, which our customers use to manage and enhance online, offline and multi-channel business initiatives. Our online business optimization software, which we host and deliver to our customers on-demand, consists of Omniture SiteCatalyst, our flagship service, and our Omniture DataWarehouse, Omniture Discover, Omniture Genesis, Omniture SearchCenter and Omniture TouchClarity services. These services enable our customers to capture, store and analyze real-time and historical information generated by their websites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes. We market our on-demand services to online businesses across a broad range of industries, including automotive, financial services, media, technology and travel. We currently have over 2,200 customers in 83 countries, including America Online, Apple, Comcast, eBay, Expedia, Ford Motor Company, Gannett, Hewlett-Packard, Major League Baseball and Microsoft. In 2006, our on-demand services captured data from almost 1.5 trillion transactions for our customers and during the three months ended March 31, 2007 our services captured almost 500 billion transactions for our customers.

The Internet has redefined many business processes and has created opportunities for new online marketing and other commercial initiatives. To make informed decisions about priorities and investments in these initiatives, businesses require timely and accurate measurement of customer behavior. Although businesses have begun to realize the benefit of using the information gained from online customer interactions to improve a broad range of business functions, the increasing scale and dynamic nature of both online business and offline business influenced by online interaction necessitate that businesses automate the processes by which they capture, analyze and act upon information generated by their websites.

Measuring online behavior and automating the capture and analysis of data are just the beginning of making more informed business decisions. Businesses also need to optimize the results of their online business activities, which have become increasingly complex with the emergence of multi-channel marketing initiatives. Multi-channel marketing initiatives that combine traditional offline marketing initiatives, such as television, print and radio, with online marketing initiatives, such as search advertising, e-mail and affiliate marketing, make the measurement and analysis of online behavior more challenging, but present additional opportunities to optimize results. Businesses have generally relied on a combination of manual processes, point tools and proprietary approaches to manage their online business initiatives. These approaches, however, have a number of critical limitations, including an inability to provide businesses an aggregated view of customer information, limited scalability, limited integration with enterprise systems and lengthy and costly implementation cycles. We believe that businesses seeking to enhance their online presence need online business optimization services with the functionality, scalability and flexibility to manage and improve important aspects of their business activities.

Our online business optimization services enable customers to manage and enhance their online, offline and multi-channel business initiatives. Key benefits of our services include:

•	Increased sales and profitability. Our services enable customers to capture and measure user activity on their websites and automate business processes to enhance the efficiency of multi-channel marketing and e-commerce initiatives. By utilizing our services, customers are able to identify trends in customer behavior in real time, to direct business expenditures towards initiatives that they believe will increase sales, maximize profitability and enhance customer service and thereby to gain a competitive advantage.

•	Flexible platform to manage online business. Our services are based on a technology platform that manages online business data from a centralized information store. Our multi-tenant technology platform is based upon a massively scalable computing architecture that allows us to share common computing resources simultaneously across our customer base while maintaining the integrity and security of each customer’s data. Our technology is built on a standards-based platform, which allows for interoperability with other third-party and proprietary systems.

•	Enterprise-class scalability, performance, security and support. Our platform is designed to scale to meet the needs of the largest and most sophisticated online operations in the world. Our customers rely on us to capture and manage significant volumes of data securely and accurately while providing immediate application availability and flexible real-time reporting. In the three months ended March 31, 2007, we captured almost 500 billion transactions, and we currently manage over 1.25 petabytes of data for our customers. We provide our customers with comprehensive onsite implementation, training and support services, including best practices consulting and training through Omniture University.

•	Platform integration partnerships. We have designed our platform and our Omniture SiteCatalyst service to integrate with leading online marketing applications. Through Omniture Genesis, we have over 30 application partner relationships across important marketing services categories such as ad serving, email marketing, site optimization and site search. By enabling our customers to integrate third-party online marketing services applications with the Omniture platform, we allow them to link previously disparate technologies and data sources. Combining online marketing application-specific metrics with comprehensive website user activity data from our platform enables our customers to achieve a more unified view of user behavior and measure their multi-channel marketing initiatives more effectively.

•	Independent, unaffiliated service provider. Our platform interfaces with major Internet search vendors, advertising networks, e-mail marketers and lead generation sites and consolidates information across those channels into a single unified view. However, we are unaffiliated with any particular marketing channel or service provider and therefore can provide reliable and secure information that is independent. As such, we provide our customers with objective insight into the effectiveness of their multi-channel marketing expenditures across multiple channels, Internet vendors and partners.

•	Reduced capital investment through on-demand hosted model. We deliver our services entirely through an on-demand, hosted model. Our on-demand model enables our customers to align their expenditures to their required level of service. As a result, our customers are able to limit their upfront investments in technology infrastructure, third-party software and systems, and more effectively leverage their own IT personnel.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	we incurred a net loss of $7.7 million in 2006 and a net loss of $2.4 million for the three months ended March 31, 2007, had an accumulated deficit of $41.3 million as of March 31, 2007, and may not achieve or maintain profitability;

•	we depend substantially on sales of our SiteCatalyst services;

•	our growth depends upon our ability to add new and retain existing large customers in a manner that results in profitability and positive cash flow;

•	our acquisitions of or investments in other companies, including Instadia A/S and Touch Clarity Limited, may divert our management’s attention, result in additional dilution to our stockholders, disrupt our operations and harm our operating results;

•	the significant capital requirements of our business model;

•	we face significant competition; and

•	Internet-related and other laws could adversely affect our business.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” beginning on page 7.

Recent Acquisitions

In January 2007, we acquired all of the outstanding voting stock of Instadia A/S, or Instadia, a provider of enterprise on-demand web analytics services based in Copenhagen, Denmark. In March 2007, we acquired all of the outstanding voting securities of Touch Clarity Limited, or Touch Clarity, a provider of enterprise on-demand automated behavioral targeting solutions based in London, England.

Corporate Information

We were founded in 1996, began offering our on-demand online business optimization services in 1997 and began selling these services to enterprises in 2001. We were incorporated in 1998 as SuperStats.com, Inc., a Utah corporation. In 1999, we changed our name to MyComputer.com, Inc. and reincorporated in the State of Delaware. In 2002, we changed our name to Omniture, Inc. Our principal executive offices are located at 550 East Timpanogos Circle, Orem, Utah 84097, and our telephone number is (801) 722-7000. Our website address is www.omniture.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Except where the context requires otherwise, in this prospectus the “Company,” “Omniture,” “we,” “us” and “our” refer to Omniture, Inc., a Delaware corporation, and, where appropriate, its subsidiaries. Omniture, Omniture DataWarehouse, Omniture Discover, Omniture Genesis, Omniture SearchCenter, Omniture SiteCatalyst and Omniture TouchClarity are trademarks of Omniture. This prospectus also includes other trademarks of other persons.

THE OFFERING

Common stock offered	6,800,000 shares

Common stock to be outstanding after this offering	55,879,326 shares

Use of proceeds	We plan to use $8.2 million of the net proceeds to pay a portion of the purchase price for Touch Clarity. We may use up to an additional $28.4 million to pay the remaining purchase price for Touch Clarity. We plan to use the remaining net proceeds for general corporate purposes, including expansion of our domestic and international sales and marketing organizations, investments in our network infrastructure to support our growth, further development and expansion of our service offerings, possible further acquisitions of complementary businesses, technologies or other assets and other corporate opportunities that may arise in the future. See “Use of Proceeds.”

NASDAQ Global Market symbol	OMTR

The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding at March 31, 2007, which excludes:

•	10,931,432 shares of common stock issuable upon the exercise of options outstanding at March 31, 2007, with a weighted-average exercise price of $7.35 per share;

•	245,495 shares of common stock issuable upon the exercise of warrants outstanding at March 31, 2007, with a weighted-average exercise price of $0.40 per share;

•	up to 1,310,668 shares of common stock reserved, as of March 31, 2007, for future issuance under our 2006 Equity Incentive Plan;

•	976,019 shares of common stock reserved, as of March 31, 2007, for future issuance under our 2006 Employee Stock Purchase Plan; and

•	141,600 shares of common stock issuable upon the exercise of options granted subsequent to March 31, 2007, with a weighted average exercise price of $18.84 per share.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to 1,020,000 shares of common stock from us to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 have been derived from audited consolidated financial statements incorporated by reference into this prospectus. The consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included elsewhere in or incorporated by reference into this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

				Three Months Ended
	Year Ended December 31,			March 31,
	2004	2005	2006	2006	2007
	(in thousands, except per share data)
				(unaudited)

Consolidated Statement of Operations Data:
Revenues:
Subscription	$19,444	$41,066	$74,580	$15,540	$27,320
Professional services and other	1,122	1,738	5,169	896	1,833

Total revenues	20,566	42,804	79,749	16,436	29,153
Cost of revenues:
Subscription	7,993	18,496	28,827	6,107	9,460
Professional services and other	739	1,963	2,999	671	1,278

Total cost of revenues	8,732	20,459	31,826	6,778	10,738

Gross profit	11,834	22,345	47,923	9,658	18,415
Operating expenses:
Sales and marketing	8,906	24,259	35,227	8,181	13,324
Research and development	2,030	6,647	8,732	1,972	3,143
General and administrative	3,230	6,220	12,107	2,850	4,386
Litigation settlement	—	2,604	—	—	—

Total operating expenses	14,166	39,730	56,066	13,003	20,853

Loss from operations	(2,332)	(17,385)	(8,143)	(3,345)	(2,438)
Interest income	64	599	2,117	198	636
Interest expense	(392)	(574)	(1,285)	(202)	(257)
Other income (expense)	1,342	(66)	(219)	(30)	(353)

Loss before provision for income taxes	(1,318)	(17,426)	(7,530)	(3,379)	(2,412)
Provision for income taxes	—	15	195	27	34

Net loss	$(1,318)	$(17,441)	$(7,725)	$(3,406)	$(2,446)

Net loss per share, basic and diluted	$(0.10)	$(1.27)	$(0.25)	$(0.24)	$(0.05)
Weighted-average number of shares used in per share amounts, basic and diluted	13,094	13,694	30,332	13,968	47,753

The following table presents our summary consolidated balance sheet data as of March 31, 2007, on an actual basis and on an as adjusted basis to reflect (1) our receipt of the net proceeds from our sale of the 6,800,000 shares of common stock offered by us at an assumed public offering price of $19.13 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (2) the payment by us of $8.2 million to the former shareholders of Touch Clarity, as described in “Use of Proceeds.”

	As of March 31, 2007
	Actual	As Adjusted
	(in thousands)
	(unaudited)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$39,816	$153,400
Working capital (deficit)	(16,070)	105,714
Total assets	192,389	305,973
Deferred consideration related to business acquisition	33,579	25,379
Total long-term obligations, including current portion	9,498	9,498
Total stockholders’ equity	93,808	215,592

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently deem immaterial. The trading price of our common stock could decline due to any of these risks and you might lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

  We have a history of significant net losses, may incur significant net losses in the future and may not achieve or maintain profitability.

We have incurred significant losses in recent periods, including a net loss of $1.3 million in 2004, a net loss of $17.4 million in 2005, a net loss of $7.7 million in 2006 and a net loss of $2.4 million for the three months ended March 31, 2007, primarily as a result of significant investments that we have made in our network infrastructure and sales and marketing organization. At March 31, 2007, we had an accumulated deficit of $41.3 million. We may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future. In addition, we expect to continue to increase operating expenses as we implement initiatives to continue to grow our business, which include, among other things, plans for international expansion, expansion of our infrastructure, expenses incurred to acquire and integrate companies and technologies, the development of new services and general and administrative expenses associated with being a public company. If our revenues do not increase to offset these expected increases in costs and operating expenses, we will not be profitable. You should not consider our revenue growth in recent periods as indicative of our future performance. In fact, in future periods our revenues could decline or grow more slowly than we expect. Accordingly, we cannot assure you that we will be able to achieve or maintain profitability in the future.

  Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of securities analysts or investors, which could cause our stock price to decline.

Our quarterly results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly results of operations may result from a number of factors, including, but not limited to, those listed below:

•	our ability to increase sales to existing customers and attract new customers;

•	the addition or loss of large customers;

•	the timing of implementation of new or additional services by our customers;

•	the amount and timing of operating costs and capital expenditures related to the maintenance and expansion of our business, operations and infrastructure;

•	the timing and success of new product and service introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among our competitors or our strategic partners;

•	seasonal variations in the demand for our services and the implementation cycles for our new customers;

•	levels of revenues from our larger customers, which have lower per transaction pricing due to higher transaction commitments;

•	changes in our pricing policies or those of our competitors;

•	service outages or security breaches;

•	the extent to which any of our significant customers terminate their service agreements with us or reduce the number of transactions from which we capture data pursuant to their service agreements;

•	limitations of the capacity of our network and systems;

•	the timing of expenses associated with the addition of new employees to support the growth in our business;

•	the timing of expenses related to the development or acquisition of technologies, services or businesses and potential future charges for impairment of goodwill from acquired companies;

•	potential goodwill and intangible asset impairment charges associated with acquired businesses;

•	potential foreign currency exchange losses associated with transactions denominated in foreign currencies;

•	expenses associated with the management or growth of our increasingly international operations;

•	general economic, industry and market conditions and those conditions specific to Internet usage and online businesses;

•	the purchasing and budgeting cycles of our customers; and

•	geopolitical events such as war, threat of war or terrorist actions.

We believe that our quarterly revenues and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

  We have derived substantially all of our subscription revenues from sales of our Omniture SiteCatalyst service. If our Omniture SiteCatalyst service is not widely accepted by new customers, our operating results will be harmed.

We derive substantially all of our revenues from subscriptions to our Omniture SiteCatalyst service, and we expect that we will continue to derive the substantial majority of our revenues from our Omniture SiteCatalyst service in the future. To date, we have not received significant revenues from our Omniture DataWarehouse, Omniture Discover, Omniture Genesis, Omniture SearchCenter or Omniture TouchClarity. We expect that we will continue to be highly dependent on the success of our Omniture SiteCatalyst service for the foreseeable future. If our Omniture SiteCatalyst service is unable to remain competitive and provide value to our customers, our ability to achieve widespread acceptance of our Omniture SiteCatalyst service may be hindered and our revenue growth and business will be harmed.

  If we are unable to attract new customers or to sell additional services to our existing customers, our revenue growth will be adversely affected.

To increase our revenues, we must regularly add new customers, sell additional services to existing customers and encourage existing customers to increase their minimum commitment levels. If our existing and prospective customers do not perceive our services to be of sufficiently high value and quality, we may not be able to attract new customers or increase sales to existing customers and our operating results will be adversely affected. We have incurred significant expenses or made investments in connection with the internal development and acquisition of new products or services, such as Omniture TouchClarity and version 2.0 of Omniture Discover. These products or services have only recently been commercially introduced by us and may not achieve broad commercial acceptance. In that event, our operating results may be adversely affected and we may be unable to grow our revenue or achieve or maintain profitability.

  Our business depends substantially on customers renewing their subscriptions for our online business optimization services. Any decline in our customer renewals would harm our future operating results.

We sell our online business optimization services pursuant to service agreements that are generally one to three years in length. Our customers have no obligation to renew their subscriptions for our services after the expiration of their initial subscription period and we cannot provide assurance that these subscriptions will be renewed at the same or higher level of service, if at all. In fact, some of our customers have elected not to renew their agreements with us. Moreover, under some circumstances, some of our customers have the right to cancel their service agreements prior to the expiration of the terms of their agreements. We cannot assure you that we will be able to accurately predict future customer renewal rates. Our customers’ renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors, mergers and acquisitions affecting our customer base or reductions in our customers’ spending levels. If our customers do not renew their subscriptions for our services or if they renew on less favorable terms, our revenues may decline and our business will suffer.

  The significant capital requirements of our business model make it more difficult to achieve positive cash flow and profitability if we continue to grow rapidly.

Our business model involves our making significant upfront and ongoing capital expenditures, primarily for network operations equipment, such as servers and other network devices. Because the time frame for evaluating and implementing our services, particularly for larger implementations, can be lengthy, ranging up to 90 days or longer, and because we begin to invoice our customers only after the service implementation is complete, we make these expenditures well before we receive any cash from the customer. Consequently, it takes a number of months or longer to achieve positive cash flow for a customer. As a result, rapid growth in customers would require substantial amounts of cash. In addition, because of the lengthy implementation periods for new customers, we experience a delay between the increase in our operating expenses and the generation of corresponding revenues. We depreciate our capital equipment over a period of approximately four years, with depreciation being included in our cost of subscription revenues beginning immediately upon purchase of the equipment. We recognize revenue, at the earliest, only when we complete implementation of our services and invoice the customer. Thus, it can take us a number of months or longer to become profitable with respect to any given new customer.

  Our growth depends upon our ability to add new and retain existing large customers; however, to the extent we are successful in doing so, our gross margins and ability to achieve profitability and positive cash flow may be impaired.

Our success depends on our ability to sell our online business optimization services to large customers and on those customers continuing to renew their subscriptions with us in successive years. We derive a significant percentage of our total revenues from a relatively small number of large customers, and the loss of any one or more of those customers could decrease our revenues and harm our current and future operating results. However, the addition of new large customers or increase in minimum commitment levels by large existing customers requires particularly large capital expenditures and long implementation periods, resulting in longer than usual time periods to profitability and positive cash flow with respect to these customers. In addition, we generally sell our services to our large customers at a price per transaction lower than we do for other customers due to their larger transaction commitments. Finally, some of our customers have in the past required us to allocate dedicated personnel to provide our services as a condition to entering into service agreements with us. As a result, new large customers or increased usage of our services by large customers may cause our gross margins to decline and negatively impact our profitability and cash flows in the near term.

  Because we recognize subscription revenue over the term of the applicable agreement, the lack of subscription renewals or new service agreements may not immediately be reflected in our operating results.

The majority of our quarterly revenues represent revenues attributable to service agreements entered into during previous quarters. As a result, a decline in new or renewed service agreements in any one quarter will not be fully reflected in our revenues for the corresponding quarter but will negatively affect our revenues in future quarters. Additionally, the effect of significant downturns in sales and market acceptance of our services in a particular quarter may not be fully reflected in our results of operations until future periods. Our business model would also make it difficult for any rapid increase in new or renewed service agreements to increase our revenues in any one period because revenues from new customers must be recognized over the applicable service agreement term.

  We have limited experience with respect to our pricing model and if the prices we charge for our services are unacceptable to our customers, our revenues and operating results may experience volatility or be harmed.

We have limited experience with respect to determining the appropriate prices for our services that our existing and potential customers will find acceptable. As the market for our services matures, or as new competitors introduce new products or services that compete with ours, we may be unable to renew our agreements with existing customers or attract new customers at the same price or based on the same pricing model as we have used historically. For example, we face competition from businesses that offer their services at substantially lower prices than our services, and Google Inc. currently offers its web analytics service for free. In addition, as we have only recently commercially introduced certain of our services. The price at which our customers may be willing to purchase our services may be lower or different than we expect, which may cause our revenue or operating results to be adversely affected. As a result, in the future it is possible that competitive dynamics in our market may require us to change our pricing model or reduce our prices, which could have a material adverse effect on our revenues, gross margin and operating results.

  If we are unable to develop or acquire new services, our revenue growth will be harmed.

Our ability to attract new customers and increase revenues from existing customers will depend in large part on our ability to enhance and improve existing services and to introduce new services in the future. The success of any enhancement or new service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or service. Any new service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenues. For example, we have recently introduced version 2.0 of Omniture Discover and introduced our new products, Omniture Genesis and Omniture TouchClarity, but we have not yet received significant revenues from these services. Additionally, our existing and prospective customers may develop their own competing technologies or purchase competitive products or services or engage third-party providers. If we are unable to successfully develop or acquire new services or enhance our existing services to meet customer requirements, our business and operating results will be adversely affected.

  The market for on-demand services, in general, and for online business optimization services, in particular, is at an early stage of development, and if it does not develop or develops more slowly than we expect, our business will be harmed.

The market for on-demand services, in general, and for online business optimization services, in particular, is at an early stage of development, and it is uncertain whether these services will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of companies to increase their use of on-demand services, in general, and for online business optimization services, in particular. Many companies have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to on-demand services. Other factors that may affect market acceptance include:

•	the security capabilities, reliability and availability of on-demand services;

•	customer concerns with entrusting a third party to store and manage their data;

•	public concern regarding privacy;

•	the enactment of laws or regulations that restrict our ability to provide existing or new services to customers in the U.S. or internationally;

•	the level of customization or configuration we offer;

•	our ability to maintain high levels of customer satisfaction;

•	our ability to provide reports in real time during periods of intense activity on customer websites;

•	the price, performance and availability of competing products and services;

•	the rate of continued growth in online commerce and online advertising; and

•	the current and possible future imposition by federal, state and local agencies of taxes on goods and services that are provided over the Internet.

The market for these services may not develop further, or it may develop more slowly than we expect, either of which would harm our business.

  We operate in a highly competitive market, which could make it difficult for us to acquire and retain customers.

We compete in a rapidly evolving and highly competitive market. A significant portion of our business competes with third-party, on-demand services, software vendors and online marketing service providers. Our current principal competitors include:

•	companies such as Coremetrics, Inc., Google Inc., Nedstat Ltd., Visual Sciences, Inc. (formerly WebSideStory, Inc.) and WebTrends Inc. that offer on-demand services;

•	software vendors such as Epiphany, Inc. (acquired by SSA Global), NetRatings, Inc., Sane Solutions, LLC (acquired by Unica Corporation) and SAS Institute, Inc.;

•	online marketing service providers such as aQuantive, Inc., DoubleClick Inc. and 24/7 Real Media, Inc.; and

•	multivariate testing providers, including Offermatica, Optimost LLC, Memetrics, Kefta Inc. and [x + 1].

Many of the companies that offer web analytics software offer other products or services and as a result could also bundle their products or services, which may result in these companies effectively selling their products or services at or below market prices.

Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and substantially greater resources, including sales and marketing, financial and other resources. As a result, these competitors may be able to:

•	absorb costs associated with providing their products at a lower price;

•	devote more resources to new customer acquisitions;

•	respond to evolving market needs more quickly than we can; and

•	finance more research and development activities to develop better services.

In addition, large software, Internet and database management companies may enter the market or enhance their web analytics capabilities, either by developing competing services or by acquiring existing competitors or strategic partners of ours, and compete against us effectively as a result of their significant resources and pre-existing relationships with our current and potential customers. For example, Google Inc. has a web analytics service that it offers free of charge and it has recently entered into an agreement to acquire DoubleClick Inc., one of our strategic partners. Further, Microsoft has announced its intention to create and market a web analytics service free of charge and has recently entered into an agreement to acquire aQuantive, Inc.

If our services achieve broader commercial acceptance and as we introduce additional services, we expect that we will experience competition from additional companies.

If we are not able to compete successfully against our current and future competitors, it will be difficult to acquire and retain customers, and we may experience limited revenue growth, reduced revenues and operating margins and loss of market share.

  We rely on a small number of third-party service providers to host and deliver our services, and any interruptions or delays in services from these third parties could impair the delivery of our services and harm our business.

We host our services, and serve all of our customers from seven third-party data center facilities located in California, Texas, Massachusetts, the United Kingdom and Denmark. We do not control the operation of any of these facilities, and depending on service level requirements, we may not operate or maintain redundant data center facilities for all of our services or for all of our customers’ data, which increases our vulnerability. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services. Additionally, our data center facility agreements are of limited durations, and our data facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. One of our data center facility agreements requires that we pay for a variable component of power costs and provides for discretionary increases, up to a maximum amount, to the price we pay for use of the facility, thereby potentially subjecting us to variations in the cost of power and hosting fees. If we are unable to renew our agreements with the facilities on commercially reasonable terms, we may experience delays in the provisioning of our services until an agreement with another data center facility can be arranged.

We depend on access to the Internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our bandwidth providers for any reason, we could experience disruption in our services or we could be required to retain the services of a replacement bandwidth provider.

Our operations rely heavily on the availability of electricity, which also comes from third-party providers. If we or the third-party data center facilities that we use to deliver our services were to experience a major power outage or if the cost of electricity increases significantly, our operations would be harmed. If we or our third-party data centers were to experience a major power outage, we would have to rely on back-up generators, which may not work properly, and their supply might be inadequate during a major power outage. Such a power outage could result in a disruption of our business.

Any errors, defects, interruptions, delays, disruptions or other performance problems with our services could harm our reputation and may damage our customers’ businesses. Interruptions in our services might reduce our revenues, cause us to issue credits to customers, cause customers to terminate their subscriptions and adversely affect our renewal rates. Our business would be harmed if our customers and potential customers believe our services are unreliable.

  If we fail to respond to rapidly changing technological developments or evolving industry standards, our services may become obsolete or less competitive.

The market for our services is characterized by rapid technological advances, changes in customer requirements, changes in protocols and evolving industry standards. If we are unable to develop enhancements to, and new features for, our existing services or acceptable new services that keep pace with rapid technological developments, our services may become obsolete, less marketable and less competitive and our business will be harmed.

  We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

We have substantially expanded our overall business, customer base, headcount and operations in recent periods both domestically and internationally. We increased our total number of full-time employees from 159 at December 31, 2004 to 465 at March 31, 2007. In addition, during this same period, we made substantial investments in our network infrastructure operations as a result of our growth, and have significantly expanded our geographic presence with the acquisition of two European companies. We will need to continue to expand our business. We anticipate that this expansion will require substantial management effort and significant additional investment in our infrastructure. In addition, we will be required to continue to improve our operational, financial and management controls and our reporting procedures, particularly in view of the complexities associated with more geographically dispersed operations. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross margins or cause our operating expenses to increase in any particular quarter. Our historic expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. If we are unable to manage our growth successfully, our business will be harmed.

  Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our services.

Increasing our customer base and achieving broader market acceptance of our services will depend to a significant extent on our ability to expand our sales and marketing operations. We expect to be substantially dependent on our direct sales force to obtain new customers. We plan to continue to expand our direct sales force both domestically and internationally. We believe that there is significant competition for direct sales personnel with the sales skills and technical knowledge that we require. Our ability to achieve significant growth in revenues in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of direct sales personnel. New hires require significant training and, in most cases, take a significant period of time before they achieve full productivity. Our recent hires, sales personnel added through our recent business acquisitions and planned hires may not become as productive as we would like, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Our business will be seriously harmed if these expansion efforts do not generate a corresponding significant increase in revenues.

  Our growth depends in part on the success of our strategic relationships with third parties, including technology integration, channel partners and resellers of our services.

We may not be able to develop or maintain strategic relationships with third parties with respect to either technology integration or channel development for a number of reasons, including because of relationships with our competitors or prospective competitors. For example, we recently launched Omniture Genesis as part of our strategy to broaden our online business optimization platform. If we are unsuccessful in establishing or maintaining our strategic relationships with these and other third parties, our ability to compete in the marketplace or to grow our revenues would be impaired and our operating results would suffer. Further, if search engine or other online marketing providers restrict access to their networks or increase the currently nominal prices they charge for the use of their application programming interfaces, our ability to deliver services of sufficiently high value to our customers at a profitable price will be negatively affected. Even if we are successful in establishing and maintaining these relationships, we cannot assure you that these will result in increased customers or revenues.

  Because our long-term success depends, in part, on our ability to expand the sales of our services to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

We currently maintain offices outside of the United States and currently have operations, sales personnel or independent consultants in several countries. In the first quarter of 2007, we acquired Instadia, which has its principal operations in Copenhagen, Denmark, and Touch Clarity, which has its principal operations in London, England. These acquisitions significantly increased the scope of our international operations. We have limited experience operating in foreign jurisdictions. Our inexperience in operating our business outside of the United States increases the risk that our current and any future international expansion efforts will not be successful. In addition, conducting international operations subjects us to new risks that we have not generally faced in the United States. These include:

•	fluctuations in currency exchange rates;

•	unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;

•	localization of our services, including translation into foreign languages and associated expenses;

•	dependence on certain third parties to increase customer subscriptions;

•	the burdens of complying with a wide variety of foreign laws and different legal standards, including laws and regulations related to privacy;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could negatively affect our international business and, consequently, our results of operations generally.

Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing acquiring or integrating operations in other countries will produce desired levels of revenues or profitability.

Some of our international subscription fees are currently denominated in United States dollars and paid in local currency. As a result, fluctuations in the value of the United States dollar and foreign currencies may make our services more expensive for international customers, which could harm our business.

  We may be liable to our customers and may lose customers if we provide poor service, if our services do not comply with our agreements or if we are unable to collect customer data or otherwise lose customer data.

Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. Furthermore, our ability to collect and report data may be interrupted by a number of factors, including our inability to access the Internet, the failure of our network or software systems, security breaches or variability in user traffic on customer websites. In addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation. We may also find, on occasion, that we cannot deliver data and reports to our customers in real time because of significant spikes in consumer activity on their websites. We may be liable to our customers for damages they may incur resulting from these events, such as loss of business, loss of future revenues, breach of contract or for the loss of goodwill to their business. In addition to potential liability, if we supply inaccurate information or experience interruptions in our ability to capture, store and supply information in real time or at all, our reputation could be harmed and we could lose customers.

Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

  A rapid expansion of our network and systems could cause us to lose customer data or cause our network or systems to fail.

In the future, we may need to expand our network and systems at a more rapid pace than we have in the past. For example, if we secure a large customer or a group of customers with extraordinary volumes of information to collect and process, we may suddenly require additional bandwidth and our existing systems may not be able to process the information. Our network or systems may not be capable of meeting the demand for increased capacity, or we may incur additional unanticipated expenses to accommodate these capacity demands. In addition, we may lose valuable data, be able to provide it only on a delayed basis or our network may temporarily shut down if we fail to expand our network to meet future requirements. Any lapse in our ability to collect or transmit data will decrease the value of the data, prevent us from providing the complete data that may be requested by our customers and affect some of our customers’ web pages. Any disruption in our network processing or loss of data may damage our reputation and result in the loss of customers.

  If a third party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed.

The Internet, software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Additionally, although we have licensed from other parties proprietary technology covered by patents, we cannot be certain that any such patents will not be challenged, invalidated or circumvented. Furthermore, many of our service agreements require us to indemnify our customers for third-party intellectual property infringements claims, which would increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling in any such claims. We, and certain of our customers, have in the past received correspondence from third parties alleging that certain of our services, or customers’ use of our services, violate such third parties’ patent rights. For example, we are aware that five of our customers have received letters from a third party alleging, among other things, that these customers’ online activities, including the use of our services, infringe its patents. A few of these customers have requested that we indemnify them against these allegations. Other customers may receive similar allegations of infringement and make similar requests for indemnification under our service agreements with them or this third party may make claims directly against us. These types of claims could harm our relationships with our customers, may deter future customers from subscribing to our services or could expose us to litigation with respect to these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party. Any of these results could harm our brand and operating results.

Any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent us from offering our services to our customers and may require that we procure or develop substitute services that do not infringe.

With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms, may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. The technology also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense. For example, in February 2006, we entered into a settlement and patent license agreement with NetRatings, Inc., to resolve a patent infringement lawsuit that NetRatings filed against us in May 2005 and to obtain a non-exclusive, world-wide license to NetRatings’ entire patent portfolio. Under the terms of the agreement, we agreed to pay NetRatings license fees.

Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. In addition, third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

  The success of our business depends in large part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We have 19 issued patents in the United States and one patent in the United Kingdom, as well as 50 United States and 35 related international patent applications pending. We cannot assure you that any patents will issue with respect to our current patent applications, in a manner that gives us the protection that we seek, if at all, or that any future patents issued to us will not be challenged, invalidated or circumvented. Our currently issued patents and any patents that may issue in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Also, we cannot assure you that any future service mark registrations will be issued with respect to pending or future applications or that any registered service marks will be enforceable or provide adequate protection of our proprietary rights.

We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use of our technology or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive to ours or infringe our intellectual property. The enforcement of our intellectual property rights also depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

  We rely on our management team and need additional personnel to grow our business, and the loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business.

Our success and future growth depends to a significant degree on the skills and continued services of our management team. Our future success also depends on our ability to attract and retain and motivate highly skilled technical, managerial, marketing and customer service personnel, including members of our management team. All of our employees work for us on an at-will basis. We plan to hire additional personnel in all areas of our business, particularly for our sales, marketing and technology development areas, both domestically and internationally. Competition for these types of personnel is intense, particularly in the Internet and software industries. As a result, we may be unable to successfully attract or retain qualified personnel. Our inability to retain and attract the necessary personnel could adversely affect our business.

  Our recent acquisitions of Instadia and Touch Clarity subject us to numerous risks associated with acquiring and integrating international companies and there can be no assurance that the anticipated benefits of such acquisitions will be realized.

In January 2007, we acquired Instadia, based in Copenhagen, Denmark. In March 2007, we acquired Touch Clarity, based in London, England.

These two acquisitions may result in unforeseen operating difficulties and expenditures, and we can give no assurance that these two acquisitions or any future acquisition will be successful and will not materially adversely affect our business, operating results or financial condition. In particular, we may encounter difficulties assimilating or integrating the acquired businesses, technologies, product and service offerings, internal controls, disclosure controls, IT infrastructures, personnel and management teams, or operations of the acquired companies (particularly if the key personnel of the acquired company choose not to work for us). In addition, we may experience difficulty retaining the customers of any acquired business due to changes in management and ownership or relating to our ability to continue to support product and service offerings of acquired businesses. Our failure to successfully integrate acquired businesses into our operations could have a material adverse effect on our business, operating results and financial condition. Moreover, even if such acquisitions are successfully integrated, we may not receive the expected benefits of the transactions if we find that the acquired business does not further our business strategy or that we paid more than what the business was worth.

In conjunction with our acquisition of Touch Clarity, we are required to pay additional consideration of $33.6 million to its former stockholders, to be paid no later than November 30, 2007 in shares of our common stock, cash, or some combination of stock and cash, at our election. If we elect to issue shares of our common stock to pay all or some of the consideration, our existing stockholders could suffer significant dilution. This dilution could be enhanced if the trading price of our common stock decreases prior to the determination of the price at which such shares would be issued.

  We intend to continue to acquire other companies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

As part of our business strategy, we expect to continue to make acquisitions of, or investments in, complementary services, technologies or businesses to address the need to develop new products and enhance existing products. We also may enter into relationships with other businesses in order to expand our service offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies.

Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurances that these transactions, once undertaken and announced, will close.

Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business, as well as cause difficulties in completing projects associated with in-process research and development. Acquisitions also involve risks associated with difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions. In addition, the revenue of an acquired business may be insufficient to offset increased expenses associated with the acquisition. Acquisitions can also lead to large and immediate non-cash charges that can have an adverse effect on our results of operations as a result of write-offs for items such as acquired in-process research and development, impairment of goodwill or the recording of stock-based compensation, as well as restructuring charges. In addition, we may lack experience operating in the geographic market of the businesses that we acquire. Further, international acquisitions, such as our two recent European acquisitions, increase our exposure to the risks associated with international operations. Moreover, we cannot assure you that the anticipated benefits of any future acquisition, investment or business relationship would be realized or that we would not be exposed to unknown liabilities. In connection with one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use a substantial portion of our cash resources that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	assume or incur large charges or substantial liabilities, including payments to NetRatings under our agreement with it;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse business cultures;

•	become subject to adverse accounting or tax consequences, substantial depreciation, amortization, impairment or deferred compensation charges;

•	make severance payments and provide additional compensation to executives and other personnel;

•	incur charges related to the elimination of duplicative facilities or resources;

•	incur legal, accounting and financial advisory fees, regardless of whether the transaction is completed; and

•	become subject to intellectual property or other litigation.

  Material defects or errors in our software we use to deliver our services could harm our reputation, result in significant costs to us and impair our ability to sell our services.

The software applications underlying our services are inherently complex and may contain material defects or errors. Any defects that cause interruptions to the availability of our services could result in:

•	lost or delayed market acceptance and sales of our services;

•	sales credits or refunds to our customers;

•	loss of customers;

•	diversion of development resources;

•	injury to our reputation; and

•	increased warranty and insurance costs.

The costs incurred in correcting any material defects or errors in our services may be substantial and could adversely affect our operating results. After the release of our services, defects or errors may also be identified from time to time by our internal team and by our customers. These defects or errors may occur in the future.

  Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, on December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R. SFAS No. 123R, which became effective for fiscal periods beginning after September 15, 2005, requires that employee stock-based compensation be measured based on its fair-value on the grant date and treated as an expense that is reflected in the financial statements over the related service period. As a result of SFAS No. 123R, our results of operations in 2006 reflect expenses that are not reflected in prior periods, potentially making it more difficult for investors to evaluate our 2006 results of operations relative to prior periods.

  We might require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new services or enhance our existing services, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

  If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and, as part of that documentation and testing, identify areas for further attention and improvement. Implementing any appropriate changes to our internal controls may distract our directors, officers and employees, and entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and distract our officers, directors and employees from the operation of our business. Further, we may encounter difficulties assimilating or integrating the internal controls, disclosure controls and IT infrastructure of the businesses that we have acquired or may acquire in the future. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may seriously affect our stock price.

  Our net operating loss carryforwards may expire unutilized, which could prevent us from offsetting future taxable income.

At December 31, 2006, we had federal net operating loss carryforwards of approximately $31.3 million that will begin to expire in 2020 and $1.1 million in federal tax credit carryforwards that will begin to expire in 2019. At December 31, 2006, we also had state net operating loss carryforwards of approximately $32.0 million that will begin to expire in 2015 and state research and development credits of approximately $0.5 million that will begin to expire in 2014. Changes in ownership have occurred that have resulted in limitations in our net operating loss carryforwards under Section 382 of the Internal Revenue Code. As a result of these Section 382 limitations, we can only utilize a portion of the net operating loss carryforwards that were generated prior to the ownership changes to offset future taxable income generated in U.S. federal and state jurisdictions. In addition, the timing of when we achieve profitability, if ever, and the dollar amount of such profitability will impact our ability to utilize these net operating loss carryforwards. We may not be able to achieve sufficient profitability to utilize some or all of our net operating loss carryforwards prior to their expiration.

  If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork and focus that we believe our culture fosters, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation and teamwork. As we grow and change, we may find it difficult to maintain important aspects of our corporate culture, which could negatively affect our ability to retain and recruit personnel, and otherwise adversely affect our future success.

Risks Related to Our Industry

  Widespread blocking or erasing of cookies or other limitations on our ability to use cookies or other technologies that we employ may impede our ability to collect information and reduce the value of our services.

Our services currently use “cookies,” which are small files of information placed on an Internet user’s computer, and “clear GIFs” (also known as pixel tags or web beacons), which are small images placed on a web page to facilitate the collection of visitor browsing data. These technologies help us to analyze the website usage patterns of visitors to our customers’ websites. The use of third-party cookies may be construed as wrongful in the eyes of the public or governmental agencies, including non-U.S. regulators. We encourage our customers to send our cookies from their own websites and, when they are unwilling to do so, we mark our third-party cookies with their dual origin to indicate that they are both from our customer’s website and from us. However, we cannot assure you that these measures will succeed in reducing any risks relating to the use of third-party cookies.

Most currently available web browsers allow site visitors to modify their settings to prevent or delete cookies. Additionally, widely available software allows site visitors to sweep all cookies from their computers at once. Similarly, several software programs, sometimes marketed as ad-ware or spyware detectors, may misclassify the cookies our customers are using as objectionable and prompt site visitors to delete or block them. In addition, several of these same software programs may block the use of clear GIFs. If a large number of site visitors refuse, disable or delete their cookies or clear GIFs or if we are otherwise unable to use cookies or clear GIFs, and if alternative methods or technologies are not developed in a timely manner, the quality of data we collect for our customers and the value of our services based on that data would decrease substantially.

  We interact with consumers through our customers, so we may be held accountable for our customers’ handling of the consumers’ personal information.

On behalf of our customers, we collect and use anonymous and personal information and information derived from the activities of website visitors. This enables us to provide our customers with anonymous or personally identifiable information from and about the users of their websites. Federal, state and foreign government bodies and agencies have adopted or are considering adopting laws regarding the collection, use and disclosure of this information. Therefore our compliance with privacy laws and regulations and our reputation among the public body of website visitors depend on our customers’ adherence to privacy laws and regulations and their use of our services in ways consistent with consumers’ expectations.

We also rely on representations made to us by our customers that their own use of our services and the information we provide to them via our services do not violate any applicable privacy laws, rules and regulations or their own privacy policies. Our customers also represent to us that they provide their website users the opportunity to “opt-out” of the information collection associated with our services. We do not audit our customers to confirm compliance with these representations. If these representations are false or if our customers do not otherwise comply with applicable privacy laws, we could face potentially adverse publicity and possible legal or other regulatory action.

  Domestic or foreign laws or regulations may limit our ability to collect and use Internet user information, resulting in a decrease in the value of our services and having an adverse impact on the sales of our services.

State attorneys general, governmental and non-governmental entities and private persons may bring legal actions asserting that our methods of collecting, using and distributing website visitor information are illegal or improper, which could require us to spend significant time and resources defending these claims. The costs of compliance with, and the other burdens imposed by, laws or regulatory actions may prevent us from offering services or otherwise limit the growth of our services. In addition, some companies have been the subject of class-action lawsuits and governmental investigations based on their collection, use and distribution of website visitor information. Any such legal action, even if unsuccessful, may distract our management’s attention, divert our resources, negatively affect our public image and harm our business.

Various state legislatures have enacted legislation designed to protect consumers’ privacy by prohibiting the distribution of “spyware” over the Internet. Such anti-spyware laws typically focus on restricting the proliferation of certain kinds of downloadable software, or spyware, that, when installed on an end user’s computer, are used to intentionally and deceptively take control of the end user’s machine. We do not believe that the data collection methods employed by our technology constitute “spyware” or that such methods are prohibited by such legislation. Similar legislation has been proposed federally. This legislation, if drafted broadly enough, could be deemed to apply to the technology we use and could potentially restrict our information collection methods. Any restriction or change to our information collection methods would cause us to spend substantial amounts of money and time to make changes and could decrease the amount and utility of the information that we collect.

Both existing and proposed laws regulate and restrict the collection and use of information over the Internet that personally identifies the website visitor. These laws continue to change and vary among domestic and foreign jurisdictions, but certain information such as names, addresses, telephone numbers, credit card numbers and e-mail addresses are widely considered personally identifying. The scope of information collected over the Internet that is considered personally identifying may become more expansive, and it is possible that current and future legislation may apply to information that our customers currently collect without the explicit consent of website visitors. If information that our customers collect and use without explicit consent is considered to be personally identifying, their ability to collect and use this information will be restricted and they would have to change their methods, which could lead to decreased use of our services.

Domestic and foreign governments are also considering restricting the collection and use of Internet usage data generally. Some privacy advocates argue that even anonymous data, individually or when aggregated, may reveal too much information about website visitors. If governmental authorities were to follow privacy advocates’ recommendations and enact laws that limit data collection practices, our customers would likely have to obtain the express consent of a user of our customers’ websites before we could collect, share or use any of that user’s information regardless of whether the collection is done on behalf of our customers. Any requirement that we obtain consent from the users of our customers’ websites would reduce the amount and value of the information that we provide to customers, which might cause some existing customers to discontinue using our services. We would also need to expend considerable effort and resources to develop new information collection procedures to comply with an express consent requirement. Even if our customers succeeded in developing new procedures, they might be unable to convince Internet users to agree to the collection and use of the users’ information. This would negatively impact our revenues, growth and potential for expanding our business and could cause our stock price to decline.

  We may face liability for the unauthorized disclosure or theft of private information, which could expose us to liabilities and harm our stock price.

Unauthorized disclosure of personally identifiable information regarding website visitors, whether through breach of our secure network by an unauthorized party, employee theft or misuse, or otherwise, could harm our business. If there were even an inadvertent disclosure of personally identifiable information, or if a third party were to gain unauthorized access to the personally identifiable information we possess, our operations could be seriously disrupted, our reputation could be harmed and we could be subject to claims (including claims for substantial liquidated damages) pursuant to our agreements with our customers or other liabilities. In addition, if a person penetrates our network security or otherwise misappropriates data, we could be subject to liability. Such perceived or actual unauthorized disclosure of the information we collect or breach of our security could harm our business.

  We may face public relations problems as a result of violations of privacy laws and perceived mistreatment of personal information, and these public relations problems may harm our reputation and thereby lead to a reduction in customers and lower revenues.

Any perception of our practices as an invasion of privacy, whether or not illegal, may subject us to public criticism. Existing and potential future privacy laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may create negative public reactions related to our business practices. Public concerns regarding data collection, privacy and security may cause some website visitors to be less likely to visit websites that subscribe to our services. If enough users choose not to visit our customers’ websites, our ability to collect sufficient amounts of information and provide our services effectively would be adversely affected, and those websites could stop using our services. This, in turn, would reduce the value of our services and inhibit or reverse the growth of our business.

  Internet-related and other laws could adversely affect our business.

Laws and regulations that apply to communications and commerce over the Internet are becoming more prevalent. In particular, the growth and development of the market for online commerce has prompted calls for more stringent tax, consumer protection and privacy laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. This could negatively affect the businesses of our customers and reduce their demand for our services. Internet-related laws, however, remain largely unsettled, even in areas where there has been some legislative action. The adoption or modification of laws or regulations relating to the Internet or our operations, or interpretations of existing law, could adversely affect our business.

Risks Related to the Securities Markets and Ownership of Our Common Stock

  The trading price of our common stock may be subject to significant fluctuations and volatility, and our stockholders may be unable to resell their shares at a profit.

The stock markets, in general, and the markets for high technology stocks in particular, have experienced high levels of volatility. The market for technology stocks has been extremely volatile and frequently reaches levels that bear no relationship to the past or present operating performance of those companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, the trading price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. Since our initial public offering, which was completed in July 2006, the price of our common stock has ranged from an intra-day low of $5.60 to an intra-day high of $19.27 through May 18, 2007. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general, and companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	actual or anticipated changes in the expectations of investors or securities analysts, including changes in financial estimates or investment recommendations by securities analysts who follow our business;

•	speculation in the press or investment community;

•	technological advances or introduction of new products by us or our competitors;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	major catastrophic events;

•	our sale of common stock or other securities in the future;

•	the trading volume of our common stock, as well as sales of large blocks of our stock; or

•	departures of key personnel.

These factors, as well as general economic and political conditions and the announcement of proposed and completed acquisitions or other significant transactions, or any difficulties associated with such transactions, by us or our strategic partners, customers or our current competitors, may materially adversely affect the market price of our common stock in the future. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial cost and a diversion of management’s attention and resources. In addition, volatility, lack of positive performance in our stock price or changes to our overall compensation program, including our equity incentive program, may adversely affect our ability to retain key employees.

  If securities analysts stop publishing research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us. We do not control these analysts. If one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline. Further, if one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

  The concentration of our capital stock ownership with insiders will likely limit your ability to influence the outcome of key transactions, including a change of control.

Our executive officers, directors, five percent or greater stockholders and affiliated entities together beneficially own a majority of the outstanding shares of our common stock. As a result, these stockholders, if acting together, would be able to control most matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions, even if other stockholders oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company that other stockholders may view as beneficial, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

  Provisions in our certificate of incorporation and bylaws under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

•	authorize the issuance of “blank check” preferred stock that our Board of Directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit stockholders from calling a special meeting of our stockholders;

•	provide that our Board of Directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder and which may discourage, delay or prevent a change of control of our company.

  We have broad discretion in the use of the net proceeds that we receive in this offering.

The principal purposes of this offering are to raise additional capital and to increase the liquidity in the trading market for our stock. Except as disclosed under “Use of Proceeds,” we have not yet determined the specific allocation of the net proceeds that we receive in this offering. Rather, we intend to use the net proceeds that we receive in this offering for general corporate purposes, including working capital needs and potential strategic acquisitions and investments. Accordingly, our management will have broad discretion over the specific use of the net proceeds of this offering. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds.

  If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution of $16.79 per share based on an assumed public offering price of $19.13 per share, because the price that you pay will be substantially greater than the net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under these plans or if we otherwise issue additional shares of our common stock.

  Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale expire, the trading price of our common stock could decline. After this offering, approximately 55,879,326 shares of our common stock will be outstanding. The holders of 19,830,263 shares of our common stock have agreed, subject to certain exceptions described in “Underwriters” below, that they will not sell 4,957,566 of these shares for a period of 75 days after the date of this prospectus and the remaining 14,872,697 of these shares for a period of 90 days after the date of this prospectus. However, Hummer Winblad Venture Partners V, L.P. and Scale Venture Partners II, L.P. may sell (x) up to 5% of the shares of common stock held by them prior to the date of the commencement of the “road show” for this offering and (y) up to 20% of the remaining shares held by them at any time following the 75th day after the date of this prospectus. The remaining 36,049,063 shares of our common stock are freely tradable, with limited or no restriction, in the public market, subject to a lapsing right of repurchase by us with respect to 749,094 of such shares. Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC may, in their sole discretion, permit our directors, officers and certain of our significant stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The lock-up is subject to extension under certain circumstances.

As of March 31, 2007, 245,495 shares underlying outstanding warrants, became eligible for sale in the public market to the extent permitted by the provisions of the warrants, and Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. We have also registered 15,166,153 shares of our common stock that we may issue under our equity plans. These shares can be freely sold in the public market upon issuance, subject to vesting restrictions. In addition, in connection with our acquisition of Touch Clarity, we will have to pay up to $25.4 million as part of the consideration in cash or stock, or some combination thereof, prior to November 30, 2007. If we elect to pay this amount in stock, we have agreed to register that stock for resale under the Securities Act. The sale of these shares, or the perception that these shares may be sold, could cause the trading price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend” and “expect,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following: our ability to achieve or maintain profitability; the acceptance of our pricing model; our business plan and growth management; operating expenses; business expansion; expansion of our sales and marketing capabilities; growth of the number of Internet users, Internet commerce and the market for on-demand services and online business optimization; changing technological developments; the impact of quarterly fluctuations of revenue and operating results; expansion of service offerings, including the development of new and improved services; scalability, reliability and performance of our platform; our ability to provide adequate service to customers; network and systems integrity; retention of key employees; the release of future versions of current services; levels and sources of revenue; our ability to integrate our recent European acquisitions effectively; future acquisitions of or investments in complementary companies, products, services or technologies; acquisition of new customers; customer renewal rates; our expectations concerning relationships with third parties, including technology integration, channel partners, resellers and key customers; our ability to compete effectively in the market; levels of capital expenditures; issuance of common stock for acquisitions; changes in stock-based compensation; future cash requirements and sufficiency of our existing cash; fluctuations in interest rates and foreign currency exchange rates; our ability to attain certain economies of scale; our ability to manage financial risks; expansion of our network infrastructure; our ability to utilize our network hardware more efficiently; legal proceedings; our future license payments under our patent license agreement with NetRatings; adequacy of our intellectual property; changes in U.S. and international laws regarding privacy, private information, the Internet and other areas; changes in accounting standards; maintenance of adequate internal controls; utilization of net operating loss and tax credit carryforwards to reduce our tax payments in future periods; the trends of our costs and expenses; staffing, direct sales force and expense levels; expansion of our European and other international operations; introduction and market acceptance of new services offerings and standards; and adequacy of our capital resources to fund operations and growth.

These statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in “Risk Factors” and elsewhere within this prospectus.

Although we believe that expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We will not update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or changes in our expectations.

We obtained the industry, market and competitive position data throughout this prospectus from industry and general publications and research, surveys and studies conducted by third parties including those generated by comScore Media Metrix, eMarketer, Forrester Research, IDC and JupiterResearch. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications, surveys and forecasts.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $121.8 million from our sale of the 6,800,000 shares of common stock offered by us in this offering, based upon an assumed public offering price of $19.13 per share, which was the last sale price of our common stock as reported by The NASDAQ Global Market on May 18, 2007, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $140.2 million.

We may use the net proceeds to us from this offering to make acquisition-related payments of up to $36.6 million, further described below. We intend to use the remaining net proceeds for general corporate purposes, which may include the following:

•	expansion of our domestic and international sales and marketing organizations, which may include increasing the number of direct sales personnel, expanding reseller and other sales relationships with third parties, and investing in advertising and marketing activities to increase brand awareness;

•	investments in our network infrastructure, which may include continuing to make significant upfront investments in network infrastructure equipment, such as servers and other network devices, to support our customer base;

•	further development of our service offerings, which may include increasing the number of software engineering and quality assurance personnel; and

•	other corporate opportunities that may arise in the future.

We may pay up to $36.6 million to the former shareholders of Touch Clarity. We agreed to pay total consideration of $59.0 million, which included initial cash consideration of $16.0 million paid upon closing of the acquisition. Of the remainder, $33.6 million is payable in our common stock, cash or some combination thereof prior to November 30, 2007, including $8.2 million that must be paid in cash within ten days of the completion of this offering. In addition, we may be required to pay up to an additional $3.0 million in consideration to the former shareholders of Touch Clarity during the first quarter of 2008, contingent upon the achievement of certain revenue milestones.

We may use a portion of the proceeds that we receive in this offering for possible acquisitions of complementary businesses, technologies or other assets. We have no ongoing negotiations or current agreements or commitments with respect to any material acquisitions.

The amount and timing of our actual expenditures will depend on numerous factors, including the cash used or generated in our operations, the status of our development efforts, the level of sales and marketing activities, technological advances and competitive pressures. We, therefore, cannot estimate the amount of net proceeds that we receive in this offering which will be used for any of the purposes described above. Pending the uses described above, we plan to invest the net proceeds that we receive in this offering in short-term, interest-bearing, investment grade securities.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on The NASDAQ Global Market under the symbol “OMTR” since it began trading on June 28, 2006. Shares sold in our initial public offering on June 27, 2006 were priced at $6.50 per share. The following table sets forth, for the time periods indicated, the high and low sales prices of our common stock as reported on The NASDAQ Global Market.

2006	High	Low

Second Quarter (beginning June 28, 2006)	$7.60	$5.60
Third Quarter	8.59	6.23
Fourth Quarter	14.97	7.35

2007
First Quarter	18.75	13.25
Second Quarter (through May 18, 2007)	19.27	15.50

On May 18, 2007, the last reported sale price of our common stock on The NASDAQ Global Market was $19.13 per share.

As of March 31, 2007, there were 49,079,326 shares of our common stock outstanding held by approximately 84 stockholders of record, including the Depository Trust Company, which holds shares of our common stock on behalf of an indeterminate number of beneficial owners.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. Our loan and security agreement with Silicon Valley Bank limits our ability to pay dividends. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis to reflect (1) our receipt of the estimated net proceeds from our sale of the 6,800,000 shares of common stock offered by us at an assumed public offering price of $19.13 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (2) the payment by us of $8.2 million to the former shareholders of Touch Clarity.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, contained in or incorporated by reference into this prospectus.

	As of March 31, 2007
	Actual	As Adjusted
	(in thousands)
	(unaudited)

Cash, cash equivalents and short-term investments	$39,816	$153,400

Deferred consideration related to business acquisition	$33,579	$25,379

Total long-term obligations, including current portion	$9,498	$9,498
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized, none issued or outstanding actual or as adjusted	—	—
Common stock, $0.001 par value; 250,000,000 shares authorized, 48,244,454 shares issued and outstanding actual, 55,044,454 shares issued and outstanding as adjusted	48	55
Additional paid-in capital	137,067	258,844
Deferred stock-based compensation	(1,910)	(1,910)
Accumulated other comprehensive loss	(112)	(112)
Accumulated deficit	(41,285)	(41,285)

Total stockholders’ equity	93,808	215,592

Total capitalization	$103,306	$225,090

The number of as adjusted shares shown as issued and outstanding in the table is based on 48,244,454 shares of our common stock outstanding at March 31, 2007 and excludes:

•	10,931,432 shares of common stock issuable upon the exercise of options outstanding at March 31, 2007 with a weighted-average exercise price of $7.35 per share;

•	245,495 shares of common stock issuable upon the exercise of warrants outstanding at March 31, 2007 with a weighted-average exercise price of $0.40 per share;

•	834,872 shares of our common stock that were issued and outstanding but that were subject to a right of repurchase by us at March 31, 2007 and therefore not included in stockholders’ equity pursuant to U.S. generally accepted accounting principles;

•	up to 1,310,668 shares of common stock reserved, as of March 31, 2007, for future issuance under our 2006 Equity Incentive Plan; and

•	976,019 shares of common stock reserved, as of March 31, 2007, for future issuance under our 2006 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the assumed offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of March 31, 2007, our net tangible book value was approximately $9.0 million, or $0.18 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2007. After giving effect to our sale in this offering of 6,800,000 shares of our common stock, at the assumed offering price of $19.13 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2007 would have been approximately $130.7 million, or $2.34 per share of our common stock. This represents an immediate increase in net tangible book value of $2.16 per share to our existing stockholders and an immediate dilution of $16.79 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$19.13
Net tangible book value per share as of March 31, 2007, before giving effect to this offering	$0.18
Increase in net tangible book value per share attributable to investors purchasing shares in this offering	2.16

Pro forma net tangible book value per share after giving effect to this offering		2.34

Dilution in net tangible book value per share to investors in this offering		$16.79

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $2.62 per share, and the dilution in net tangible book value per share to investors in this offering would be $16.51 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

We present below our selected consolidated financial data. The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements not included in or incorporated by reference into this prospectus. The consolidated statement of operations data for the three months ended March 31, 2006 and 2007 and the consolidated balance sheet data as of March 31, 2007 have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal recurring adjustments, that management considers necessary for the fair presentation of the financial information set forth in those statements. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, contained in or incorporated by reference into this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

						Three Months Ended
	Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except per share data)
						(unaudited)

Consolidated Statement of Operations Data:
Revenues:
Subscription	$3,125	$7,692	$19,444	$41,066	$74,580	$15,540	$27,320
Professional services and other	590	962	1,122	1,738	5,169	896	1,833

Total revenues	3,715	8,654	20,566	42,804	79,749	16,436	29,153
Cost of revenues:
Subscription	664	1,918	7,993	18,496	28,827	6,107	9,460
Professional services and other	177	559	739	1,963	2,999	671	1,278

Total cost of revenues	841	2,477	8,732	20,459	31,826	6,778	10,738

Gross profit	2,874	6,177	11,834	22,345	47,923	9,658	18,415
Operating expenses:
Sales and marketing	1,763	3,591	8,906	24,259	35,227	8,181	13,324
Research and development	1,377	1,118	2,030	6,647	8,732	1,972	3,143
General and administrative	975	1,195	3,230	6,220	12,107	2,850	4,386
Litigation settlement	—	—	—	2,604	—	—	—

Total operating expenses	4,115	5,904	14,166	39,730	56,066	13,003	20,853

(Loss) income from operations	(1,241)	273	(2,332)	(17,385)	(8,143)	(3,345)	(2,438)
Interest income	—	—	64	599	2,117	198	636
Interest expense	(162)	(115)	(392)	(574)	(1,285)	(202)	(257)
Other income (expense)	25	29	1,342	(66)	(219)	(30)	(353)

(Loss) income before provision for income taxes	(1,378)	187	(1,318)	(17,426)	(7,530)	(3,379)	(2,412)
Provision for income taxes	—	44	—	15	195	27	34

Net (loss) income	$(1,378)	$143	$(1,318)	$(17,441)	$(7,725)	$(3,406)	$(2,446)

						Three Months Ended
	Year Ended December 31,					March 31,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except per share data)
						(unaudited)

Net (loss) income per share:
Basic	$(0.11)	$0.01	$(0.10)	$(1.27)	$(0.25)	$(0.24)	$(0.05)
Diluted	$(0.11)	$0.01	$(0.10)	$(1.27)	$(0.25)	$(0.24)	$(0.05)
Weighted-average number of shares used in per share amounts:
Basic	12,270	12,306	13,094	13,694	30,332	13,968	47,753
Diluted	12,270	22,677	13,094	13,694	30,332	13,968	47,753

						As of
	As of December 31,					March 31,
	2002	2003	2004	2005	2006	2007
						(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$317	$2,187	$8,927	$22,196	$68,287	$39,816
Working capital (deficit)	(1,248)	(2,638)	(1,422)	1,191	52,028	(16,070)
Total assets	1,616	6,926	32,768	73,051	135,210	192,389
Deferred consideration relating to business acquisition	—	—	—	—	—	33,579
Total long-term obligations, including current portion	381	2,054	9,028	5,992	10,191	9,498
Convertible preferred stock	10,108	10,108	22,770	61,882	—	—
Total stockholders’ (deficit) equity	(12,379)	(12,205)	(13,413)	(30,266)	86,425	93,808

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus or are incorporated by reference in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus and in the documents incorporated by reference, including those set forth in the section entitled “Risk Factors.”

Overview

We are a leading provider of online business optimization services, which our customers use to manage and enhance online, offline and multi-channel business initiatives. Our online business optimization software, which we host and deliver to our customers on-demand, consists of Omniture SiteCatalyst, our flagship service, and our Omniture DataWarehouse, Omniture Discover, Omniture Genesis, Omniture SearchCenter and Omniture TouchClarity services. These services, built on a scalable and flexible computing architecture, enable our customers to capture, store and analyze real-time and historical information generated by their web sites and other sources, to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes and to automate the optimization of key areas of their online businesses.

We were founded in 1996, began offering our on-demand online business optimization services in 1997 and began offering these services to enterprises in 2001. Our total revenues have grown from $3.7 million in 2002 to $79.7 million in 2006, representing an average annual growth rate of approximately 115%. Our revenues for the three months ended March 31, 2007 were $29.2 million. Our total cost of revenues and total operating expenses have increased from $5.0 million in 2002 to $87.9 million in 2006. For the three months ended March 31, 2007, our total cost of revenues and total operating expenses were $31.6 million. Our loss from operations was $1.2 million in 2002 and declined from $17.4 million in 2005 to $8.1 million in 2006, and from $3.3 million for the three months ended March 31, 2006 to $2.4 million for the three months ended March 31, 2007. Our net loss has increased from $1.4 million in 2002 to $7.7 million in 2006. We sell our services through direct sales efforts and indirectly through resellers. Substantially all of our revenues since 2002 have been derived from subscription fees for our services, which represented approximately 96% of total revenues in 2005, 94% of total revenues in 2006 and 94% of total revenues for the three months ended March 31, 2007.

We provide our online business optimization services to businesses in 83 countries with an online presence. During the three months ended March 31, 2007, our services captured almost 500 billion transactions for approximately 2,200 customers.

Our revenue growth and profitability will depend on our ability to attract new customers and to retain our customers over time. The delivery of our services requires us to make significant upfront capital expenditures to support the network infrastructure needs of our services. We typically depreciate these capital expenditures over a period of approximately four years, and we begin to include the depreciation amount in our cost of subscription revenues promptly after making the expenditures. We generally recognize revenue from our customers ratably over the contractual service period but only after we begin to provide our services to them. Therefore, any delays we encounter in the implementation of our services to our customers will impact our ability to start recognizing revenue and to begin to offset the depreciation costs resulting from the upfront capital expenditures. These delays will also defer the collection of cash necessary to begin offsetting the expenditures.

Those few customers who contract for the measurement of the highest numbers of transactions generally require more significant upfront capital expenditures and more prolonged implementation cycles. In addition, we typically provide customers that commit to a higher number of transactions with lower per transaction pricing, which results in lower gross margins for revenues from those customers. These factors together further delay the profitability and positive cash-flow realization from these large customers.

Historically, most of our revenues have resulted from the sale of our services to companies located in the United States. We acquired two companies, both of which are European-based businesses, in part due to our strategy to expand our international sales operations by growing our direct sales force abroad. We also intend to utilize resellers and other sales channel relationships with third parties to expand our international sales operations.

We experience significant seasonality in our contracting activity. Historically, a significant percentage of our customers have entered into or renewed subscription services agreements in the fourth quarter. Also, a significant percentage of our customer agreements within a given quarter are entered into during the last month, weeks or days of the quarter.

Recent Acquisitions

In January 2007, we acquired all of the outstanding voting stock of Instadia, based in Copenhagen, Denmark. We purchased Instadia to acquire its existing customer base, key personnel and technology. The preliminary aggregate purchase price was approximately $14.4 million, which included the payment of cash, restructuring charges and acquisition related costs. The results of operations of Instadia are included in our results of operations beginning immediately after the acquisition date.

In March 2007, we acquired all of the outstanding voting stock of Touch Clarity, based in London, England. The preliminary aggregate purchase price was approximately $59.0 million, which consisted of (1) initial cash consideration of $16.0 million paid upon the closing of the acquisition, (2) the fair value of substituted options, (3) acquisition-related costs, (4) additional deferred consideration of $33.6 million, which is to be paid no later than November 30, 2007 in our common stock, cash or a combination of stock and cash, at our discretion, and (5) a license payment to NetRatings of approximately $0.5 million made in April 2007 related to the Touch Clarity acquisition, in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006. If we elect to issue common stock for all or a portion the deferred consideration, the number of our shares to be issued will be determined based on a 5% discount to our share price at or about the time of issuance (based on a 5-day trailing average closing price). If we complete a public offering of our common stock prior to the payment in full of the additional consideration amount of $33.6 million, $8.2 million of such amount must be paid in cash within ten days of the completion of the offering. We may also be required to pay up to an additional $3.0 million in consideration during the first quarter of 2008, contingent upon the achievement of certain revenue milestones during the year ended December 31, 2007. This contingent consideration would increase the aggregate purchase price and goodwill.

How We Generate Revenues

Our revenues are classified into two types: subscription revenues and professional services and other revenues. Subscription revenues accounted for 96% of total revenues in 2005, and 94% of total revenues in each of 2006 and the three months ended March 31, 2007.

Subscription Revenues.  We derive subscription revenues from customers that use our online business optimization services. We generally bill subscription fees based on a committed minimum number of transactions from which we capture data over a predetermined period. We generally consider a transaction to be any electronic interaction, which could be either online or offline, between our customer and their customer that generates data which is incorporated into our optimization platform. Most of our customer contracts provide for additional fees for over usage based on the number of transactions in excess of this committed minimum number. We bill a limited number of large customers based on actual transactions from which we capture data during the billing period.

We bill customers for our Omniture SearchCenter services based on either a committed minimum number of bid reviews tracked on a monthly basis, or as a fixed percentage of our customer’s monthly on-line advertising spending managed through our Omniture SearchCenter services. We generally consider a bid review to be each instance where our Omniture SearchCenter services check or change a customer’s bids on their keyword or product listing. Most of our customer contracts provide for additional fees for bid reviews in excess of a stated quantity during a month.

For our Omniture TouchClarity behavioral targeting services, we generally bill subscription fees based on the number of campaign containers we manage for our customers. We consider a campaign container to be any unique location on a customer’s web page for which the customer is tracking data about a specific marketing campaign activity. Most of our customer behavioral targeting contracts provide for additional fees for transactions tracked in excess of a specified quantity of transactions.

We also derive subscription revenues from implementation fees associated with the initial deployment of our services. Implementation fees are generally billed as fixed fees per service installation.

The volume of subscription revenues is driven primarily by the number of customers and the number of transactions from which we capture data. The terms of our service agreements are typically from one to three years. We recognize subscription revenues ratably over the term of the agreement, beginning on the commencement of the service. Customers typically have the right to terminate their contracts for cause if we fail to substantially perform. Some of our customers also have the right to cancel their service agreements by providing prior written notice to us of their intent to cancel the remaining term of their agreement. In the event that a customer cancels its contract, it is not entitled to a refund for prior services provided to it by us.

We invoice most customers monthly, quarterly or annually in advance for subscription fees and implementation fees, while we invoice over-usage fees and actual usage fees monthly in arrears. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenues, or in revenues if all the revenue recognition criteria have been met.

Professional Services and Other Revenues.  Professional services and other revenues are primarily derived from consulting and training services provided to our customers.

Depending on the nature of the engagement, consulting services are billed either on a time-and-materials basis or as a single fee per engagement. We also offer a number of training courses on implementing, using and administering our services, which are generally billed at a standard rate per attendee, per course. We recognize revenues from professional services that are sold with subscription services over the term of the related subscription contract. We recognize revenues from professional services sold separately from subscription services as those services are performed.

Indirect Sales.  We sell our online business optimization services primarily through direct sales efforts and to a limited extent through third parties that resell our services to end users. We typically bill the reseller directly for services we provide to end users, based on the contracted pricing. This pricing is generally a fixed percentage of the fee charged by the reseller to the end user. We recognize revenues on these arrangements, equal to the amount we bill to the reseller, when all revenue recognition criteria are met.

Cost of Revenues and Operating Expenses

Cost of Revenues.  Cost of subscription revenues consists primarily of expenses related to operating our network infrastructure, including depreciation expenses associated with computer equipment, data center costs, salaries and related expenses of network operations, implementation, account management and technical support personnel and amortization of intangible assets. Cost of subscription revenues will, absent any impairment, include $4.1 million in amortization of existing acquired intangible assets through 2010 and decreasing amounts thereafter through March 31, 2014. We enter into contracts with third parties for the use of their data center facilities, and our data center costs largely consist of the amounts we pay to these third parties for rack space, power and similar items.

Cost of professional services and other revenues consists primarily of employee-related costs associated with these services. We recognize costs related to professional services as they are incurred. The cost of professional services and other revenues is significantly higher as a percentage of professional services and other revenues than the cost of subscription revenues is as a percentage of subscription revenues, due to the labor costs associated with providing these services.

We allocate overhead such as rent and other occupancy costs, telecommunications charges and non-network related depreciation to all departments based on headcount. As a result, general overhead expenses are reflected in each cost of revenues and operating expense item. Our cost of revenues and operating expenses also include stock-

based compensation expenses related to the following: (1) the fair value of stock options issued to employees since January 1, 2006; (2) stock options issued to employees prior to 2006 in situations in which the exercise price was less than the deemed fair value of our common stock on the date of grant; and (3) stock options issued to non-employees.

Operating Expenses.  Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses.

Sales and marketing expenses have historically been our largest operating expense category. Sales and marketing expenses consist primarily of salaries, benefits and related expenses for our sales and marketing personnel, commissions, the costs of marketing programs, including advertising, events, corporate communications and other brand building and product marketing, and allocated overhead. Sales and marketing expenses will, absent any impairment, also include $1.1 million annually in amortization of customer-related intangible assets through 2013 and decreasing amounts thereafter through March 31, 2015.

Research and development expenses consist primarily of salaries, benefits and related expenses for our software engineering and quality assurance personnel and allocated overhead.

General and administrative expenses consist primarily of salaries, benefits and related expenses for our executive, finance and accounting, legal, human resources and information systems personnel, professional fees, other corporate expenses and allocated overhead.

Trends in Our Business and Results of Operations

Our business has grown rapidly. This growth has been driven primarily by an expansion of our customer base, coupled with increased subscription revenues from existing customers. To date, we have derived a substantial majority of our revenues from subscription fees for Omniture SiteCatalyst and related subscription services provided to customers in the United States. We expect that revenues associated with our current and future services other than Omniture SiteCatalyst will increase over time and reduce the percentage of total revenues generated by Omniture SiteCatalyst. In addition, as we continue expanding our international sales operations and international distribution channels, we expect that revenues from customers located outside the United States will increase as a percentage of total revenues. Revenues from customers located outside the United States have increased from 11% of total revenues for 2005 to 17% of total revenues for 2006 and 23% of total revenues for the three months ended March 31, 2007. Additionally, we expect the percentage of total revenues derived from our largest customers to decrease over time, as a result of continued expansion of our customer base.

If our customer base continues to grow, it will be necessary for us to continue to make significant upfront investments in the network infrastructure equipment and implementation personnel necessary to support this growth. The rate at which we add new customers, along with the scale of new customer implementations, will affect the level of these upfront investments. Over the past year, our gross margins have increased from 59% for the three months ended March 31, 2006 to 63% for the three months ended March 31, 2007, primarily due to more efficient utilization of our network hardware. We are seeking to achieve further economies of scale as we continue expanding our network infrastructure, resulting in a reduction over time of network operations costs as a percentage of total revenues, although improvements in future gross margins are not expected to occur at the same rate experienced from the three months ended March 31, 2006 to the three months ended March 31, 2007.

During the three months ended March 31, 2007, we leased a small portion of our equipment requirements under operating leases provided by third-party financing sources and expect the percentage of our overall equipment requirements acquired under operating leases to increase for the remainder of 2007. Although we do not expect the use of operating leases to have a significant impact on total cost of revenues, when compared to the effect of purchasing this equipment, our capital expenditures will be reduced to the extent we utilize operating leases.

The timing of additional expenditures and equipment operating leases could materially affect our cost of revenues, both in absolute dollars and as a percentage of revenues, in any particular period. In addition, because we incur immediate depreciation and lease expense from our significant upfront network computer equipment requirements as new customers are added, these customers are not immediately profitable. As a result, our profitability can be significantly affected by the timing of the addition of new customers, particularly customers with large volume requirements. At least through March 31, 2014, our cost of revenues and our gross margin will also be negatively affected by the amortization of the following intangible assets: (1) the estimated fair value of the patents licensed from NetRatings; and (2) the intangible assets directly related to our subscription service that were acquired as part of the Instadia and Touch Clarity acquisitions.

We have also experienced, and expect to continue to experience, rapid growth in our operating expenses as we make investments to support the anticipated growth of our customer base. Our full-time employee headcount increased from 33 at December 31, 2002 to 465 at March 31, 2007, including the employees added as a result of the Instadia and Touch Clarity acquisitions. We expect operating expenses to continue increasing in absolute dollars, but to decline over time as a percentage of total revenues due to anticipated economies of scale in our business support functions. We also expect our future operating expenses to increase in absolute dollars due to the incremental salaries, benefits and expenses related to the addition of the Instadia and Touch Clarity personnel and any future acquisitions.

We plan to continue investing heavily in sales and marketing by increasing the number of direct sales personnel and the number of indirect distribution channels, expanding our domestic and international selling and marketing activities and building brand awareness through advertising and sponsoring additional marketing events. We expect that sales and marketing expenses will increase in absolute dollars and remain our largest operating expense category. Generally sales personnel are not immediately productive and sales and marketing expenses do not immediately result in revenues. This reduces short-term operating margins until the salesperson becomes more fully utilized and revenues can be recognized. At least through March 31, 2015, we expect sales and marketing expenses to be negatively affected due to customer-related intangible assets acquired as part of the Instadia and Touch Clarity acquisitions.

We expect research and development expenses to increase in absolute dollars as we continue to enhance our existing services and to expand our available service offerings. We also expect our future research and development expenses to increase in absolute dollars due to the incremental salaries, benefits and expenses related to the Touch Clarity acquisition.

We expect that general and administrative expenses will increase in absolute dollars as we add personnel and incur additional expenses to support the growth of our business and operate as a public company.

We expect stock-based compensation expenses to increase, both in absolute dollars and as a percentage of total revenues, as a result of our adoption of Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment. Beginning in the first quarter of 2006, SFAS No. 123R requires us to record compensation expense based on the fair value of stock awards at the date of grant. The actual amount of stock-based compensation expense we record in any fiscal period will depend on a number of factors including; the number of shares subject to the stock options issued, the fair value of our common stock at the time of issuance and the volatility of our stock price over time. At March 31, 2007, there was $42.5 million of total unrecognized compensation cost related to nonvested stock option awards granted subsequent to the adoption of SFAS No. 123R. This unrecognized compensation cost is equal to the fair value of awards expected to vest and will be recognized over a weighted-average period of 3.6 years.

During the three months ended March 31, 2007, we completed the acquisitions of Instadia and Touch Clarity. In the future, as part of our overall growth strategy we expect to acquire other businesses, products, services or technologies to complement our online business optimization platform and accelerate access to strategic markets.

At December 31, 2006, we had approximately $31.3 million in net operating loss carryforwards for federal income tax purposes, which will begin to expire in 2020, and $1.1 million in federal tax credit carryforwards, which will begin to expire in 2019. We intend to utilize any carryforwards available to us to reduce our future tax payments. These carryforwards will be subject to annual limitations that result in their expiration before some portion of them has been fully utilized.

Results of Operations

The following table sets forth selected consolidated statements of operations data as a percentage of total revenues for each of the periods indicated.

				Three Months
	Year Ended December 31,			Ended March 31,
	2004	2005	2006	2006	2007
				(unaudited)

Revenues:
Subscription	95%	96%	94%	95%	94%
Professional services and other	5	4	6	5	6

Total revenues	100	100	100	100	100
Cost of revenues:
Subscription	39	43	36	37	33
Professional services and other	3	5	4	4	4

Total cost of revenues	42	48	40	41	37

Gross margin	58	52	60	59	63
Operating expenses:
Sales and marketing	43	57	44	50	45
Research and development	10	15	11	12	11
General and administrative	16	15	15	17	15
Litigation settlement	—	6	—	—	—

Total operating expenses	69	93	70	79	71

Loss from operations	(11)	(41)	(10)	(20)	(8)
Interest income	—	1	2	1	2
Interest expense	(2)	(1)	(2)	(1)	(1)
Other income (expense)	7	—	—	(1)	(1)

Loss before provision for income taxes	(6)	(41)	(10)	(21)	(8)
Provision for income taxes	—	—	—	—	—

Net loss	(6)%	(41)%	(10)%	(21)%	(8)%

Three Months Ended March 31, 2006 and 2007

Revenues

	Three Months
	Ended March 31,
	2006	2007	% Change
	(in thousands)

Subscription	$15,540	$27,320	76%
Professional services and other	896	1,833	105

Total revenues	$16,436	$29,153	77

Subscription revenues increased $11.8 million from the three months ended March 31, 2006 to the three months ended March 31, 2007, primarily due to the growth in the number of customers for our subscription services, as well as greater revenues from existing customers as they increased the number of transactions from which we captured data. Professional services and other revenues increased $0.9 million from the three months ended March 31, 2006 to the three months ended March 31, 2007, primarily due to the growth in our consulting and training services, resulting from an increase in the number of customers for our subscription services and additional staffing available to provide consulting and training services to support increased customer demand.

The following table sets forth revenues from customers within and outside the United States (in thousands):

	Three Months
	Ended March 31,
	2006	2007

Revenues from customers within the United States	$14,086	$22,548
Revenues from customers outside the United States	2,350	6,605

Total revenues	$16,436	$29,153

Revenues from customers outside the United States as a percentage of total revenues	14%	23%

Revenues from customers outside of the United States grew from 14% of total revenues during the three months ended March 31, 2006 to 23% of total revenues during the three months ended March 31, 2007 as a result of our ongoing efforts to expand the size of our sales force and the number of locations outside of the United States where we conduct business and our international selling and marketing activities, as demonstrated by our acquisitions of Instadia and Touch Clarity. No single foreign country accounted for more than 10% of total revenues during the three months ended March 31, 2006 or 2007.

America Online and certain of its affiliated entities accounted for 12% of total revenues for the three months ended March 31, 2006. No other customer accounted for more than 10% of total revenues during this period. No customer accounted for more than 10% of total revenues during the three months ended March 31, 2007. Our agreement with America Online has a one-year term and is renewable annually until 2012. Our agreements with other entities affiliated with America Online have varying durations of approximately one to two years from the date that we entered into these agreements and are generally renewable annually.

Cost of Revenues

	Three Months
	Ended March 31,
	2006	2007	% Change
	(in thousands)

Subscription	$6,107	$9,460	55%
Professional services and other	671	1,278	90

Total cost of revenues	$6,778	$10,738	58

The following table sets forth our cost of revenues as a percentage of related revenues:

	Three Months
	Ended March 31,
	2006	2007

Subscription	39%	35%
Professional services and other	75	70

Cost of subscription revenues increased $3.4 million from the three months ended March 31, 2006 to the three months ended March 31, 2007, primarily due to a $1.1 million increase in data center costs, a $0.7 million increase in depreciation related to purchases of network infrastructure equipment and a $0.8 million increase in employee salaries and benefits and related costs, all necessary to support a larger customer base and increases in the number of transactions from which we capture data. Our cost of subscription revenues also increased by $0.2 million for the amortization of intangible assets acquired in the Instadia and Touch Clarity acquisitions and due to a $0.3 million increase in stock-based compensation expense.

Gross margin associated with subscription revenues increased to 65% for the three months ended March 31, 2007 from 61% for the three months ended March 31, 2006. This increase in gross margin for subscription revenues was primarily the result of more efficient utilization of our network infrastructure. However, we do not expect improvements in future gross margins to occur at the same rate experienced over the past year.

Cost of professional services and other revenues increased $0.6 million from the three months ended March 31, 2006 to the three months ended March 31, 2007, primarily due to $0.4 million in increased headcount and related costs required to meet customer demand for our consulting and training services. The increase was also due to a $0.1 million increase in stock-based compensation expense.

Gross margin associated with professional services increased from 25% for the three months ended March 31, 2006 to 30% for the three months ended March 31, 2007, primarily due to increased productivity of our professional services personnel. We do not expect future gross margins associated with our professional services to improve significantly over our gross margin in the three months ended March 31, 2007.

Operating Expenses

	Three Months
	Ended March 31,
	2006	2007	% Change
	(in thousands)

Sales and marketing	$8,181	$13,324	63%
Research and development	1,972	3,143	59
General and administrative	2,850	4,386	54

Total operating expenses	$13,003	$20,853	60

Sales and Marketing

Sales and marketing expenses increased $5.1 million from the three months ended March 31, 2006 to the three months ended March 31, 2007, primarily due to a $2.0 million increase in employee salaries and benefits and related costs, principally resulting from increased staffing, partly due to the Instadia and Touch Clarity acquisitions, a $1.4 million increase in sales commissions primarily resulting from increased sales, a $0.9 million increase in marketing expenses primarily associated with our annual customer summits and new product introductions, and a $0.6 million increase in stock-based compensation expense.

Research and Development

Research and development expenses increased $1.2 million from the three months ended March 31, 2006 to the three months ended March 31, 2007, primarily due to a $0.7 million increase in employee salaries and benefits and related costs, principally resulting from increased staffing, including personnel added in conjunction with the Touch Clarity acquisition as well as internal growth, and a $0.3 million increase in stock-based compensation expense.

General and Administrative

General and administrative expenses increased $1.5 million from the three months ended March 31, 2006 to the three months ended March 31, 2007, primarily due to a $0.6 million increase in employee salaries and benefits and related costs required to support the growth in our business, a $0.4 million increase in outside professional services costs, primarily related to auditing and compliance activities required to operate as a public company, a

$0.2 million increase in insurance and franchise taxes primarily resulting from our IPO and a $0.1 million increase in stock-based compensation expense.

Stock-based Compensation

Stock-based compensation expense has been classified as follows in the condensed consolidated statements of operations incorporated by reference into this prospectus (in thousands):

	Three Months
	Ended March 31,
	2006	2007

Cost of subscription revenues	$17	$293
Cost of professional services and other revenues	4	104
Sales and marketing	94	675
Research and development	97	383
General and administrative	316	430

Total stock-based compensation	$528	$1,885

Stock-based compensation expense increased $1.4 million from the three months ended March 31, 2006 to the three months ended March 31, 2007, primarily due to the additional stock-based compensation expense under SFAS No. 123R resulting from stock options granted during 2006.

Interest Income, Interest Expense and Other Income (Expense)

	Three Months
	Ended March 31,
	2006	2007
	(in thousands)

Interest income	$198	$636
Interest expense	(202)	(257)
Other income (expense)	(30)	(353)

Interest income increased $0.4 million from the three months ended March 31, 2006 to the three months ended March 31, 2007, primarily as a result of an increase in cash and cash equivalents and short term investment balances.

Other expense increased $0.3 million from the three months ended March 31, 2006 to the three months ended March 31, 2007, primarily due to a $0.2 million realized loss on the foreign currency forward contract entered into in connection with the Instadia acquisition.

Years Ended December 31, 2004, 2005 and 2006

Revenues

	Year Ended December 31,			% Change
	2004	2005	2006	2004 vs. 2005	2005 vs. 2006
	(in thousands)

Subscription	$19,444	$41,066	$74,580	111%	82%
Professional services and other	1,122	1,738	5,169	55	197

Total revenues	$20,566	$42,804	$79,749	108	86

The increase in subscription revenues from 2004 through 2006 was primarily due to the growth in the number of customers for our subscription services and to greater revenues from existing customers as they increased the number of transactions from which we captured data. The increase in professional services and other revenues was primarily due to the growth in our consulting and training services, resulting from an increase in the number of customers for our subscription services and additional staffing in these areas to support increased customer demand.

The following table sets forth revenues from customers outside and within the United States (in thousands):

	Year Ended December 31,
	2004	2005	2006

Revenues from customers within the United States	$18,761	$38,108	$66,468
Revenues from customers outside the United States	1,805	4,696	13,281

Total revenues	$20,566	$42,804	$79,749

Revenues from customers outside the United States as a percentage of total revenues	9%	11%	17%

Revenues from customers outside of the United States grew from 9% of total revenues in 2004 to 11% of total revenues in 2005 and to 17% of total revenues in 2006, as a result of our ongoing efforts to expand the size of our sales force and the number of locations outside of the United States where we conduct business and our international selling and marketing activities. No single foreign country accounted for more than 10% of total revenues during the years ended December 31, 2004, 2005 and 2006.

In both 2005 and 2006, revenues from America Online and certain of its affiliated entities, collectively, accounted for 11% of total revenues. In 2004, revenues from eBay accounted for 13% of total revenues. No other customer accounted for more than 10% of total revenues during these periods.

Cost of Revenues

	Year Ended December 31,			% Change
	2004	2005	2006	2004 vs. 2005	2005 vs. 2006
	(in thousands)

Subscription	$7,993	$18,496	$28,827	131%	56%
Professional services and other	739	1,963	2,999	166	53

Total cost of revenues	$8,732	$20,459	$31,826	134	56

The following table sets forth our cost of revenues as a percent of related revenues:

	Year Ended December 31,
	2004	2005	2006

Subscription	41%	45%	39%
Professional services and other	66	113	58

Cost of subscription revenues increased $10.3 million from 2005 to 2006, primarily due to a $4.6 million increase in depreciation related to purchases of network infrastructure equipment, a $4.2 million increase in data center costs and a $1.7 million increase in employee salaries and benefits and related costs, all necessary to support a larger customer base and increases in the number of transactions from which we capture data. These increases were partially offset by a $0.7 million decrease in 2006 expenses related to the patent license with NetRatings. Cost of subscription revenues increased $10.5 million from 2004 to 2005, primarily due to a $3.7 million increase in depreciation related to purchases of network infrastructure equipment, a $3.1 million increase in data center costs and a $2.5 million increase in employee salaries and benefits and related costs, all necessary to support a larger customer base and increases in the number of transactions from which we capture data. The increase was also partially due to the $1.9 million charge in 2005 related to the cost of the patent license with NetRatings for 2005 and prior periods.

Gross margin associated with subscription revenues was 59% in 2004, 55% in 2005 and 61% in 2006. The increase in gross margin for subscription revenues in 2006 over 2005 was primarily the result of more efficient utilization of our network infrastructure. The decrease in gross margin for subscription revenues from 2004 to 2005 was primarily due to a $1.9 million charge related to the patent license with NetRatings, which reduced gross margin by five percentage points in 2005.

Cost of professional services and other revenues increased $1.0 million from 2005 to 2006 and $1.2 million from 2004 to 2005, primarily due to increased headcount and related costs to meet customer demand for consulting and training services.

Gross margin associated with professional services increased from (13%) in 2005 to 42% in 2006, primarily due to increased productivity of professional services personnel in 2006. Gross margin associated with professional services decreased from 34% in 2004 to (13%) in 2005, primarily as a result of increased staffing levels in 2005 necessary to support the increased demand for our consulting and training services. Generally, professional services personnel are not immediately productive, reducing short-term gross margin until these personnel become more fully utilized.

Operating Expenses

	Year Ended December 31,			% Change
	2004	2005	2006	2004 vs. 2005	2005 vs. 2006
	(in thousands)

Sales and marketing	$8,906	$24,259	$35,227	172%	45%
Research and development	2,030	6,647	8,732	227	31
General and administrative	3,230	6,220	12,107	93	95
Litigation settlement	—	2,604	—	*	(100)

Total operating expenses	$14,166	$39,730	$56,066	180	41

*	Not meaningful

Sales and Marketing

Sales and marketing expenses increased $11.0 million from 2005 to 2006, primarily due to a $6.2 million increase in employee salaries and benefits and related costs, principally resulting from increased staffing. The increase was also due to a $4.1 million increase in commission costs primarily due to increased revenues and a $0.8 million increase in stock-based compensation expense.

Sales and marketing expenses increased $15.4 million from 2004 to 2005, primarily due to a $5.8 million increase in employee salaries and benefits and related costs, a $2.3 million increase in marketing program costs due to increased advertising, communications and events to expand awareness of our company and products, a $2.1 million increase in commission costs and a $0.9 million increase in travel-related costs.

Our sales and marketing employee headcount increased during 2006 and 2005 primarily because of the hiring of additional sales personnel to focus on adding new customers and expanding into new geographic regions.

Research and Development

Research and development expenses increased $2.1 million from 2005 to 2006, primarily due to a $1.6 million increase in salaries and benefits and related costs and a $0.3 million increase for stock-based compensation.

Research and development expenses increased $4.6 million from 2004 to 2005, primarily due to a $3.6 million increase in salaries and benefits and related costs. We increased our research and development employee headcount during 2006 and 2005 to upgrade our existing service offerings and develop new technologies.

General and Administrative

General and administrative expenses increased $5.9 million from 2005 to 2006, primarily due to a $2.2 million increase in employee salaries and benefits and related costs, a $1.3 million increase in stock-based compensation and a $1.2 million increase in outside professional services costs, primarily related to auditing and compliance activities required to operate as a public company and legal costs associated with patent filings and general corporate matters.

General and administrative expenses increased $3.0 million from 2004 to 2005, primarily due to a $1.2 million increase in employee salaries and benefits and related costs and a $1.1 million increase in outside professional services costs, which primarily consisted of legal fees associated with the NetRatings litigation, patent filings and general corporate matters.

We increased our general and administrative employee headcount during 2006 and 2005 to support the continued growth of our business and the requirements of operating as a public company.

Litigation Settlement

In 2006, there were no litigation settlement expenses. We recognized $2.6 million of litigation settlement expenses in 2005 resulting from the settlement and patent license agreement with NetRatings, which represents the net present value of the amount to be paid to NetRatings that is in excess of the estimated fair value of the patents licensed from NetRatings.

Stock-Based Compensation

Stock-based compensation expense has been classified as follows in the accompanying consolidated statements of operations:

	Year Ended December 31,
	2004	2005	2006

Cost of subscription revenues	$—	$41	$203
Cost of professional services and other revenues	—	6	54
Sales and marketing	—	156	993
Research and development	—	243	563
General and administrative	—	64	1,345

Total stock-based compensation	$—	$510	$3,158

Stock-based compensation expense increased $2.6 million from 2005 to 2006, due to $1.9 million of expense in 2006 resulting from the adoption of SFAS No. 123R, $0.5 million related to the full-year amortization in 2006 of deferred-stock-based compensation related to 2005 stock option grants and $0.2 million related to the modification and acceleration of the vesting of an employee’s stock options upon termination of employment.

The increase in stock-based compensation expense from 2004 to 2005 of $0.5 million was due to the amortization of deferred stock-based compensation expense.

Interest Income, Interest Expense and Other Income (Expense)

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Interest income	$64	$599	$2,117
Interest expense	392	574	1,285
Other income (expense)	1,342	(66)	(219)

Interest income increased $1.5 million from 2005 to 2006 and $0.5 million from 2004 to 2005, in both cases primarily as a result of an increase in cash and cash equivalent balances.

Interest expense increased $0.7 million from 2005 to 2006, primarily due to $0.5 million of imputed interest expense associated with the liability relating to the NetRatings settlement and $0.4 million of increased interest on notes payable resulting from additional borrowings during 2006 under the equipment line of credit. These increases were partially offset by a $0.2 million decrease in interest expense related to capital leases. Interest expense increased $0.2 million from 2004 to 2005, as a result of borrowings under the credit facility during 2005.

Other expense increased $0.2 million from 2005 to 2006, primarily due to a $0.1 million unrealized loss on a foreign currency forward contract. Other income (expense) decreased $1.4 million from 2004 to 2005, primarily due to the recognition of a $1.2 million deferred gain in 2004 associated with forgiveness of outstanding debt owed by us to a third party.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statement of operations data for each of the quarters indicated. The consolidated financial statements for each of these quarters have been prepared on the same basis as the audited consolidated financial statements incorporated by reference into this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the consolidated results of operations for these periods. You should read this information together with our consolidated financial statements and related notes incorporated by reference into this prospectus. These quarterly operating results are not necessarily indicative of the results for any future period.

	Three Months Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007
	(in thousands, except for per share data)
	(unaudited)

Revenues:
Subscription	$7,763	$9,213	$11,136	$12,954	$15,540	$17,598	$19,535	$21,907	$27,320
Professional
services and other	277	290	378	793	896	1,226	1,493	1,554	1,833

Total revenues	8,040	9,503	11,514	13,747	16,436	18,824	21,028	23,461	29,153
Cost of revenues:
Subscription	3,288	3,662	4,476	7,070	6,107	6,804	7,721	8,195	9,460
Professional
services and other	431	449	510	573	671	757	778	793	1,278

Total cost of revenues	3,719	4,111	4,986	7,643	6,778	7,561	8,499	8,988	10,738

Gross profit	4,321	5,392	6,528	6,104	9,658	11,263	12,529	14,473	18,415
Operating expenses:
Sales and marketing	4,837	5,939	6,542	6,941	8,181	8,605	8,847	9,594	13,324
Research and
development	1,152	1,612	2,007	1,876	1,972	2,076	2,284	2,400	3,143
General and
administrative	955	1,432	1,841	1,992	2,850	2,568	3,078	3,611	4,386
Litigation settlement	—	—	—	2,604	—	—	—	—	—

Total operating expenses	6,944	8,983	10,390	13,413	13,003	13,249	14,209	15,605	20,853

Loss from operations	(2,623)	(3,591)	(3,862)	(7,309)	(3,345)	(1,986)	(1,680)	(1,132)	(2,438)
Interest income	40	63	250	246	198	174	861	884	636
Interest expense	(127)	(170)	(188)	(89)	(202)	(415)	(368)	(300)	(257)
Other income (expense)	4	(16)	(20)	(34)	(30)	(32)	(22)	(135)	(353)

Loss before provision for income taxes	(2,706)	(3,714)	(3,820)	(7,186)	(3,379)	(2,259)	(1,209)	(683)	(2,412)
Provision for income taxes	—	—	—	15	27	24	64	80	34

Net loss	$(2,706)	$(3,714)	$(3,820)	$(7,201)	$(3,406)	$(2,283)	$(1,273)	$(763)	$(2,446)

Net loss per share, basic and diluted	$(0.20)	$(0.27)	$(0.28)	$(0.52)	$(0.24)	$(0.16)	$(0.03)	$(0.02)	$(0.05)
Weighted-average number of shares, basic and diluted	13,377	13,712	13,797	13,892	13,968	14,168	45,850	47,340	47,753

	As a Percentage of Total Revenues
	Three Months Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2005	2005	2005	2005	2006	2006	2006	2006	2007

Revenues:
Subscription	97%	97%	97%	94%	95%	93%	93%	93%	94%
Professional
services and other	3	3	3	6	5	7	7	7	6

Total revenues	100	100	100	100	100	100	100	100	100
Cost of revenues:
Subscription	41	39	39	51	37	36	36	35	33
Professional
services and other	5	5	4	4	4	4	4	3	4

Total cost of revenues	46	44	43	55	41	40	40	38	37

Gross profit	54	56	57	45	59	60	60	62	63
Operating expenses:
Sales and marketing	60	62	57	51	50	46	42	41	45
Research and
development	14	17	17	14	12	11	11	11	11
General and
administrative	12	15	16	14	17	14	15	15	15
Litigation settlement	—	—	—	19	—	—	—	—	—

Total operating expenses	86	94	90	98	79	71	68	67	71

Loss from operations	(32)	(38)	(33)	(53)	(20)	(11)	(8)	(5)	(8)
Interest income	—	1	2	2	1	1	4	4	2
Interest expense	(2)	(2)	(2)	(1)	(1)	(2)	(2)	(1)	(1)
Other income (expense)	—	—	—	—	(1)	—	—	(1)	(1)

Loss before provision for income taxes	(34)	(39)	(33)	(52)	(21)	(12)	(6)	(3)	(8)
Provision for income taxes...	—	—	—	—	—	—	—	—	—

Net loss	(34)%	(39)%	(33)%	(52)%	(21)%	(12)%	(6)%	(3)%	(8)%

Revenues increased sequentially in each of the quarters presented, primarily due to increases in the number of subscription customers and growth in revenues from existing subscription customers as they increased the number of transactions from which we capture data. The number of transactions we captured for our customers more than doubled from approximately 650 billion in 2005 to almost 1.5 trillion in 2006. The sequential quarterly growth in our professional services and other revenue is primarily due to demand for our training and consulting services resulting from the growth in our customer base.

Our gross profit in absolute dollars increased sequentially in all quarters presented, with the exception of the fourth quarter of 2005. Gross margin increased from 54% in the first quarter of 2005 to 63% in the first quarter of 2007, primarily due to more efficient utilization of our network infrastructure, driven in part by enhancements to our SiteCatalyst product. The reduction in gross profit in absolute dollars and gross margin during the fourth quarter of 2005 was primarily the result of the charges associated with the NetRatings patent license, which reduced gross margin in that quarter by 14 percentage points. Gross margin for professional services and other revenues was negative during the first three quarters of 2005 due to the hiring of consulting and training personnel who were not immediately productive. The positive gross margin in professional services and other revenues beginning in the fourth quarter of 2005 was mainly the result of increased utilization of personnel.

With the exception of the first quarter of 2006, operating expenses increased in absolute dollars in all quarters presented, primarily due to higher salaries and benefits and related costs associated with hiring of additional personnel in our sales and marketing, research and development and general and administrative organizations to support the growth of our business. The reduction in total operating expenses in the first quarter of 2006 was due to a $2.6 million litigation settlement charge incurred in the fourth quarter of 2005 related to the NetRatings litigation settlement. Total operating expenses decreased as a percentage of total revenues in 2006, when compared to 2005, due to increased utilization through 2006 of salespeople hired in 2005. Generally, sales personnel are not immediately productive and sales and marketing expenses do no immediately result in revenues. This reduces short-term operating margins until these salespeople become more fully utilized. The increase in total operating expenses as a percentage of total revenues in the first quarter of 2007 was mainly due to marketing events that occurred during the quarter, including our annual customer summits and new product launches, and new sales and marketing personnel added in conjunction with the Instadia and Touch Clarity acquisitions.

Our quarterly revenues and operating results may fluctuate due to a variety of factors, and if we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline.

Liquidity and Capital Resources

At March 31, 2007, our principal sources of liquidity consisted of cash and cash equivalents of $27.8 million, short-term investments of $12.0 million, accounts receivable, net, of $33.1 million and amounts available under our credit facilities of $4.5 million.

During July 2006, we completed our initial public offering of 10.3 million shares of our common stock and received net proceeds of approximately $59.2 million.

Historically, our primary sources of cash have been customer payments for our subscription and professional services, proceeds from the issuance of common and convertible preferred stock and proceeds from the issuance of notes payable. Our principal uses of cash historically have consisted of payroll and other operating expenses, payments relating to purchases of property and equipment primarily to support the network infrastructure needed to provide our services to our customer base, repayments of borrowings and acquisitions of businesses and intellectual property.

Operating Activities

Our cash flows from operating activities are significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated future growth in our business, increases in the number of customers using our subscription and professional services and the amount and timing of payments by these customers.

We generated $2.9 million of net cash from operating activities during the three months ended March 31, 2007. This cash was primarily generated from a net loss of $2.4 million, adjusted for $6.1 million in non-cash depreciation, amortization and stock-based compensation expenses; a $4.4 million increase in payments received from customers in advance of when we recognized revenues; and a $3.5 million increase in accounts payable. This increase in operating cash was partially offset by a $7.3 million increase in accounts receivable, primarily resulting from the increase in our customer base and increased sales to our existing customers, and a $1.5 million decrease in accrued and other liabilities.

We generated $3.7 million of net cash from operating activities during 2006. This cash was primarily generated from a net loss of $7.7 million, adjusted for $16.2 million in non-cash depreciation, amortization and stock-based compensation expenses and a $10.8 million increase in amounts billed to customers in advance of when we recognized revenues. This increase in operating cash was partially offset by an $11.8 million increase in accounts receivable, primarily resulting from the increase in our customer base, a $1.5 million decrease in accounts payable, a $1.2 million decrease in accrued and other liabilities and a $1.0 million increase in prepaid expenses and other assets.

We used $4.8 million of net cash in operating activities during 2005. The use of cash in 2005 was primarily the result of a net loss of $17.4 million due to increased investment in personnel and operating infrastructure during 2005 and a $6.4 million increase in accounts receivable, partially offset by $6.4 million in non-cash depreciation and amortization expenses, a $5.7 million increase in amounts billed to customers in advance of when we recognized revenues, $4.5 million in patent license and litigation settlement costs and a $2.0 million increase in accrued and other liabilities.

We generated $4.0 million of net cash from operating activities in 2004. The cash was provided primarily by a $4.3 million increase in amounts billed to customers in advance of when we recognized revenues, a $3.1 million increase in accounts payable and $1.9 million of non-cash depreciation and amortization expenses. These items were partially offset by a $3.7 million increase in accounts receivable, a net loss of $1.3 million and other uses of cash in operations.

Investing Activities

Historically, our primary investing activities consisted of purchases of computer network equipment to accommodate the continued growth in customer transactions from which we capture data, furniture and equipment to support our operations, and payments related to the acquisition of intangible assets.

We expect to continue investing in network infrastructure equipment as our customer base grows. However, beginning in 2007, we expect to lease a portion of our network equipment requirements under operating leases, which will reduce our capital expenditures to the extent operating leases are utilized. The extent to which we invest in network infrastructure equipment can be affected by the pace at which we add new customers, along with the timing and scale of new customer implementations. Because we make expenditures for new equipment before we receive cash from customers, it may take a number of months or longer for us to achieve positive cash flow from a customer.

We used $42.5 million of net cash in investing activities during the three months ended March 31, 2007. This use of cash primarily resulted from $26.3 million paid for the acquisitions of Instadia and Touch Clarity, net of cash acquired, $12.0 million in purchases of short-term investments, $2.3 million to purchase property and equipment and $1.6 million to purchase intangible assets. In the future, as part of our overall growth strategy we expect to acquire other businesses, products, services or technologies to complement our existing online business optimization platform and accelerate access to strategic markets.

We used $21.3 million of net cash in investing activities during 2006. This use of cash resulted from $14.9 million to purchase property and equipment and $6.4 million to purchase intangible assets. We used $18.9 million of net cash in investing activities during 2005, all of which was used to purchase property and equipment. We used $14.8 million of net cash in investing activities during 2004, $14.2 million of which was used to purchase property and equipment and $0.6 million of which was used to purchase intangible assets.

Financing Activities

We used $0.9 million of net cash in financing activities during the three months ended March 31,2007 primarily due to $1.6 million of principal payments on notes payable and capital lease obligations, partially offset by $0.7 million in proceeds from the exercise of stock options.

We generated $63.7 million of net cash from financing activities during 2006. This cash primarily resulted from $59.2 million in net proceeds, after deducting offering costs, from the issuance of common stock in our IPO and from the issuance of $9.6 million of notes payable, partially offset by $5.4 million of principal payments on notes payable and capital lease obligations.

We generated $36.9 million of net cash from financing activities during 2005. Substantially all of this cash resulted from the issuance and sale of $39.8 million, net of issuance costs, of convertible preferred stock. This amount was partially offset by $3.5 million of principal payments on notes payable and capital lease obligations.

We generated $17.6 million of net cash from financing activities during 2004. This cash resulted primarily from the issuance and sale of $13.1 million, net of issuance costs, of convertible preferred stock and the issuance and sale of $9.1 million of notes payable, partially offset by $3.3 million in repurchases of convertible preferred stock and $1.5 million of principal payments on notes payable and capital lease obligations.

Other Factors Affecting Liquidity and Capital Resources

In 2004, we entered into an equipment line of credit agreement for $10.0 million. At March 31, 2007, we had $1.5 million outstanding under the line of credit. These borrowings bear interest at rates between 4.81% and 5.06% per annum, and are repayable in monthly installments through October 2007.

We amended the equipment line of credit in 2005. This amendment provided for a revolving line of credit that could be drawn in an amount equal to the lesser of $10.0 million or the eligible borrowing base as defined in the amendment, until the maturity date of December 2007. The revolving line bears interest at a variable rate equal to the prime interest rate, plus a factor based on our liquidity ratio as defined in the amendment, which equated to a rate of 8.75% at March 31, 2007. Interest is payable monthly. At March 31, 2007, the outstanding principal balance under the revolving line was $0.5 million.

In January 2006, we entered into a second amendment to the equipment line of credit agreement. This second amendment provided for a second equipment facility of up to $10.0 million, and reduced the total amount available for borrowing under the existing revolving line to $5.0 million. The second equipment facility could be drawn upon through March 31, 2007 and only be used to finance or refinance equipment. Each draw under the second equipment facility has a 36-month repayment period and accrues interest at a rate based on the United States Treasury Bill Rate, plus a factor determined by our quick ratio, at the time of that draw. The borrowings under these equipment lines and revolving line could not exceed $15.0 million. At March 31, 2007, we had net borrowings of $6.5 million under the second equipment facility that mature at various dates in 2009 and had a weighted-average interest rate of 8.20%.

In April 2006, we amended the equipment line of credit agreement to modify certain financial covenants. At March 31, 2007, we were not in compliance with the minimum tangible net worth covenant contained in the April 2006 amendment, and obtained a waiver from the lender with respect to compliance with this covenant. We subsequently amended the agreement to modify the waived financial covenant.

In February 2006, we entered into a settlement and patent license agreement with NetRatings, Inc. The agreement requires us to make periodic license payments totaling $10.0 million, $7.0 million of which we have previously paid, and the balance of which is payable in three quarterly installments of $1.0 million each during the second through fourth quarters of 2007. In accordance with the agreement, we made an additional license payment of $4.0 million following the closing of our initial public offering of common stock in July 2006. In the event that we acquire certain specified companies, we may be required to make additional license payments based on the web analytics revenues of the acquired company. The agreement also provides that, if we acquire other companies, we may elect to make additional license payments based on the web analytics revenues of the acquired company to ensure that the acquired company’s products, services or technology are covered by the license. In connection with our acquisition of Instadia, we made an additional license payment of approximately $0.3 million in the three months ended March 31, 2007 and, in connection with our acquisition of Touch Clarity, we made an additional license payment of approximately $0.5 million during the three months ended June 30, 2007.

In January 2007, we acquired all of the outstanding voting stock of Instadia for a preliminary aggregate purchase price of approximately $14.4 million, which included cash, restructuring charges and acquisition-related costs. The restructuring charges we recorded in conjunction with the acquisition totaled approximately $2.4 million and related to severance payments and severance-related benefits associated with employee terminations and the cost to terminate an existing Instadia contractual obligation. These restructuring charges were accounted for in accordance with Emerging Issues Task Force Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. Of the $2.4 million in total restructuring charges, $0.1 million had been paid at March 31, 2007. We expect to pay substantially all remaining restructuring charges by June 30, 2007.

In March 2007, we acquired all the outstanding voting stock of Touch Clarity. The preliminary aggregate purchase price was approximately $59.0 million, which consisted of (1) initial cash consideration of $16.0 million paid upon closing of the acquisition, (2) the fair value of substituted options, (3) acquisition-related costs, (4) additional deferred consideration of $33.6 million, which is to be paid no later than November 30, 2007 in our common stock, cash or a combination of stock and cash, at our discretion, and (5) a license payment to NetRatings of approximately $0.5 million in April 2007, in accordance with the terms of the settlement and patent license agreement entered into with NetRatings in February 2006. If we elect to issue common stock for all or a portion the deferred consideration, the number of our shares to be issued will be determined based on a 5% discount to our share price at or about the time of issuance (based on a 5-day trailing average closing price). If we complete a public offering of our common stock prior to the payment in full of the additional consideration amount of $33.6 million, $8.2 million of such amount must be paid in cash within ten days of the completion of the offering. We may also be required to pay up to an additional $3.0 million in consideration during the first quarter of 2008, contingent upon the achievement of certain revenue milestones during the year ended December 31, 2007. This contingent consideration would increase the aggregate purchase price and goodwill.

At December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $31.3 million and federal research and development tax credits of approximately $1.1 million. In the future, we intend to utilize any carryforwards available to us to reduce our tax payments. These carryforwards will be subject to annual limitations that result in their expiration before some portion of them has been fully utilized.

Off-Balance Sheet Arrangements

We do not have any special purpose entities and, other than operating leases for office space and certain computer equipment, which are described below, we do not engage in off-balance sheet financing arrangements.

In January 2006, we amended an operating lease associated with our principal offices in Orem, Utah. The amendment increased the total square footage of office space leased and extended the lease term to March 2011 for all spaces leased under that agreement as amended. We have also entered into operating leases for office space in international locations.

During the three months ended March 31, 2007, we entered into two master lease agreements with third-party financing sources. We generally expect to record equipment acquired under the leases as operating leases, in accordance with SFAS No. 13, Accounting for Leases.  The rental payments and rental terms associated with individual acquisitions under the leases may vary, depending on the nature of the equipment acquired. As a condition of one of these lease agreements, we must not allow our cash balance to fall below $10.0 million as long as this agreement is in force. Failure to maintain a minimum of $10.0 million in cash would constitute an event of default as defined in the lease agreement.

Contractual Obligations and Commitments

Our future contractual obligations at December 31, 2006, were as follows (in thousands):

	Payments Due by Period
		Less Than
	Total	1 Year		1-3 Years	3-5 Years	Thereafter

Operating lease obligations(1)	$7,377	$1,794		$5,140	$443	$—
Capital lease obligations(2)	90	64		26	—	—
Notes payable	10,114	5,997		4,117	—	—
Interest on notes payable	819	579	(3)	240	—	—
Patent license and settlement costs	4,000	4,000		—	—	—

Total contractual obligations(4)	$22,400	$12,434		$9,523	$443	$—

(1)	Primarily as a result of the recent acquisitions, which occurred subsequent to December 31, 2006, operating lease obligations increased by a total of $976, representing an increase of $357 in “Less Than 1 Year” and $619 in “1-3 Years.”
(2)	Primarily as a result of the recent acquisitions, which occurred subsequent to December 31, 2006, capital lease obligations increased by a total of $907, representing an increase of $483 in “Less Than 1 Year” and $424 in “1-3 Years.”
(3)	Includes estimated interest payments of $44 on our variable rate revolving line of credit. The $44 is based on the $500 outstanding principal balance and interest rate of 8.25% in effect at December 31, 2006.
(4)	Excludes additional consideration of $33,600 related to the Touch Clarity acquisition, which was completed subsequent to December 31, 2006, to be paid no later than November 30, 2007 in our common stock, cash, or some combination of stock and cash, at our discretion.

Our future cash requirements will depend on many factors, including the expansion of our sales, support and marketing activities, the timing and extent of spending to support development efforts and expansion into new territories, the extent to which we acquire new businesses and technologies and the costs of these acquisitions, the building of infrastructure to support our growth, the timing of introduction of new services and enhancements to existing services and the continued market acceptance of our services.

We believe our existing cash and cash equivalents, short-term investments, net proceeds from this offering, any cash provided from our operations and funds available from our existing credit facilities and equipment leasing arrangements will be sufficient to meet our currently anticipated cash requirements for at least the next 12 months. Thereafter, we may need to raise additional capital to meet the cash flow requirements of our business. An element of our growth strategy involves acquisitions. If we make additional acquisitions or license products or technologies complementary to our business, we may need to raise additional funds.

Additional financing may not be available on terms that are favorable to us or at all. If we raise additional capital through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders.

If we raise additional funds through the issuance of debt securities, such debt financing could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and to pursue future business opportunities, including potential acquisitions.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, allowance for accounts receivable, impairment of long-lived and intangible assets, including goodwill, and stock-based compensation have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue Recognition

We provide our applications as services; accordingly, we follow the provisions of Securities and Exchange Commission, or SEC, Staff Accounting Bulletin No. 104, Revenue Recognition, and Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. We recognize revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the service has been provided to the customer;

•	the collection of the fees is reasonably assured; and

•	the amount of fees to be paid by the customer is fixed or determinable.

We recognize subscription revenues, including implementation and set-up fees on a monthly basis beginning on the date the customer commences use of our services and continuing through the end of the contract term. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenues or revenues, depending on whether the revenue recognition criteria have been met.

We recognize professional services revenues when sold with subscription offerings, generally considered to be at the time of, or within 45 days of, sale of the subscription offering, over the term of the related subscription contract as these services are considered to be inseparable from the subscription service, and we have not yet established objective and reliable evidence of fair value for the undelivered element. We recognize revenues resulting from professional services sold separately from subscription services as these services are performed.

Although our subscription contracts are generally noncancelable, a limited number of customers have the right to cancel their contracts, by providing prior written notice to us of their intent to cancel the remainder of the contract term. In the event that a customer cancels its contract, it is not entitled to a refund for prior services provided to them by us.

Allowances for Accounts Receivable

We record a sales allowance to provide for estimated future adjustments to receivables, generally resulting from credits issued to customers in conjunction with amendments or renewals of subscription service arrangements. We record provisions for sales allowances as a reduction to revenues. Specific provisions are made based on amendments or renewals associated with specific subscription service arrangements, which are expected to result in the issuance of customer credits. Additionally, provisions are made based on actual credits issued as a percentage of our historical revenues. We evaluate the estimate of sales allowances on a regular basis and adjust the amount reserved accordingly.

We make judgments as to our ability to collect outstanding receivables and provide allowances when collection becomes doubtful. Specific provisions are made based on an account-by-account analysis of collectibility. Additionally, we make provisions for non-customer-specific accounts based on our historical bad debt experience and current economic trends. We record provisions in operating expenses. We write off customer accounts receivable balances to the allowance for doubtful accounts when it becomes likely that we will not collect the receivable from the customer.

Impairment of Long-Lived and Intangible Assets, Including Goodwill

Periodically we assess potential impairment of our long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets. We perform an impairment review whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business strategy and significant industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. We recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset.

We recorded goodwill in conjunction with the Instadia and Touch Clarity acquisitions. We will review goodwill for impairment, at least annually, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

We amortize intangible assets on a straight-line basis over their estimated useful lives. We generally determine the estimated useful life of intangible assets based on the projected undiscounted cash flows associated with these intangible assets.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic-value method in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, and related interpretations and we complied with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. During 2005 we recorded deferred stock-based compensation of $3.8 million, representing the amount by which the deemed fair value of our common stock exceeded the exercise price of employee stock options on the date of grant, for options granted during 2005. We are amortizing this deferred stock-based employee compensation over the period in which the options vest, which is generally four years. We recorded stock-based compensation expense related to this amortization of $0.3 million and $0.2 million during the three months ended March 31, 2006 and 2007, respectively.

We adopted SFAS No. 123R effective January 1, 2006, which requires us to measure the cost of employee services received in exchange for an award of equity instruments, based on the fair value of the award on the date of grant. That cost must be recognized over the period during which the employee is required to provide services in exchange for the award. We adopted SFAS No. 123R using the prospective method, which requires us to apply its provisions only to awards granted, modified, repurchased or cancelled after the effective date. At March 31, 2007, there was $42.5 million of total unrecognized compensation cost related to nonvested stock option awards granted subsequent to the adoption of SFAS No. 123R. This unrecognized compensation cost is equal to the fair value of awards expected to vest and will be recognized over a weighted-average period of 3.6 years.

Since January 1, 2006, our stock-based compensation has been based on the balance of deferred stock-based compensation for unvested awards at January 1, 2006, using the intrinsic value as previously recorded under APB Opinion No. 25, and the fair value of the awards on the date of grant for awards beginning January 1, 2006. The adoption of SFAS No. 123R has resulted, and will continue to result, in higher amounts of stock-based compensation for awards granted beginning January 1, 2006 than would have been recorded if we had continued to apply the provisions of APB Opinion No. 25.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Australian dollar, British pound, Canadian dollar, Danish krone, EU euro, Hong Kong dollar, Japanese yen and Swedish krona.

Because the cash consideration associated with the acquisition of Instadia was denominated in Danish krone, we entered into a foreign currency forward exchange contract with a financial institution to protect against currency exchange risk associated with this transaction. This forward contract was not designated as an accounting hedge under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Upon the settlement of this foreign currency forward exchange contract, in January 2007, we recognized a realized loss of $337,000, of which $94,000 was recognized as a loss in the year ended December 31, 2006 and the remaining $243,000 was recognized during the three months ended March 31, 2007.

As our international operations continue to grow, we may choose to increase our use of foreign currency forward contracts, and we may choose to use option contracts to manage currency exposures.

Interest Rate Sensitivity

We had unrestricted cash and cash equivalents totaling $27.8 million and short-term investments totaling $12.0 million at March 31, 2007. The cash and cash equivalents were invested primarily in money market funds and the short-term investments were invested in auction rate securities. Our unrestricted cash, cash equivalents and short-term investments are held for general purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future investment income, if any.

BUSINESS

Overview

We are a leading provider of online business optimization services, which our customers use to manage and enhance online, offline and multi-channel business initiatives. Our Omniture online business optimization platform, which we host and deliver to our customers on-demand, consists of Omniture SiteCatalyst, our flagship service, and our Omniture DataWarehouse, Omniture Discover, Omniture Genesis, Omniture SearchCenter and Omniture TouchClarity services. These services, built on a scalable and flexible computing architecture, enable our customers to capture, store and analyze information generated by their websites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes. This information is also utilized to automate the delivery of content and marketing offers on a website to optimize the user experience and revenue opportunities for our customers. Our services provide customers with real-time access to online business information, the ability to generate flexible reports using real-time and historical information and the ability to measure, automate and optimize critical online processes. Our services, accessed by a standard web browser, reduce the need for our customers to make upfront investments in technology, implementation services or additional IT personnel, thereby increasing our customers’ flexibility in allocating their IT capital investments.

We market our on-demand services to sales, marketing and business professionals responsible for online business across a broad range of industries, including automotive, financial services, media, retail, technology and travel. We currently have over 2,200 customers in 83 countries. Our customers include America Online, Apple, Comcast, eBay, Expedia, Ford Motor Company, Gannett, Hewlett-Packard, Major League Baseball and Microsoft. In 2006, our on-demand services captured data from almost 1.5 trillion transactions for our customers and during the three months ended March 31, 2007, our services captured almost 500 billion transactions for our customers.

Industry Background

Broad Commercial Utilization of the Internet

The Internet has fundamentally altered the way businesses and consumers purchase goods and services. In 2006, U.S. businesses generated over $211 billion in revenue from e-commerce sales to consumers according to Forrester Research. The Internet has redefined many business processes and has created opportunities for new online businesses, as well as for existing offline businesses seeking to capitalize on online initiatives. Businesses are investing in innovative online initiatives to increase sales, improve customer service, enhance brand awareness, decrease time-to-market for their offerings, reduce fulfillment costs and increase operational efficiency. In addition to generating online sales, these online initiatives are increasingly designed to have and have had a direct impact on offline business as well. According to JupiterResearch, the amount of offline United States retail sales influenced by online channels was nearly six times that of online retail sales and approximately 86% of online users research their offline purchases online.

There is little doubt that the scope and scale of commercial Internet usage will continue to increase. According to IDC, the number of unique global Internet users will grow from approximately 1.0 billion in 2006 to over 1.7 billion in 2010. In 2004, U.S. businesses spent over $25 billion on online advertising and marketing according to eMarketer. The roll-out of broadband networks and mobile networks, particularly in emerging geographic markets, will contribute to the growth of Internet usage. Internet commerce should also continue to grow. Despite the Internet’s growth, e-commerce remains at an early stage of development, accounting in 2006 for just 5% of the total United States retail market, excluding the automotive, travel and prescription drug markets, according to JupiterResearch. Similarly, online advertising represented just 6% of the total United States advertising market in 2004, despite consumers spending 34% of their available media time online, according to Forrester Research. By way of comparison, newspaper advertising in 2004 represented 30% of the entire United States advertising market while consumers spent only 8% of their media time reading the newspaper, according to Forrester Research.

Need to Measure and Automate Online Business

In order to make informed decisions about priorities and investments in online marketing and other commercial initiatives, businesses require timely and accurate measurement of customer behavior. The proliferation of

Internet usage and the fact that nearly every user interaction on a website can be captured by the owner of the website have resulted in the creation of an unprecedented amount of data on how a business’s customers interact and transact business with it. According to comScore Media Metrix, in April 2007 the top ten United States Internet properties generated approximately 151 billion page views from a total of 178 million U.S. Internet unique users. Businesses are increasingly realizing the benefit of using information gained from online customer interactions to improve functional areas, such as sales, product development, marketing, pricing, manufacturing and inventory management. The interactive and measurable nature of Internet activity also enables businesses to determine how customers arrived at their websites and to what extent the costs they incur to increase site traffic are generating sales.

The increasing scale and dynamic nature of both online business and offline business influenced by online interaction necessitate that businesses automate the processes by which they capture, analyze and act upon information generated by their websites. The sheer volume of web activity and the variability or spikes in traffic create a significant, and at times unpredictable, amount of information. For a popular online business, the amount of information generated can exceed a terabyte per month and can vary substantially based on seasonality, promotions and special events. For any unique visitor and transaction, over 100 different variables can be captured, such as page name, language, currency, operating system, search engine and ad channel, all of which need to be stored over time and readily accessible for analysis. Businesses also need solutions that can integrate with other internal and external enterprise business systems to automate and drive critical business processes. For instance, many businesses still attempt to understand the effectiveness of, and to implement their bidding strategies for, tens of thousands of paid search keywords using stand-alone spreadsheets and manual processing. An automated solution that could measure keyword bidding based upon a variety of specific business objectives and also integrate with third-party search sites and internal financial systems to bid automatically in real time on the most effective keywords would improve the effectiveness of online marketing initiatives. In addition, the ability to leverage behavioral data, or data collected from an online visitor interaction with a company’s website, to deliver the most relevant content or marketing offer automatically in real time would improve online user experiences and translate into increased customer loyalty and revenue.

Opportunity to Optimize Online Business

Measuring online behavior and automating the capture and analysis of data are just the beginning of making more informed business decisions. Businesses also need to optimize the results of their online business activities. For instance, businesses have historically measured the success of their online marketing programs by simple click-through rates or conversion rates, the latter being the percentage of click-through users who make a purchase or otherwise engage in the desired customer action during the online session. However, the effectiveness of online marketing can be optimized by analyzing and acting upon deeper information such as repeat visits, transactions generated, registrations, traffic pathways (various paths of online visitor traffic flow), eventual conversion (desired customer action taken in subsequent visit) or success over time (lifetime value of customer) as well as comparing the relative effectiveness of different marketing channels. Online businesses utilize a large and growing number of complex and diverse communication channels to market to customers, including display advertising, paid search advertising, e-mail, affiliate marketing, blogs, podcasts and comparison shopping engines, as well as traditional offline initiatives. The emergence of multi-channel marketing initiatives, which combine traditional offline marketing initiatives such as television, print, magazine, newspapers, radio and catalog with online marketing initiatives, makes the measurement and analysis of online behavior more challenging, but presents additional opportunities to optimize results. For example, businesses want to measure and understand the impact of their advertising initiatives across all these channels, not only to determine how much credit should be given to a particular channel and to understand cross-promotional effectiveness, but more importantly to make adjustments in the way channels are utilized and the amount of resources that are allocated to them.

Businesses have generally relied on a combination of manual processes, point tools and proprietary approaches to manage their online business initiatives. These approaches have a number of critical limitations, including the following:

Disaggregated View of Customer Information.  To measure and automate its website activity, a typical online enterprise can use numerous different systems and tools such as advertising servers, web content management, web analytics tools, customer relationship management software, order management systems, price optimization tools, keyword bid management tools, internal search optimization tools and site conversion optimization tools, as well as custom and proprietary technologies. Because each of these tools or systems is designed to address a specific channel and customer behavior at a certain time and many of them use their own underlying processing and storage capabilities, they collectively have limited ability to measure customer behavior across multiple channels and throughout the lifecycle of the customer.

Limited Scalability.  Existing approaches for data capture and analysis have difficulty scaling to address the traffic volumes, amounts of data and unpredictability of online businesses. Some websites such as sports sites and ticket sites can experience periodic traffic spikes in excess of 100 times normal volumes. Few point solutions and manual processes are designed to perform under these circumstances. To the extent that a company integrates multiple disparate point tools, any one tool can limit overall scalability. In order to process in real time the significant volumes of data generated, businesses must make significant investments in IT infrastructure, including a flexible computing architecture that allows for the easy addition of excess computing resources to handle spikes in traffic.

Limited Integration with Enterprise Systems.  Existing approaches generally have limited ability to integrate with internal or external systems. In order to realize the full value of online customer information in an automated and efficient manner, information needs to be disseminated across the business and integrated with internal enterprise systems such as sales force automation, marketing, product development, customer service and financial systems, as well as external systems such as ad serving or e-mail services. Few point solutions available today integrate automatically with broader enterprise systems, with the result that business processes are limited and business insight cannot be easily leveraged across the enterprise for improved decision-making.

Slow Implementation and Adoption.  Using custom or proprietary approaches or integrating point tools to manage online businesses has generally required lengthy and complicated deployments and significant investments to manage the multiple tools and technologies. These approaches generally require custom programming, changes to existing business processes, changes to a business’ website, installation of third-party technologies and systems, re-configurations of Internet browsers, and ongoing investment in computing resources. These approaches generally have complex interfaces and are designed for technology-savvy IT professionals or require significant training for others to use them effectively. As a result, user adoption is limited, reducing the effectiveness of these systems and limiting a business’ ability to meet its objectives.

We believe that businesses seeking to enhance their online presence need an online business optimization platform with the functionality, scalability and flexibility to manage and improve the important aspects of their business activities.

Our Online Business Optimization Platform

We are a leading provider of online business optimization services, which we host and deliver to our customers on-demand to manage and enhance online, offline and multi-channel business initiatives. Our Omniture online business optimization platform consists of Omniture SiteCatalyst, our flagship service, and our Omniture DataWarehouse, Omniture Discover, Omniture Genesis, Omniture SearchCenter and Omniture TouchClarity services. These services enable our customers to capture, store and analyze information generated by their websites and other sources and to gain critical business insights into the performance and efficiency of marketing and sales initiatives and other business processes. This information is also utilized to automate the delivery of content and marketing offers on a website to optimize the user experience and revenue opportunities for our customers. Our platform integrates with numerous online marketing services applications in key categories such as ad serving, email marketing, site optimization and site search, to enable our customers to attain a more unified and consistent view of user activity. Our services provide customers with real-time access to online business information, the ability to generate flexible reports using real-time and historical information and the ability to measure, automate and optimize critical online processes. Our services, accessed by a standard web browser, reduce the need for our customers to make upfront investments in technology, implementation services or additional IT personnel, thereby increasing our customers’ flexibility in allocating their IT capital investments.

Key benefits of our platform include:

•	Increased Sales and Profitability. We believe our services provide businesses of all sizes the ability to increase sales and profits through more informed decision-making and delivery of automated content and marketing offers. Our services enable customers to capture and measure user activity on their websites and automate business processes, such as online marketing, to increase conversion of website visitors to customers and to enhance the efficiency of multi-channel marketing and e-commerce initiatives. By utilizing our services, our customers are able to identify trends in customer behavior in real time and to direct business expenditures towards initiatives that they believe will increase sales, maximize profitability and enhance customer service and thereby gain a competitive advantage.

•	Flexible Platform to Manage Online Business. Our services are based on a technology platform that manages online business data from a centralized information store. Our multi-tenant technology platform is based upon a massively scalable computing architecture that allows us to share common computing resources simultaneously across our customer base while maintaining the integrity and security of each customer’s data. Our technology is built on a standards-based platform, which allows for interoperability with other third-party and proprietary systems. Additionally, customers can request data in flexible formats, such as scheduled data and report pushes, real-time data querying and retrieval, e-mailed reports and alerts, and custom data feeds. Our customers can configure the interface to our services to segment access privileges across their user base to deliver the most relevant data for each user while, at the same time, using permission-based policies to restrict the data available to any given user.

•	Enterprise — Class Scalability, Performance, Security and Support. Our platform is designed to scale to meet the needs of the largest and most sophisticated online operations in the world. Our customers rely on us to capture and manage significant volumes of data securely and accurately while providing immediate application availability and flexible real-time reporting. In the three months ended March 31, 2007, we captured almost 500 billion transactions, and we currently manage over 1.25 petabytes of data for our customers. Our massively scalable architecture enables us to dynamically shift computing resources in our data centers to maintain application availability during periods of intense activity and spikes in traffic at any particular customer’s website. We provide our customers with comprehensive implementation, support services, best practices consulting and training through Omniture University, which offers our customers a comprehensive range of traditional and online training. To support the operations of multi-national customers, Omniture DataWarehouse, Omniture SearchCenter, and Omniture SiteCatalyst services are available in Chinese, French, German and Japanese, support all global currencies and provide automated conversion among these currencies based on current exchange rates.

•	Platform Integration Partnerships. We have designed our platform and our Omniture SiteCatalyst service to integrate with leading online marketing applications. Through Omniture Genesis, we have over 30 application partner relationships across important marketing services categories such as ad serving, email marketing, site optimization and site search. By enabling our customers to integrate third party online marketing services applications with the Omniture platform, we allow them to link previously disparate technologies and data sources. Combining online marketing application-specific metrics with comprehensive website user activity data from our platform enables our customers to achieve a more unified view of user behavior and measure their multi-channel marketing initiatives more effectively.

•	Independent, Unaffiliated Service Provider. Our platform interfaces with online marketing service providers and consolidates information across those channels into a single unified view. However, we are unaffiliated with any particular marketing channel or service provider and therefore can provide reliable and secure information that is independent. As such, we provide our customers with objective insight into the effectiveness of their multi-channel marketing expenditures across multiple channels, Internet vendors and partners.

•	Reduced Capital Investment through On-Demand Hosted Model. We deliver our services entirely through an on-demand, hosted model. Our on-demand model enables our customers to align their expenditures to their required level of service. As a result, our customers are able to limit their upfront investments in technology infrastructure, third-party software and systems, and more effectively leverage their own IT personnel. Our services can be deployed rapidly, as our solution is designed to integrate seamlessly and securely with a customer’s internal systems. All upgrades are implemented by us on our servers, and therefore all of our customers can benefit immediately from them.

Our Strategy

Our objective is to build upon our role as a leading provider of on-demand online business optimization services and to increase the value of our services for businesses worldwide. We intend to pursue this strategy through internal initiatives and selective acquisitions. Key elements of our strategy include:

•	Rapidly Expand Our Customer Base. We believe the market for online business optimization is in its early stages, and we intend to expand our customer base rapidly by investing in our direct sales force and expanding our distribution channel partnerships. In particular, we believe there is an unmet need for our services in international markets, and we intend to expand our presence aggressively in Europe, which is indicated by our recent acquisitions of Instadia and Touch Clarity, and in the Asia-Pacific region.

•	Extend Our Technology Leadership Position. We believe our highly scalable, enterprise-class technology platform, which we built expressly for the purpose of online business optimization, provides us with a significant technology lead. Our technology is being used by many of the largest and most complex online operations in the world. We intend to continue to invest in improving the scalability, reliability and performance of our platform and in extending our platform to interface with additional third-party services. This has been indicated by the launch of Omniture Genesis and by the availability of the Open Transaction Framework, a simplified method for data collection that utilizes the Omniture Universal Tag. Omniture Universal Tag is a single data collection method for online applications including e-mail, ad serving, site search and behavioral targeting.

•	Broaden Our Online Business Optimization Platform Capabilities. We believe our platform, built around our Omniture SiteCatalyst service, provides a foundation for offering additional business optimization services to our customers. For example, during 2006, we released our Omniture SearchCenter service, which enables customers to automatically enhance the effectiveness of their paid search keyword bids, and Omniture Genesis, which enables customers to integrate their third-party marketing applications into Omniture SiteCatalyst. In early 2007, we released version 2.0 of Omniture Discover, an advanced data segmentation tool, and acquired Touch Clarity, which utilizes behavioral data collected from Omniture SiteCatalyst to automatically deliver relevant content and marketing offers. We intend to continue to develop and deliver new services and functionality that meet the market’s needs.

•	Develop and Expand Strategic Relationships To Extend Our Platform and Distribution Channels. An important element of our growth strategy is to continue developing strategic relationships with third parties that can help us broaden our online business optimization platform and continue to develop new distribution channels for our services. We believe our services are attractive to our partners because they are able to leverage the information and capabilities of our platform to enhance their solutions. We intend to continue establishing relationships with third parties in order to provide broader and more integrated functionality to our customers. In addition, we intend to build new relationships and leverage existing relationships with channel, consulting and reseller partners in order to complement our direct selling efforts and extend our market reach.

•	Remain Intensely Focused on Our Customers’ Success. We believe that our customers’ success is critical to our success. We intend to remain intensely customer-centric as we develop our new services and improve our existing services. Our close relationships with our customers and our rapid responsiveness to their requests have been key elements in our development efforts to date and will remain central to our strategy in the future. For example, certain key features of all of our products, and of Omniture SearchCenter, Omniture Discover and Omniture Genesis in particular, were in direct response to feedback from our customers. In addition, through programs such as Omniture University and our Omniture Best Practices consulting group, as well as our certified consulting partners, we are committed to continuing to deliver superior education, training and consulting services to our customers to enable them to enhance the value of our services.

Omniture Online Business Optimization Services

Our core service offering is Omniture SiteCatalyst, which provides a flexible, customizable interface to analyze and manage the information we collect regarding interactions on our customers’ websites. Omniture DataWarehouse provides customers with real-time access to their data for analyses of historical and current information. Omniture Discover supplements Omniture DataWarehouse by providing customers with a sophisticated service to perform deeper analysis and segmentation of the data captured in the customer’s data warehouse. We recently launched Omniture Genesis, a wizard-based interface that guides users through pre-configured application integrations, automating the integration of more than 30 third-party marketing applications into Omniture SiteCatalyst. Omniture SearchCenter facilitates the optimization of paid search activities, a critical area of online marketing and is integrated with our Omniture SiteCatalyst and Omniture DataWarehouse services, removing the need to transfer data to third-party providers or to in-house systems, enabling data integrity and providing the opportunity for real-time search optimization. New to the platform is Omniture TouchClarity, which integrates with Omniture SiteCatalyst, Omniture DataWarehouse and Omniture Discover to automate the delivery of relevant content and marketing offers based on user behavior. We intend to continue developing additional services leveraging our platform.

Omniture SiteCatalyst

The core features of our Omniture SiteCatalyst service include:

Optimum Path Engine	Enables our customers to understand the traffic flows through their site. Using the data provided by this engine, our customers can choose from several different visual reports, including visual ClickMaps and reports showing most common actions (such as viewing a particular page online) occurring before or after a particular action, as well as actions that initiate and terminate a session. The Optimum Path Engine further identifies where customers abandon multi-step processes.

Advanced Segment Insight	Allows our customers to visually construct segments using behavior-based and demographic segment criteria and then create reports reflecting just the activity of users meeting all the segment criteria. Using this technology, our customers can identify where their most valuable website visitors originate, enabling them to allocate more advertising dollars to that source. Our customers are also able to identify visitors who abandon the conversion process and to launch remarketing efforts to bring them back to the website.

VISTA	Allows insertion of custom data-processing rules into our application. These rules can be used to segment data in real time based on customer-specified criteria.

Excel Integration	Allows customers to designate areas of Microsoft Excel worksheets that are linked to data from within the Omniture SiteCatalyst service. This data can be used as native Excel from within the application, such as formatting and formulas, and can be updated from information within the Omniture SiteCatalyst service.

Dashboards	Allows customers to view the information most important to them in a single-page customizable view. Dashboards can be downloaded or scheduled for automated delivery in a variety of formats.

Alerts	Allows customers to define key performance metrics and thresholds for monitoring. An e-mail alert is sent whenever one of these key performance indicators has been triggered.

Online Business Administration Console	A self-service configuration and management tool that allows our customers to create, configure and manage report suites pertaining to a specific source of traffic that has been identified by the customer; manage user access and permissions for individuals, groups and functions by roles and entitlements; deploy and manage multiple currencies and languages; generate data collection code by application type, including web pages, wireless devices, and rich Internet applications; and provides open access to external provision systems through a web services application protocol interface and software developer kit.

Web 2.0 Business Optimizations	Tools that allow companies to correlate advertising, subscriptions, memberships and revenue with user generated content, such as blogs, videos, reviews, rating and forums, or social networking.

Visitor Interaction Profiling (VIP)	Helps companies enrich customer profiles in accordance with their privacy policies to identify and analyze important customer segments, enabling them to deliver more targeted messages, products and services.

Omniture DataWarehouse

Omniture DataWarehouse stores a comprehensive record of all online visitor events, transactions and interactions that have occurred on our customers’ websites. Our customers can directly access Omniture DataWarehouse to design reports and run queries according to their specific needs. Our customers can also receive direct data feeds from the DataWarehouse to incorporate into their offline systems.

Omniture Discover

In early 2007, we introduced version 2.0 of Omniture Discover, which provides a view into Omniture DataWarehouse’s data store and allows customers to quickly create a wide variety of visitor segments and to analyze those segments across various periods and at various levels of detail.

The core features of our Omniture Discover service include:

1-Click Segmentation	Allows our customers in real time to define marketing segmentation criteria easily and create segments of customers while viewing how those segments influence the analysis as criteria are added to the segments.

N-Dimensional Analysis	Allows our customers to refine their analyses by enabling them to correlate the relationships between any and all data elements, which we sometimes refer to as data dimensions, with any other data elements.

Virtual Focus Group	Allows our customers to understand the website experience of individual customers and gives them the ability to create focus group segments based on desired attributes.

Advanced Fall-out Analysis	Allows our customers to dynamically build and analyze online processes to improve conversion.

Dynamic Path Flow	Allows our customers to explore paths customers follow through the website to optimize campaign conversion, content placement and site navigation.

Omniture SearchCenter

Omniture SearchCenter provides a single, easy-to-use interface that consolidates and simplifies keyword marketing and automates the time-consuming process of managing multiple paid search keyword bids with leading search engines, such as Google and Yahoo!. Using customizable business rules, Omniture SearchCenter helps our customers automate keyword strategies and processes, target keyword marketing by behavior and lifetime value, improve keyword performance with integrated analytics and improve cross-channel marketing results.

Features of our Omniture SeachCenter service include:

Integrated Analytics	Provides an integrated view of keyword purchasing data with site activity, including the success resulting from individual keywords and ads, and key performance metrics, such as product sales.

Keyword Classifier	Allows keywords to be categorized into groups by characteristics. Customers can then view reports across the dimensions created by these classifications as well as interact with entire groups of keywords as if they were a unit (such as by applying a common business rule across all words that share a common classification).

Rule Builder Bid Strategies	Allows automated modification of keyword spending based on keywords or groups of keywords. Customers can specify a set of rules, which can include a combination of performance analytics as well as keyword publishing information (for example, if conversion drops below a certain threshold, decrease spending accordingly), to apply against their active keywords. Whenever a rule criterion is met, the actions described by the rule are automatically executed. Omniture SearchCenter contains a library of automated best-practice strategies and also allows customers to create customized rules for their specific bidding strategies.

Excel List Management	Allows customers to manage keywords entirely within Excel. This feature can automatically populate a worksheet showing keywords, spending and other information. Customers can modify this information in Excel and, by clicking on a button, transfer the changes into Omniture SearchCenter.

AdMatch	Associates keywords with the precise text ad that was served. This allows our customers to gain greater insight into which keywords and text ads are performing.

Omniture TouchClarity

With our recent acquisition of Touch Clarity, we added Omniture TouchClarity, a behavioral targeting product that integrates with our online business optimization platform to automate the delivery of relevant content and marketing offers based on user behavior.

Omniture TouchClarity builds a profile of visitors to a customer’s website utilizing behavioral information. The software analyzes which content will best achieve a given goal for each visitor and triggers the serving of that content. Each time a visitor returns, new data is combined with retrieved historical information to ensure that the latest and most complete view of the visitor is used as the basis for content targeting decisions. Omniture TouchClarity is designed integrate with existing customer relationship management, or CRM, and web analytic systems to increase returns from existing infrastructure investments.

Omniture Genesis

Omniture Genesis automates the integration of third-party marketing applications into Omniture SiteCatalyst. Using a wizard-based interface, customers can select from a list of more than 30 application partners, including leading ad serving, email marketing, paid search and web site search companies, to integrate these disparate applications into the Omniture online business optimization platform. This integration enables our customers to more effectively manage their online businesses by providing a single platform to run multiple marketing applications, which reduces the need for customers to independently access multiple data sets and reporting systems to gain insights into their online initiatives and to make decisions on how to optimize business performance.

Omniture Genesis currently integrates with applications from more than 30 accredited application partners, including:

Category	Partner

Ad Serving	DoubleClick Inc.
Multivariate testing	Kefta Inc., Memetrics, Optimost, LLC
CRM	salesforce.com, Inc.
e-Mail	Acxiom Digital, CheetahMail Inc., Epsilon Interactive, ExactTarget, Responsys Inc. and Silverpop Systems, Inc.
Search Marketing	Ask.com, Enhance Interactive Inc., Google, Inc., LookSmart Ltd., MIVA Inc., MSN, SearchFeed, Yahoo! and YourAmigo
Site Search	Endeca Technologies Inc., FAST Search and Transfer ASA and Mercado Software Inc.
User Experience	Foresee Results, Inc. and OpinionLab, Inc.
Other	Advertising.com, Inc., Allurent, Bazaarvoice Inc. and Maxamine Inc.

Each Omniture Genesis accredited application partner must complete a validation process designed to verify the quality of a number of features of the partner’s application.

Omniture Genesis is built on our Open Transaction Framework Technology, which facilitates the collection and integration of data. It is managed through a single point, accesses business-specific customer attributes, and utilizes our existing image and URL management algorithms and code, which enables our customers to implement third-party applications more quickly and cost-effectively.

Professional Services, Customer Service and Support

We offer a range of professional services that complement our online business optimization services, including implementation consulting, best practices consulting and user training provided through Omniture University.

Implementation Services

Omniture’s Implementation Consulting Group employs experienced technical consultants, many of whom hold advanced degrees, who provide implementation and deployment services to our customers. Our Implementation Consulting Group leverages a proprietary implementation methodology that is designed to align our customers’ deployments with their business objectives and requirements. The Implementation Consulting Group also offers consulting services for customers who have already deployed our services and are seeking to expand their implementation.

Omniture Best Practices

Omniture Best Practices is a premium service that provides business optimization consulting to customers. This consulting reflects the customer’s strategic business objectives, and is often tailored to particular industry vertical markets such as retail, financial services, travel, media and technology. Projects can include overall marketing measurement strategies, customer acquisition effectiveness, campaign performance, search keyword profitability, content stickiness and website conversion success. By working with Omniture Best Practices consulting, customers obtain access to seasoned web analytics experts that possess deep expertise with Omniture’s services and industry best practices. Omniture Best Practices engagements can range in time from one week to several months.

Omniture University

Omniture University provides training to enhance our customers’ use of our online business optimization services. Omniture University offers a range of traditional and online training and certification options delivered by our team of training professionals. Omniture University complements our online business optimization services by offering customers over 30 hours of free content and recorded training, weekly WebEx conferences on specific topics, custom WebEx conferences and customized onsite training at customer premises. Beginning in 2007, Omniture began offering Omniture SiteCatalyst certification training. Individuals that successfully complete this training are designated as Omniture Certified Professionals. We also rely on third parties to provide certain of Omniture University’s services in some geographic areas.

Customer Service and Support

We believe that superior customer support is critical to retaining and expanding our customer base. As our customer base has grown, we have added personnel to our customer support group. Our customer support program assists our customers in the use of our services and identifies, analyzes and solves problems or issues with our services. The support program includes e-mail support, an online repository of helpful information about our services and telephone support. Our customer support group is available to customers by telephone or e-mail or through our website 24 hours per day, 7 days per week

International Support

Our Omniture SiteCatalyst, Omniture DataWarehouse and Omniture SearchCenter services are available in Chinese, French, German and Japanese, and additional languages can be added relatively easily. We also support over 100 global currencies and provide automated conversion between these currencies based on current exchange rates.

Technology and Research and Development

Technology

We believe that our on-demand platform enables us to deliver software-based services to our customers much more efficiently than traditional enterprise software vendors. Our hosted software environment eliminates the need to develop software compatible with a wide variety of hardware systems, operating systems and databases in our customers’ various technical environments. As a result, we do not need to allocate technical resources to make our software compatible with these various environments nor do we need to test our software in each possible combination of hardware and software services that would exist in each customer environment. Rather, we can focus our resources on improving the functionality, usability and overall value of our services to our customers.

We believe our on-demand approach provides our customers with a significantly lower total cost of ownership than would be achieved if these customers deployed traditional enterprise software. As an on-demand software company, we provide hardware requisitioning and provisioning, application installation, application configuration, server maintenance, server co-location, data center maintenance, data backup and data security. By consolidating and performing these services for all our customers, we believe we can provide our services at a lower cost and a higher service level than individual customers would be able to achieve on their own. Our ability to offer a service that can be calibrated to varying levels of activity without additional customer hardware allows us not only to scale efficiently with our customers, but also to align the fees for our services with the current level of service required by our customers. By being able to continually realign to our customers’ technical and business activities, we deliver total cost of ownership for our customers that is lower than traditional software installations.

We designed our services as multi-tenant, networked computing applications that are divided into various components, including load balancing, data collection servers and data analysis servers. Each component is designed to perform a specific task and serves a particular purpose in the overall application, and each runs on a cluster of servers. The overall capacity of any given component, and thus the capacity of the system as a whole, can be increased by adding and configuring servers in each cluster.

We wrote the majority of the software used in our services in industry-standard software programming languages, such as C and C++, to maximize performance. However, we have also used programming approaches, such as Java, PHP and AJAX, which are specifically designed for the development of Internet-based applications.

Our hardware consists primarily of Intel-based servers from various vendors, networked behind firewalls and layer four networking load balancers in seven different third-party data centers, including the data centers utilized by Instadia and Touch Clarity.

We designed our applications to be flexible. In particular, our platform allows for the capture of online and offline data a customer might find value in analyzing, and the generation of real-time reports based on that data and the N-dimensional analysis of that data to the extent it is stored in our Omniture DataWarehouse. Additionally, customers can provide group and meta information about the data they are collecting through our classification system, augment the data set by uploading additional data through our data sources tool, or directly insert individual data records using our open-standards application protocol interfaces that enable data exchange and data insertion. Our customers are able to capture this information without the need to interact directly with our personnel. This flexibility not only allows customers to tailor the tool to meet their needs, but also allows us to make available additional products and components of our strategic partners.

Customers interact with our services primarily through a web browser. We support recent versions of all the major web browsers on all major operating systems. We have implemented a robust access control and permissioning system that allows our customers to control which individuals have access to which sets of information or perform which actions. While the primary client to our application is a web browser, we have also built other clients to our application, including a Flash-based dashboard player, a plug-in for Microsoft Excel and a Java-based client for our Omniture Discover service. Additionally, the web client allows customers to automate delivery of reports on a scheduled basis in a number of document formats.

In addition, our platform enables the collection of data from a broad range of sources through industry-standard protocols across a variety of channels of user interaction. We collect and integrate data to enable detailed analysis across the following primary sources of data: Internet sources; mobile sources; and offline sources.

We offer data collection methods for current and emerging Internet and media formats, including web beacon tags, web servers, rich Internet applications, streaming media formats, blogs, search engines and RSS, an XML format for sharing content, such as news items, among web sites. For example, our ActionSource feature enables data collection for rich Internet applications through its native support for ActionScript, the programming language for Flash. In addition, our web beacon tags can capture information specific to our service implementation as well as issue web beacons for partner application data collection through Omniture Genesis. We believe this capability streamlines data collection, limits duplicate tagging efforts, and improves the end user experience.

We provide data collection for mobile devices to provide insight into metrics that businesses can use, for example, to optimize mobile campaigns based on target markets, success of offers and overall return on investment. To provide our customers with a more complete view of customer interactions across channels, we intend to offer data collection for offline data sources, including interactive voice response and call center applications, gaming consoles, enterprise data warehouses and client software applications.

Research and Development

Research and development expenses were $2.0 million in 2004, $6.6 million in 2005, $8.7 million in 2006 and $3.1 million in the three months ended March 31, 2007.

Our software engineering and product management teams are engaged in efforts to enhance our existing services. Our teams are also working to extend our Omniture SiteCatalyst data collection and reporting platform to import information from complementary products and services as well as to develop additional services for our platform.

Because we host the services for our customers, our personnel can fix bugs and provide software updates remotely during scheduled maintenance windows. Enhancements to our services benefit our entire customer base without any action required on their part to install an upgrade or update.

Operations

We currently service our customers from seven third-party data center facilities. Of these data centers, five are located in the United States, two in California, two in Texas and one in Massachusetts. The existing European Touch Clarity and Instadia customers are serviced from two data centers located in Europe, one in the United Kingdom and one in Denmark. All facilities are earthquake rated, staffed by trained personnel and access controlled and provide full backup power, including generators, in case of power failure.

We continually monitor the status of our services. For example, we conduct over five million performance checks per day on our servers. Although we designed our technology platform to be fault tolerant for many problems, we staff our network operations center in Orem, Utah, 24 hours per day, 7 days per week to respond to potential disruptions in the system.

Customers

We currently have over 2,200 customers in 83 countries, including America Online, Apple, Comcast, eBay, Expedia, Ford Motor Company, Gannett, Hewlett-Packard, Major League Baseball and Microsoft. America Online and certain of its affiliated entities, collectively, accounted for 11% of our total revenues in 2005 and 2006. eBay accounted for 13% of our total revenues in 2004. No other customer accounted for more than 10% of our total revenues during these periods. Our agreement with America Online has a one-year term and is renewable annually until 2012. Our agreements with other entities affiliated with America Online have varying durations of approximately one to two years from the date that we entered into these agreements and are generally renewable annually. In 2006, our on-demand services captured data from almost 1.5 trillion transactions for our customers and, during the three months ended March 31, 2007, our services captured almost 500 billion transactions for our customers.

Strategic Relationships

An important element of our strategy is to establish relationships with third parties whose products and services are complementary to our Omniture online business optimization platform. To help integrate our services with other third-party services and take advantage of current and emerging technologies, we seek to enter into alliances with leading technology companies. We believe this approach enables us to focus on our core competencies and provide additional value to our customers.

Search Engine Providers

We have relationships with the major search engine providers to provide automated access to their search engines through our Omniture SearchCenter service. These relationships allow customers to allocate their advertising expenditures based on the actual performance of visitors originating from the major search engines. These relationships allow our customers to create and automate bidding programs and strategies.

Online Marketing Service Providers

We also have integration relationships with other online marketing service providers to leverage our Omniture online business optimization platform for collecting, reporting and segmenting behavioral information from their marketing services. These include relationships with providers of e-mail, ad serving, internal search, optimization and multivariate testing, customer surveys and offline marketing databases.

Sales and Marketing

We sell our services through a combination of direct and indirect sales channels, and we organize our sales and marketing programs by geographic regions, including North America, EMEA and the Asia-Pacific region. Our marketing strategy is to generate qualified sales leads, build our brand and raise awareness of Omniture as a leading provider of online business optimization services.

Direct Sales

We sell our services primarily through our direct sales force, which is comprised of inside sales and field sales personnel. Our account executives are responsible for initial sales to new prospects, while our account managers concentrate on expanding pre-existing relationships. We also have a group that is responsible for generating leads and assisting in sales to large enterprises. We have field sales representatives in more than 20 major cities worldwide.

Channel Sales

We have a network of third parties that are authorized resellers and distributors of our technology, as well as a network of third parties that refer customer prospects to us and assist us in selling to those prospects. These include more than 210 companies in the following categories: service partners such as agencies and consultants; platform partners such as e-commerce, hosting, mobile and application partners; and value-added resellers. We have created certification programs for implementation, support and sales. We also have allocated resources to support our channel sales in marketing, operations, client services and product management.

International Sales

Revenues from customers outside the United States have increased from 9% of our total revenues in 2004 to 11% in 2005 to 17% in 2006 and to 23% in the three months ended March 31, 2007. We have recently increased the size of our international direct sales force through our acquisitions of Instadia and Touch Clarity. We currently have sales representatives in Australia, Belgium, Denmark, France, Germany, Hong Kong, Japan, Korea and the United Kingdom. We currently focus our international efforts on continuing to strengthen our direct sales and marketing presence in Europe and the Asia-Pacific region.

Marketing

Our marketing programs include a variety of advertising, events, public relations activities and web-based seminar campaigns targeted at key executives and decision makers within businesses.

Our principal marketing initiatives include:

•	customer referral programs;

•	direct e-mail and online web advertising campaigns;

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	cooperative marketing efforts with partners, including joint press announcements, joint trade show activities, channel marketing campaigns and joint seminars; and

•	using our website to provide product and company information.

Omniture Summit

As part of our commitment to enhance the value that our customers derive from our services, we annually host Omniture Summit, a two-day conference for our customers that provides in-depth, hands-on training from our Omniture Best Practices group and Omniture SiteCatalyst service architects, as well as keynote addresses and panel discussions. Omniture Summit has brought our executives together with technologists, industry experts and several hundred customer attendees for discussions on issues and strategies that are critical to the success of any online business optimization initiative. Each year, our customers are actively involved in leading sessions and participating in panel discussions about real-world techniques that have delivered tangible returns on investment for their enterprises. To support our growing international customer base, we have expanded Omniture Summit 2007 on a world-wide basis with conferences during 2007 held in Salt Lake City, Copenhagen, Munich, London, Paris and Sydney.

Competition

The markets in which we operate are rapidly evolving and highly competitive. We compete primarily with vendors whose software is provided on-demand to customers, generally through an Internet browser. We also compete to a limited extent with vendors whose software is installed by customers directly on their servers. In addition, we compete at times with internally developed applications.

Our current principal competitors include:

•	companies, such as Coremetrics, Inc., Google Inc., Nedstat Ltd., Visual Sciences, Inc. and WebTrends Inc. that offer on-demand services;

•	software vendors, such as Epiphany, Inc. (acquired by SSA Global), NetRatings, Inc., Sane Solutions, LLC (acquired by Unica Corporation) and SAS Institute, Inc.;

•	online marketing service providers, such as aQuantive, Inc., DoubleClick Inc. and 24/7 Real Media, Inc.; and

•	multivariate testing providers, such as Offermatica, Optimost LLC, Memetrics, Kefta Inc. and [x + 1].

Some of our current competitors have longer operating histories, greater name recognition, access to larger client bases, and substantially greater resources, including sales and marketing, financial and other resources. In addition, large software, Internet and database management companies may enter the market or enhance their web analytics capabilities and compete against us effectively as a result of their significant resources and pre-existing relationships with our current and potential customers. For example, Google Inc. offers a Web analytics service free of charge, and it has recently entered into an agreement to acquire DoubleClick, Inc., one of our strategic partners. Further, Microsoft has announced its intention to create and market a web analytics service that it will offer free of charge and has recently entered into an agreement to acquire aQuantive, Inc.

We believe the principal competitive factors in our markets include the following:

•	the proven performance, security, scalability, flexibility and reliability of services;

•	strategic relationships and integration with third-party applications;

•	the intuitiveness and visual appeal of services’ user interfaces;

•	low total cost of ownership and demonstrable cost-effective benefits to customers;

•	the ability of services to provide N-dimensional segmentation of information;

•	pricing;

•	the flexibility and adaptability of services to match changing business demands;

•	enterprise-level customer service and training;

• perceived market leadership;

•	the usability of services, including services being easy to learn and remember, efficient and visually compelling;

•	the real-time availability of data and reporting;

•	perceived independence from portals and search engines;

•	the ability to deploy the services globally and to provide multi-currency, multi-language and multi-character support and to have a local presence in international markets; and

•	success in educating customers in how to utilize services effectively.

We believe that we compete favorably with our competitors on the basis of these factors. However, if we are not able to compete successfully against our current and future competitors, it will be difficult to acquire and retain customers, and we may experience revenue declines, reduced operating margins, loss of market share and diminished value in our services.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret laws and disclosure restrictions to protect our intellectual property rights. We have 19 issued patents in the United States and one patent in the United Kingdom, as well as 50 United States and 35 related international patent applications pending. The expiration dates of our issued patents range from 2017 to 2022. The claims under the issued patents are generally directed to: data modeling and classification; online messaging optimization; website traffic analytics and predictive modeling; online behavior prediction and analysis; real-time monitoring and aggregation of Web activity; Web content management and optimization; and compilation of data records relating to website visitation sessions. We have a number of registered and unregistered trademarks. We maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and to control access to software, documentation and other proprietary information.

The steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. The global nature of the Internet allows our websites to be viewed worldwide, but we do not have intellectual property protection in every jurisdiction. Furthermore, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our services are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving. Failure to protect our proprietary rights adequately could significantly harm our competitive position and results of operations.

The Internet, software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us grows. Our technologies may not be able to withstand any third-party claims or rights against their use. Additionally, although we have licensed from other parties proprietary technology covered by patents, we cannot be certain that these patents will not be challenged, invalidated or circumvented. Many of our service agreements require us to indemnify our customers for third-party intellectual property infringements claims, which would increase our costs as a result of defending those claims and might require that we pay damages if there were an adverse ruling in any such claims. We, and certain of our customers, have in the past received correspondence from third parties alleging that certain of our services, or customers’ use of our services, violates these third parties’ patent rights. For example, we are aware that five of our customers have received letters from a third party alleging, among other things, that these customers’ online activities, including the use of our services, infringe its patents. One of these customers has requested that we indemnify it against these allegations. Other customers may receive similar allegations of infringement and make similar requests for indemnification under our service agreement with them or this third party may make claims directly against us. These types of correspondence and future claims could harm our relationships with our customers and might deter future customers from subscribing to our services. Any of these results could harm our brand and operating results.

With respect to any intellectual property rights claim against us or our customers, we may have to pay damages or stop using technology found to be in violation of a third party’s rights. We may have to seek a license for the technology, which may not be available on reasonable terms, may significantly increase our operating expenses or require us to restrict our business activities in one or more respects. The technology also may not be available for license to us at all. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense. In May 2005, we were sued in the United States District Court for the District of Delaware by NetRatings, Inc. In the suit, NetRatings alleged that our Omniture SiteCatalyst service infringed on four patents in which NetRatings claims an ownership interest. In February 2006, we entered into a settlement and patent license agreement with NetRatings, pursuant to which NetRatings licensed its entire patent portfolio to us and we agreed to settle all pending legal claims.

The settlement and patent license agreement grants us certain nonexclusive, worldwide rights to all of NetRatings’ issued patents and pending patent applications. The license contains customary requirements that we label our services, enables us to grant sublicenses under certain circumstances and contains exceptions for certain uses of NetRatings’ patents. The agreement requires us to make license payments of $10.0 million, $7.0 million of which has previously been paid, including a $1.0 million payment in March 2007, and the balance of which is due in quarterly installments of $1.0 million each during the second through fourth quarters of 2007. In addition, we were required to make a license payment of $4.0 million following the closing of our initial public offering of common stock in July 2006. In the event that we acquire certain specified companies, we may be required to make additional license payments based on the Web analytics revenues of the acquired company. The agreement also provides that if we acquire other companies we may elect to make additional license payments based on the Web analytics revenues of the acquired company to ensure that the acquired company’s products, services or technology are covered by the license. For example, in connection with our acquisition of Instadia, we made an additional license payment of approximately $0.3 million in the three months ended March 31, 2007, and in connection with our acquisition of Touch Clarity, we made an additional license payment of approximately $0.5 million in the three months ending March 31, 2007.

In the event of a change of control of Omniture, the settlement and patent license agreement may be assigned to the purchaser upon written notice to NetRatings, subject to certain limitations. The patent license from NetRatings would be limited to (1) our commercially released services as of date of the change of control, (2) the elements of our services that were under development as of the date of the change of control if those services are released as standard services within twelve months of the date of the change of control, (3) future versions of our services commercially released as of the date of the change of control or other services under development as of the date of the change of control that contain no more than patches to, bug fixes of, minor enhancements or modifications of, or minor updates or upgrades of the original versions (except for any new features or functionality added to original versions which infringe a NetRatings patent that did not already cover the original versions) and (4) future versions of our services commercially released as of the date of the change of control or other services under development as of the date of the change of control that completely replace any such services. The license will not cover the combination, merger, bundling or incorporation of our services, or any portion of them, with any of the purchaser’s web analytics products, services or technology, unless (1) the purchaser’s web analytics products, services or technology represents less than 40% of the source code of the combined, merged or bundled web analytics product and (2) the purchaser’s web analytics products, services or technology do not infringe on a patent of NetRatings (other than patents that covered our products, services and/or technology prior to the change of control).

Pursuant to the terms of the agreement, the suit was dismissed with prejudice. The parties mutually released each other from claims regarding patents as of the date of the agreement, and we agreed that we will not sue NetRatings for infringement of certain of our patents, subject to certain limitations.

United States and Foreign Government Regulation

The Internet, and in particular, the regulation of commercial enterprises on the Internet, has become a focus of state, federal and foreign governments in recent years. Discussions among policymakers and proposed regulation regarding the Internet have focused on the protection of consumer privacy.

Various state legislatures have enacted legislation designed to protect consumers’ privacy by prohibiting the distribution of “spyware” over the Internet. Such anti-spyware laws typically focus on restricting the proliferation of certain kinds of downloadable software, or spyware, that, when installed on an end user’s computer, are used to intentionally and deceptively take control of the end user’s machine. We do not believe that the data collection methods employed by our technology constitute “spyware” or that our data collection methods are prohibited by such legislation. Similar legislation has been proposed federally. If the scope of this legislation were drafted broadly and changed to include web analytics, such legislation could be deemed to apply to the technology we use and could potentially restrict our information collection methods. Any restriction or change to our information collection methods would cause us to spend substantial amounts of money and time to make changes and could decrease the amount and utility of the information that we collect.

Both existing and proposed laws regulate and restrict the collection and use of information over the Internet that personally identifies the website visitor. These laws continue to change and vary among domestic and foreign jurisdictions, but certain information such as names, addresses, telephone numbers, credit card numbers and e-mail addresses are widely considered personally identifying. The scope of information collected over the Internet that is considered personally identifying may become more expansive, and it is possible that current and future legislation may apply to information that our customers currently collect without the explicit consent of website visitors. If information that our customers collect and use without explicit consent is considered to be personally identifying, their ability to collect and use this information will be restricted and they would have to change their methods, which could lead to decreased use of our services.

Domestic and foreign governments are also considering restricting the collection and use of Internet usage data generally. Some privacy advocates argue that even anonymous data, individually or when aggregated, may reveal too much information about website visitors. If governmental authorities were to follow privacy advocates’ recommendations and enact laws that limit data collection practices, our customers would likely have to obtain the express consent of a user of our customers’ websites before we could collect, share or use any of that user’s information regardless of whether the collection is done on behalf of our customers. Any requirement that we obtain consent from the users of our customers’ websites would reduce the amount and value of the information that we provide to customers, which might cause some existing customers to discontinue using our services. We would also need to expend considerable effort and resources to develop new information collection procedures to comply with an express consent requirement. Even if our customers succeeded in developing new procedures, they might be unable to convince Internet users to agree to the collection and use of the users’ information. This would negatively impact our revenues, growth and potential for expanding our business and could cause our stock price to decline.

Employees

As of March 31, 2007, we had 465 full-time employees. None of our employees is represented by a labor union. We consider our relationship with our employees to be good.

Legal Proceedings

Generally, we are involved in various legal proceedings arising from the normal course of business activities. We do not believe that resolution of these matters will have a material adverse impact on our consolidated results of operations, cash flows or financial position. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future results of operations, cash flows or financial position in a particular period.

Facilities

Our executive offices and principal office for domestic marketing, sales and development occupy approximately 103,000 square feet in Orem, Utah under leases that expire in 2011. We also lease space in various locations throughout the United States for sales and professional services personnel. Our foreign subsidiaries lease office space for their operations and sales and professional services personnel. If we require additional space, we believe that we will be able to obtain this space on commercially reasonable terms.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers, directors and key employees as of May 15, 2007:

Name	Age	Position(s)

Executive Officers:
Joshua G. James	33	President, Chief Executive Officer and Director
John R. Pestana	33	Executive Vice President, Customer Success and Chairman of the Board
Michael S. Herring	38	Chief Financial Officer and Executive Vice President
Brett M. Error	35	Chief Technology Officer and Executive Vice President
Christopher C. Harrington	38	President, Worldwide Sales and Client Services
Other Directors:
D. Fraser Bullock(1)(2)(3)(4)	52	Director
Gregory S. Butterfield(2)	47	Director
Dana L. Evan(1)	47	Director
Mark P. Gorenberg(2)(3)	52	Director
Rory T. O’Driscoll(1)(2)	42	Director
Key Employees:
Michael J. Dodd, Jr.	37	Senior Vice President, Corporate Development
Gail M. Ennis	48	Senior Vice President, Marketing
Shawn J. Lindquist	37	Chief Legal Officer, Senior Vice President and Secretary
John F. Mellor	40	Senior Vice President, Business Development and Corporate Strategy
Neil M. Weston	59	General Manager, EMEA and Senior Vice President

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating and Governance Committee.
(4)	Lead independent director.

Joshua G. James is one of our founders and has served as a director since 1998 and as our President and Chief Executive Officer since 1996. From 1996 to 1998, Mr. James co-founded and co-managed several entities that were our predecessors. Mr. James also served on the Brigham Young University eBusiness Advisory Board and is a Platinum Founder of the BYU Center for Entrepreneurship. He has lectured for numerous university classes and served on several other industry, advisory and private company boards. Mr. James attended Brigham Young University.

John R. Pestana is one of our founders and has served as Chairman of our Board of Directors since 1998 and as our Executive Vice President, Customer Success since 2004. From 1998 to 2004, Mr. Pestana served as our President, and from 1996 to 1998, Mr. Pestana co-founded and co-managed several entities that were our predecessors. Mr. Pestana is a Platinum Founder of the BYU Center for Entrepreneurship. Mr. Pestana attended Brigham Young University. On March 28, 2007, Mr. Pestana entered into a separation agreement whereby Mr. Pestana will resign from his position as Executive Vice President, Customer Success effective November 15, 2007. Mr. Pestana will continue to serve on our Board of Directors.

Michael S. Herring has served as our Chief Financial Officer and Executive Vice President since November 2004. From November 2000 to August 2004, Mr. Herring served as Chief Financial Officer of MyFamily.com, Inc., an online network. Mr. Herring was also Vice President, Finance of Third Age Media, Inc., an Internet content company, and the Controller of Anergen, Inc., a biotechnology company. Mr. Herring is a Certified Public Accountant and holds a B.A. in Economics and Political Science from the University of California at Los Angeles.

Brett M. Error has served as our Chief Technology Officer and Executive Vice President, Products since 1999. Prior to joining us, Mr. Error worked for an Internet service provider and web development agency. Mr. Error holds a B.S. in Biology from the University of Utah.

Christopher C. Harrington has served as our President, Worldwide Sales since January 2003. From November 2001 to December 2002, Mr. Harrington was Vice President, Worldwide Sales for Domain Systems, Inc., an enterprise software provider. From 2000 to 2001, Mr. Harrington was Vice President, Worldwide Sales of RichFX, Inc., an online visual merchandising and marketing service provider. From 1997 to 2000, Mr. Harrington was Vice President, Worldwide Sales of Viewpoint Corporation (a Computer Associates company), a provider of visual marketing technology and services. From 1994 to 1997, Mr. Harrington was National Sales Operations Manager for The DIRECTV Group, Inc., a direct broadcast satellite television provider. From 1988 to 1994, Mr. Harrington was Call Center Director for Convergys Corporation (a Cincinnati Bell company), a provider of third-party call center solutions. Mr. Harrington attended Southern Utah University.

D. Fraser Bullock has served as a director since November 2003. Mr. Bullock is one of the co-founders of Sorenson Capital, a private equity firm, and has served as Managing Director of Sorenson Capital since 2003. Mr. Bullock joined the Salt Lake Organizing Committee for the Olympic Winter Games of 2002 in 1999 as its Chief Operating Officer and in 2002 was appointed President and Chief Executive Officer. From 1996 to 2002, Mr. Bullock served as Managing Director of Alpine Consolidated, LLC, which specialized in effecting business consolidations. Mr. Bullock has also served as President of Visa Interactive, was one of the original partners of Bain Capital and previously held various positions at Bain & Company. He serves as a director of a number of privately held companies. Mr. Bullock holds a B.A. in Economics and an M.B.A. from Brigham Young University.

Gregory S. Butterfield has served as a director since December 2005. Mr. Butterfield currently serves as group president of the Altiris business unit of Symantec Corporation, an enterprise software company. Mr. Butterfield served as the President and Chief Executive Officer and a director of Altiris, Inc. from February 2000 until Altiris was acquired by Symantec Corporation earlier this year. Mr. Butterfield has also served as Vice President, Sales for Legato Systems, Inc., a backup software company, Executive Vice President of Worldwide Sales for Vinca, a fault tolerance and high availability company, Regional Director of the Rocky Mountain Region for Novell, Inc., a provider of infrastructure software and services, and Vice President of North American Sales for WordPerfect Corporation, a software company. Mr. Butterfield holds a B.S. in Business Finance from Brigham Young University.

Dana L. Evan has served as a director since May 2006.  Since January 2001, Ms. Evan has served as Executive Vice President of Finance and Administration and Chief Financial Officer of VeriSign, Inc., a provider of intelligent infrastructure services for the Internet and telecommunications networks. From June 1996 until December 2000, she served as Vice President of Finance and Administration and Chief Financial Officer of VeriSign, Inc. From 1988 to June 1996, Ms. Evan worked as a financial consultant in the capacity of chief financial officer, vice president of finance or corporate controller for various public and private companies and partnerships, including VeriSign, Inc. from November 1995 to June 1996. Prior to 1988, she was employed by KPMG LLP, most recently as a senior manager. Ms. Evan is a Certified Public Accountant and holds a B.S. in Commerce with a concentration in Accounting and Finance from Santa Clara University.

Mark P. Gorenberg has served as a director since April 2004. Since 1990, Mr. Gorenberg has been a managing member of Hummer Winblad Equity Partners II, L.P., Hummer Winblad Equity Partners III, LLC, Hummer Winblad Equity Partners IV, LLC and Hummer Winblad Equity Partners V, LLC. Previously, Mr. Gorenberg was a Senior Software Manager in advanced product development at Sun Microsystems, Inc., a provider of network computing products and services. Mr. Gorenberg currently serves as a director of a number of privately held companies. He is also a member of the Corporation of the Massachusetts Institute of Technology. Mr. Gorenberg holds a B.S. in Electrical Engineering from Massachusetts Institute of Technology, an M.S. in Electrical Engineering from the University of Minnesota and an M.S. in Engineering Management from Stanford University.

Rory T. O’Driscoll has served as a director since June 2005. Mr. O’Driscoll is a Managing Member of Scale Venture Management, LLC and Scale Venture Management II, LLC. Mr. O’Driscoll joined BA Venture Partners, the predecessor to Scale Venture Management LLC, in 1994. Prior to joining BA Venture Partners, Mr. O’Driscoll worked in Corporate Development at Bank of America and was a founder and the Chief Executive Officer of Mercia Ltd., a manufacturing company based in the United Kingdom. Mr. O’Driscoll currently serves as a director of a number of privately held companies. Mr. O’Driscoll holds a B. Sc. in Economics with a specialization in accounting and finance from the London School of Economics.

Michael J. Dodd, Jr. has served as our Senior Vice President, Corporate Development since June 2006. From February 2002 to June 2006, Mr. Dodd held various positions with MyFamily.com, Inc., an online content subscription business, including Senior Vice President and General Manager of the Commerce business unit and Vice President of New Channel Marketing, International Marketing and Business Development. From 1999 to 2001, Mr. Dodd served as senior partner of Europatweb, a venture capital firm. Prior to that, from 1997 to 1999, Mr. Dodd was a senior associate in technology investment banking with Robertson Stephens & Co. Mr. Dodd holds a B.S. in Finance from Syracuse University and an M.B.A. from Harvard Business School.

Gail M. Ennis has served as our Senior Vice President, Marketing since October 2005. From June 1999 to September 2005, Ms. Ennis served as Vice President of Worldwide Marketing Programs and Alliance Marketing at BEA Systems, Inc., an applications infrastructure software company. Prior to joining BEA, Ms. Ennis also served as Vice President of Alliances Marketing of Oracle Corporation. Ms. Ennis holds a B.S. in Biology from Temple University.

Shawn J. Lindquist has served as our Chief Legal Officer, Senior Vice President and Secretary since November 2005. Mr. Lindquist was a corporate and securities attorney at Wilson Sonsini Goodrich & Rosati, Professional Corporation from 2001 to 2005 and from 1997 to 1999. Mr. Lindquist is also an Adjunct Professor of Law at the J. Reuben Clark Law School at Brigham Young University. He has also served as in-house corporate counsel for Novell, Inc., a provider of infrastructure software and services, and as Vice President and General Counsel of a privately held company. Mr. Lindquist holds a B.S. in Business Management-Finance and a J.D. from Brigham Young University.

John F. Mellor has served as our Senior Vice President, Business Development and Corporate Strategy since 2003. From 2002 to 2003, Mr. Mellor was Senior Vice President of Marketing and Business Development for Frontline Educational Products, LLC, a direct marketing company. From 2000 to 2002, Mr. Mellor was Senior Vice President of Corporate Development for RichFX, Inc., an online visual merchandising and marketing service provider. Mr. Mellor co-founded and also served as Senior Vice President of Strategy and Business Development for Viewpoint Corporation (a Computer Associates company), a provider of visual marketing technology and services. Mr. Mellor holds a B.S. in Mechanical Engineering and an M.B.A. from Brigham Young University.

Neil M. Weston has served as our General Manager, EMEA and Senior Vice President since September 2005. In this role, he is responsible for operations across Europe, the Middle East and Africa. From 2004 to 2005, Mr. Weston served as Senior Vice President and General Manager, EMEA of Siebel Systems, Inc., a software solutions and services provider. Mr. Weston had a previous tenure at Siebel Systems from 1997 to 2001 serving as Vice President for the U.K. and Northern Europe. From 2001 to January 2004, Mr. Weston was President of Sales and a director of eWise Systems, an account aggregation software company. His prior technology industry experience in Europe and Australia include managerial and executive positions at Oracle Corporation as Managing Director of Australasia, Data General, Vignette and Xerox. Mr. Weston studied Geology at the Australian National University and Computer Science at the University of Technology, Sydney.

Our officers are elected by our Board of Directors and serve until their successors have been duly elected and qualified or until their earlier death, resignation or removal. There are no family relationships among any of our directors or executive officers.

TRANSACTIONS WITH RELATED PERSONS

Preferred Stock Sales

Series B Preferred Stock Financing.  In April 2004, we sold 6,920,911 shares of Series B preferred stock to Hummer Winblad Venture Partners V, L.P., a beneficial owner of more than 5% of our common stock, at a per share purchase price of approximately $1.91, or an aggregate purchase price of approximately $13.3 million. Each share of Series B preferred stock converted automatically into one share of common stock upon the closing of our initial public offering. Mark P. Gorenberg, a nominated director at the time of that stock purchase and currently one of our directors, is a Managing Member of Hummer Winblad Equity Partners V, LLC, which is the General Partner of Hummer Winblad Venture Partners V, L.P.

Series B-1 Preferred Stock Financing.  In April 2004, we sold 1,078,452 shares of Series B-1 preferred stock to TPP Capital Advisors Ltd., the beneficial owner of more than 5% of our common stock at the time of the transaction, at a per share purchase price of approximately $0.93, upon the conversion of a convertible promissory note in the aggregate principal amount of $1.0 million. Each share of Series B-1 preferred stock converted automatically into one share of common stock upon the closing of our initial public offering.

Series C-1 Preferred Stock Financing.  In June 2005, we sold 4,510,953 shares of Series C-1 preferred stock to BAVP VII, L.P. (now known as Scale Venture Partners II, L.P.), a beneficial owner of more than 5% of our common stock, and 1,614,405 shares of Series C-1 preferred stock to Hummer Winblad Venture Partners V, L.P., at a per share purchase price of approximately $5.17, or an aggregate purchase price of approximately $31.7 million, which shares were subsequently converted into an equal number of shares of Series C preferred stock. Each share of Series C-1 and Series C preferred stock converted automatically into one share of common stock upon the closing of our initial public offering. Rory T. O’Driscoll, a nominated director at the time of that stock purchase and currently one of our directors, is a Managing Member of BA Venture Partners VII, LLC (now known as Scale Venture Management II, LLC), which is the General Partner of BAVP VII, L.P. Mark P. Gorenberg, a director at the time of that stock purchase and currently one of our directors, is a Managing Member of Hummer Winblad Equity Partners V, LLC, which is the General Partner of Hummer Winblad Venture Partners V, L.P.

Registration Rights Agreement

Pursuant to the terms of an amended and restated registration rights agreement, Hummer Winblad Venture Partners V, L.P., Scale Venture Partners II, L.P., Cocolalla, LLC, Joshua G. James, Erutinmo, LLC, the SSWRTW Trust and D. Fraser Bullock, who collectively hold approximately 39.7% of our common stock as of March 31, 2007, are entitled to certain rights with respect to the registration of those shares under the Securities Act. These shares are referred to as registrable securities. The holders of registrable securities possess registration rights pursuant to the terms of an amended and restated registration rights agreement between these holders of registrable securities and us. The amended and restated registration rights agreement provides that, if we determine to register any of our securities under the Securities Act, certain of these holders may be entitled to written notice of the registration and are entitled to include all or any portion of their registrable shares in the registration, subject to certain limitations. In addition, holders of registrable securities will have the right to require us, on no more than two occasions, to file a registration statement under the Securities Act to register all or any part of the registrable securities held by them, subject to certain conditions and limitations. Further, these holders may require us to register all or any portion of their registrable securities on Form S-3, when this form becomes available to us, subject to certain conditions and limitations.

Common Stock Sale

On or about March 27, 2006, Cocolalla, LLC, an entity affiliated with Joshua G. James, our President and Chief Executive Officer and a director, and Erutinmo, LLC and the SSWRTW Trust, entities affiliated with John R. Pestana, our Executive Vice President, Customer Success and Chairman of our Board of Directors, sold an aggregate of $5.0 million and $10.0 million, respectively, of our common stock to certain accredited investors. In connection with the sale, we waived certain contractual rights with respect to our ability to purchase such shares and directed our legal counsel to document and assist in effectuating the sale.

Stock Option Grants and Exercises

Certain stock option grants to our directors and related option grant policies are described in our definitive proxy statement in connection with our 2007 annual meeting of stockholders under the caption “Corporate Governance — Compensation of Directors,” which is incorporated by reference into this prospectus. Pursuant to our director compensation policy and prior arrangements, between October and December 2005 we granted an option to purchase an aggregate of 108,500 shares of our common stock at an exercise price of $3.00 per share to each of D. Fraser Bullock and Gregory S. Butterfield and in May 2006 we granted an option to purchase an aggregate of 108,500 shares of our common stock at an exercise price of $8.92 per share to Dana L. Evan.

Between January 2004 and May 2007, we granted options to purchase an aggregate of 2,088,711 shares of our common stock to our executive officers, with exercise prices ranging from $0.11 to $18.23 per share. Between January 2004 and May 2007, certain of our executive officers acquired an aggregate of 2,913,421 shares of our common stock by exercising stock options granted under our 1999 Equity Incentive Plan and 2006 Equity Incentive Plan.

In March 2006, our board of directors adopted a compensation program for non-employee directors. Pursuant to this program, each non-employee director is scheduled to receive an automatic annual grant of a stock appreciation right covering 25,000 shares of our common stock with a per share exercise price equal to the fair market value of that stock on the date of grant and vesting in full on the day prior to the next grant and vesting in full on the day prior to the next annual meeting.

Limitation on Liability and Indemnification Matters

In addition, our certificate of incorporation provides that we are required to indemnify our directors and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also provide that we must advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

We have entered and expect to continue to enter into agreements to indemnify our directors, officers and other employees as determined by our Board of Directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Policies and Procedures

The Audit Committee of our Board of Directors has the primary responsibility for reviewing and approving transactions with related parties. Our Audit Committee charter provides that the Audit Committee shall review and approve in advance any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related-party transactions. However, our Board of Directors intends to adopt such standards, policies and procedures.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at April 30, 2007 and as adjusted to reflect the sale of common stock in this offering, for:

•	each person who we know beneficially owned more than 5% of our common stock;

•	each of our directors;

•	each of our executive officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 49,079,326 shares of common stock outstanding at April 30, 2007. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of April 30, 2007 (June 29, 2007). We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Omniture, Inc., 550 East Timpanogos Circle, Orem, Utah 84097.

	Shares of Common Stock Beneficially Owned
		Percent
		Before	After
Name of Beneficial Owner	Number(1)	Offering	Offering

5% Stockholders:
Cocolalla, LLC(2)	2,983,333	6.1%	5.3%
FMR Corp.(3)	7,351,398	15.0	13.2
Hummer Winblad Venture Partners V, L.P.(4)	7,255,661	14.8	13.0
Scale Venture Partners II, L.P.(5)	3,840,953	7.8	6.9
Directors and Executive Officers:
Joshua G. James(6)	4,425,079	9.0	7.9
John R. Pestana(7)	3,684,207	7.5	6.6
Michael S. Herring(8)	307,382	*	*
Brett M. Error(9)	1,203,950	2.4	2.1
Christopher C. Harrington(10)	230,078	*	*
D. Fraser Bullock(11)	1,519,509	3.1	2.7
Gregory S. Butterfield(12)	24,250	*	*
Dana L. Evan(13)	66,750	*	*
Rory T. O’Driscoll(14)	3,840,953	7.8	6.9
Mark P. Gorenberg(15)	7,303,742	14.9	13.1
All directors and executive officers as a group (10 persons)(16)	22,605,900	44.4	39.0
(footnotes on next page)

*	Less than 1%.
(1)	Unless otherwise noted, the information provided in this table is based on our records, information supplied to us by our executive officers, directors and principal stockholders and information contained in Schedules 13D and 13G filed with the SEC.
(2)	Joshua G. James, our President and Chief Executive Officer and a director, is the managing member of Cocolalla, and he has sole power to vote and dispose of the shares which are directly owned by Cocolalla.
(3)	The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109. FMR Corp. is the parent corporation of a wholly owned subsidiary, Fidelity Management & Research Company (“Fidelity”). Fidelity is the investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940 and holds shares of our common stock. As investment advisor, Fidelity may be deemed to beneficially own 7,304,843 shares or 14.9% of our outstanding common stock, where 3,231,581 shares or 6.6% of our oustanding common stock are held by Fidelity Growth Company Fund, which has its principal business office at 82 Devonshire Street, Boston, MA 02109. Each of Edward C. Johnson 3d, Chairman and members of his family, may be deemed to form a controlling group with respect to FMR Corp. Pyramis Global Advisors, LLC 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 15,255 shares or less than 1% or our outstanding common stock as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares. Pyramis Global Advisors Trust Company, 53 State Street, Boston, Massachusetts, 02109, an indirect wholly-owned subsidiary of FMR Corp., is the beneficial owner of 2,200 shares or less than 1% or our outstanding common stock as a result of its serving as investment manager of institutional accounts owning such shares. Fidelity International Limited (“FIL”), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL is the beneficial owner of 29,100 shares or less than 1% of our outstanding common stock. This description is based solely on information contained in a Schedule 13G filed by FMR Corp. with the SEC on April 10, 2007.
(4)	The address of Hummer Winblad Venture Partners V, L.P. (“HWVP V”) is 1 Lombard Street, San Francisco, California 94111. Includes 7,251,393 shares which are directly owned by HWVP V and 4,268 shares which are directly owned by Hummer Winblad Venture Partners V-A, L.P. (“HWVP V-A”). Hummer Winblad Equity Partners V, L.L.C. (“HWEP V”), the general partner of HWVP V and HWVP V-A, may be deemed to have sole power to vote and dispose of the shares which are directly owned by HWVP V and HWVP V-A, and John Hummer, Ann L. Winblad (“Winblad”), Mark P. Gorenberg (“Gorenberg”), Mitchell Kertzman (“Kertzman”) and Douglas Hickey (“Hickey”), the managing members of HWEP V, may be deemed to have shared power to vote and dispose of such shares. Mr. Gorenberg disclaims beneficial ownership in the shares held by HWVP V and HWVP V-A, except to the extent of his pecuniary interest therein.
(5)	The address of Scale Venture Partners II, L.P. is 950 Tower Lane, Suite 700, Foster City, California 94404. The voting and disposition of these shares held by Scale Venture Partners II, L.P. (“SVP”) is determined by a two-thirds-in-interest of the six managing members of Scale Venture Management II, LLC, its general partner. Rory T. O’Driscoll is a managing member of Scale Venture Management II, LLC and, as such, has a pecuniary interest in a portion of the shares held by SVP. Mr. O’Driscoll disclaims beneficial ownership of the shares held by SVP, except to the extent of his proportionate pecuniary interest therein.
(6)	Includes 1,172,500 shares which are directly owned by Mr. James, of which 104,167 will be unvested and subject to a lapsing right of repurchase in our favor upon Mr. James’ cessation of service on the date 60 days after April 30, 2007; 2,983,333 shares which are directly owned by Cocolalla, LLC; 187,500 shares issuable upon exercise of an option held by Mr. James which is exercisable within 60 days of April 30, 2007; 34,871 shares issuable upon exercise of an option held by Mr. James which is exercisable within 60 days of April 30, 2007, of which 7,265 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. James’ cessation of service on the date 60 days from April 30, 2007; and 46,875 shares issuable upon exercise of an option held by Mr. James which is exercisable within 60 days of April 30, 2007.

(7)	Includes 1,127,871 shares which are directly owned by Mr. Pestana, of which 111,432 shares will be unvested and subject to a lapsing right of repurchase in our favor upon Mr. Pestana’s cessation of service on the date 60 days from April 30, 2007; 75,000 shares which are directly owned by John and/or Heidi Pestana; and 11,718 shares issuable upon options which are exercisable within 60 days of April 30, 2007. Also includes 1,134,809 shares which are directly owned by Erutinmo, LLC. Mr. Pestana, our Executive Vice President, Customer Success and Chairman of our Board of Directors, is the managing member of Erutinmo, LLC and he has sole power to vote and dispose of the shares which are directly owned by Erutinmo, LLC. Also includes 1,334,809 shares which are directly owned by the SSWRTW Trust. Mr. Pestana is the Trustee of the Trust, and he has sole power to vote and dispose of the shares which are directly owned by the Trust.
(8)	Includes 259,405 shares which are directly owned by Mr. Herring, 255,000 of which will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Herring’s cessation of service on the date 60 days from April 30, 2007; 46,547 shares issuable upon exercise of options held by Mr. Herring which are exercisable within 60 days of April 30, 2007, of which 28,969 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Herring’s cessation of service on the date 60 days from April 30, 2007; and 1,430 shares held by Mr. Herring’s minor sons.
(9)	Includes 30,000 shares which are directly owned by Mr. Error and 1,173,950 shares issuable upon exercise of options held by Mr. Error which are exercisable within 60 days of April 30, 2007, of which 214,286 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Error’s cessation of service on the date 60 days from April 30, 2007.
(10)	Represents 230,078 shares issuable upon exercise of options held by Mr. Harrington which are exercisable within 60 days of April 30, 2007, of which 135,000 shares, if these options are exercised in full, will be subject to vesting and a lapsing right of repurchase in our favor upon Mr. Harrington’s cessation of service on the date 60 days from April 30, 2007.
(11)	Includes 801,396 shares which are directly owned by OI Investment LLC, which is controlled by Sorenson Capital. Mr. Bullock is a Managing Director of Sorenson Capital. Mr. Bullock disclaims beneficial ownership of the shares held by OI Investment, except to the extent of his pecuniary interest therein. Also includes 54,250 shares issuable upon exercise of an option held by Mr. Bullock which is exercisable within 60 days of April 30, 2007; 661,363 shares held by Jennifer Bullock, Mr. Bullock’s spouse; and 2,500 shares held by David Bullock II, Mr. Bullock’s son.
(12)	Represents 24,250 shares issuable upon exercise of an option held by Mr. Butterfield which is exercisable within 60 days of April 30, 2007.
(13)	Includes 12,500 shares which are directly owned by Ms. Evan and 54,250 shares issuable upon exercise of an option held by Ms. Evan which is exercisable within 60 days of April 30, 2007.
(14)	Represents the shares held by Scale Venture Partners II, L.P.
(15)	Includes 7,251,393 shares which are directly owned by HWVP V; 4,268 shares which are directly owned by Hummer Winblad Venture Partners V-A, L.P. and 48,081 shares directly owned by Mr. Gorenberg.
(16)	Includes a total of 1,864,289 shares issued or issuable upon exercise of options held by our executive officers and directors which are exercisable within 60 days of April 30, 2007, of which 856,119 shares are or will be subject to vesting and a lapsing right of repurchase in our favor upon our executive officers’ cessation of service on the date 60 days from April 30, 2007.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus is part.

Our authorized capital stock consists of 260,000,000 shares, with a par value of $0.001 per share, of which:

•	250,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

As of March 31, 2007, we had outstanding 49,079,326 shares of common stock, held by approximately 84 stockholders of record, including the Depository Trust Company, which holds our shares of common stock on behalf of an indeterminate number of beneficial owners, and no shares of preferred stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably those dividends that are declared by our Board of Directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon the closing of this offering will be, fully paid and nonassessable.

Preferred Stock

As of March 31, 2007, there were no shares of preferred stock outstanding. Our Board of Directors has the authority, without further action by our stockholders, to issue from time to time up to 10,000,000 shares of preferred stock in one or more series. Our Board of Directors may fix the designations, prices, preferences and rights, and the qualifications, limitations or restrictions, of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock or impairing the liquidation rights of our common stock. This issuance could also have the effect of decreasing the market price of the common stock. In addition, the issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We currently have no plan to issue any shares of preferred stock.

Warrants

At March 31, 2007, warrants to purchase 245,495 shares of our common stock were issued and outstanding with an exercise price of $0.40.

Registration Rights

After this offering, the holders of an aggregate of 22,356,188 shares of our common stock, or 40.1% of our common stock outstanding after the closing of this offering, will be entitled to certain rights with respect to registration of those shares under the Securities Act. These shares are referred to as registrable securities. The holders of registrable securities possess registration rights pursuant to the terms of an amended and restated registration rights agreement between these holders of registrable securities and us. The amended and restated registration rights agreement provides that, if we determine to register any of our securities under the Securities Act, these holders are entitled to written notice of the registration and are entitled to include all or any portion of their registrable shares in the registration, subject to certain limitations. In addition, holders of registrable securities will have the right to require us, on no more than two occasions, to file a registration statement under the Securities Act to register all or any part of the registrable securities held by them, subject to certain conditions and limitations. Further, these holders may require us to register all or any portion of their registrable securities on Form S-3, when this form becomes available to us, subject to certain conditions and limitations.

Additionally, in connection with our acquisition of Touch Clarity, we are obligated to pay to the former shareholders of Touch Clarity $25.4 million in shares of our common stock, cash or some combination of stock and cash at our election by November 30, 2007. In connection with this acquisition, we also entered into a registration rights agreement with the former shareholders of Touch Clarity, pursuant to which we agreed to file with the SEC a registration statement covering the resale of all shares of our common stock that we may issue to such former shareholders in consideration for the acquisition, in the event we elect to pay all or some portion of the $25.4 million consideration amount in common stock. We have agreed to use reasonable commercial efforts to cause such registration statement to be filed and declared effective by the SEC no later than November 30, 2007.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock.  As discussed above, our Board of Directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting.  We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer, the president (in the absence of a chief executive officer) or our Board of Directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification.  Our Board of Directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute.  We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our Board of Directors approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 59 Maiden Lane, New York, New York 10038, and its telephone number is (212) 936-5100.

NASDAQ Global Market Listing

Our common stock is listed on The NASDAQ Global Market under the symbol “OMTR.”

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus among us and the underwriters, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., JMP Securities LLC and Montgomery & Co., LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
JMP Securities LLC
Montgomery & Co., LLC

Total	6,800,000

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,020,000 shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $     , the total underwriters’ discounts and commissions paid by us would be $     , and the total proceeds to us would be $     .

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by Us
Full
	No Exercise	Exercise

Per share	$	$
Total	$	$

The estimated offering expenses payable by us, exclusive of underwriting discounts and commissions, are approximately $950,000.

We and all of our directors, executive officers and certain of our stockholders who hold in the aggregate 19,830,263 shares of our common stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. However, (1) our directors and executive officers may, but only with respect to up to 25% of the shares of common stock or securities convertible into or exercisable or exchangeable for common stock held by them, engage in such transactions at any time following the 75th day after the date of this prospectus and (2) Hummer Winblad Venture Partners V, L.P. and Scale Venture Partners II, L.P. may engage in any of the foregoing transactions with respect to (x) up to 5% of the shares of common stock held by them prior to the date of the commencement of the “road show” for this offering, and (y) up to 20% of the remaining shares held by them at any time following the 75th day after the date of this prospectus. Subject to certain exceptions, these restrictions do not apply to:

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering if no filing under Section 16(a) of the Securities Exchange Act of 1934, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	shares of common stock that are subject to existing trading plans of such executive officers pursuant to Rule 10b5-1 under the Exchange Act.

•	the establishment of a new trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that transfers under any such plan may not occur during the 75 or 90-day restricted period, and that the establishment of such plan does not result in us making a public announcement of such event;

•	the exercise by an employee, advisor or consultant of options or rights to acquire shares of common stock or other securities issued pursuant to any stock option or similar equity incentive or compensation plan approved by our Board of Directors and our stockholders that is in effect at the closing of this offering;

•	the repurchase of shares of common stock or other securities by us upon termination of a stockholder’s employment with us;

•	the issuance by us of shares or options to purchase shares of common stock pursuant to our equity incentive and stock purchase plans as long as these shares cannot be resold until after the 75 or 90-day restricted period;

•	the issuance by us of shares of our common stock, or securities convertible into our common stock, in connection with mergers or acquisitions, joint ventures, commercial relationships or other strategic transactions;

•	the transfer of shares of common stock or any security convertible into common stock by a stockholder as a bona fide gift;

•	the transfer of shares of common stock by a stockholder to members of his or her immediate family or to a trust, the beneficiaries of which are exclusively the stockholder or a member or members of his or her immediate family, either during his or her lifetime or on death by will or intestacy; and

•	the distribution or transfer of shares of common stock or any security convertible into common stock to limited partners, members or stockholders or affiliated entities of the stockholder,

provided that, in the case of each of the last four types of transactions, each donee, distributee, transferee or recipient agrees to accept the restrictions described in this paragraph and, in the case of each of the last three types of transactions, no filing under Section 16 of the Exchange Act reporting a reduction of beneficial ownership of shares of common stock is required or voluntarily made in connection with these transactions during this 75 or 90-day restricted period.

The 75 or 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 75 or 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 75 or 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 75 or 90-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and dealers may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, the common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our common stock is listed on The NASDAQ Global Market under the symbol “OMTR.”

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Salt Lake City, Utah. Certain investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati beneficially hold shares of our common stock, which represented less than 1% of our outstanding shares of common stock at March 31, 2007. Fenwick & West LLP, Mountain View, California, is acting as counsel to the underwriters.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

KPMG LLP, independent registered public accounting firm, has audited the consolidated financial statements of Touch Clarity Limited included in our Current Report on Form 8-K/A dated May 15, 2007, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The Touch Clarity Limited financial statements are incorporated by reference in reliance on KPMG LLP’s report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	Current report on Form 8-K dated February 14, 2007 filed with the SEC on February 20, 2007.

•	Current report on Form 8-K dated March 1, 2007, filed with the SEC on March 7, 2007, as amended by Form 8-K/A filed with the SEC on May 15, 2007.

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 23, 2007 and the Amendment thereto on Form 10-K/A, filed with the SEC on March 28, 2007.

•	Current report on Form 8-K dated March 28, 2007 filed with the SEC on March 29, 2007.

•	Current report on Form 8-K dated March 28, 2007, filed with the SEC on April 3, 2007.

•	Our Definitive Proxy Statement pursuant to Section 14(a) of the Exchange Act, filed with the SEC on April 19, 2007.

•	Our quarterly report on From 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 15, 2007.

•	Current Report on Form 8-K dated May 14, 2007, filed with the SEC on May 18, 2007.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:

Omniture, Inc.
550 East Timpanogos Circle
Orem, Utah 84097
(801) 722-7000
ir@omniture.com

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any documents we file at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

Our Internet address is www.omniture.com. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website, other than as specifically incorporated by reference into this prospectus, is not part of this prospectus.

This prospectus constitutes a part of a Registration Statement we filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the shares of common stock offered by this prospectus, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the SEC at the address set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the company of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

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OMNITURE®

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

SEC registration fee	$3,815
NASD filing fee	15,460
NASDAQ Global Market additional listing fee	65,000
Printing and engraving	150,000
Legal fees and expenses	500,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees	10,000
Miscellaneous	55,725

Total	$950,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the certificate of incorporation and bylaws of the Registrant provide that:

•	The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s Board of Directors or brought to enforce a right to indemnification.

•	The rights conferred in the certificate of incorporation and bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

During the last three years, we have issued unregistered securities to a limited number of persons, as described below.

1. In March 2007, we issued options to purchase 746,233 shares of our common stock at a weighted average price per share of $0.79. Such options were issued in connection with the exchange of options pursuant to our acquisition of Touch Clarity Limited.

2. In March 2006, we amended and restated the warrant described in paragraph 7 below to reduce the number of shares underlying such warrant to 202,407 shares of common stock.

3. In March 2006, we issued 250 shares of common stock to a consultant at a price per share of $4.98.

4. In March 2006, we issued 4,510,953 shares of Series C preferred stock to BAVP VII, L.P. upon conversion of 4,510,953 shares of Series C-1 preferred stock.

5. In January 2006, we issued 1,614,405 shares of Series C preferred stock to Hummer Winblad Venture Partners V, L.P. upon conversion of 1,614,405 shares of Series C-1 preferred stock.

6. In June 2005 and July 2005, we issued 7,740,834 shares of Series C-1 preferred stock to accredited investors at a price per share of $5.1674.

7. In November 2004, we issued to a reseller of our services a warrant to purchase up to a maximum of 504,054 shares of Series B-2 preferred stock at an exercise price of $1.91448 per share. As of December 31, 2005, the maximum number of shares underlying the warrant was equal to 337,346 shares of Series B-2 preferred stock.

8. Since January 1, 2003, we have issued options to purchase an aggregate of 8,301,841 shares of our common stock under our 1999 Equity Incentive Plan to employees, directors and consultants with exercise prices ranging from $0.11 to $9.20 per share.

9. Since January 1, 2003, we have issued an aggregate of 2,465,520 shares of our common stock to employees, directors and consultants upon exercise of options issued under and outside of our 1999 Equity Incentive Plan, with a weighted-average exercise price of approximately $0.1340 per share, for an aggregate of $330,399.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that the offer and sale of the securities described in Item 1 above were exempt from registration under the Securities Act by virtue of Regulation S promulgated thereunder because the offer and sale occurred outside the United States in accordance with the conditions set forth in Rule 903. We believe the offers, sales and issuances of the securities described in Items 2-9 above were exempt from registration under the Securities Act by virtue of Rule 506 of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule or in reliance on Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of securities under compensatory benefit plans and contracts relating to compensation were our employees, directors or bona fide consultants and received the securities as compensation for services. Appropriate legends have been affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us. When we have relied on Rule 506 of Regulation D promulgated under the Securities Act, the investors in unregistered securities have been accredited investors. When we have relied on Section 4(2) of the Securities Act, we have received affirmative representations from the purchasers of unregistered securities regarding these purchasers’ financial sophistication.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.  The following exhibits are filed herewith or incorporated herein by reference:

			Incorporated by Reference
Exhibit					Exhibit			Filed
No.		Exhibit Description	Form	File No.	No.		Filing Date	Herewith

1	.1†	Underwriting Agreement
2.1		Share Purchase Agreement, dated February 14, 2007, by and among Omniture, Inc., the Shareholders of Touch Clarity Limited, Paul Phillips, Helen Protopapas and Tim Brown, as the Warrantors, and Alta Berkeley LLP and Yehoshua Ennis collectively as the Shareholder Representative	8-K	000-52076	2.1		February 20, 2007
3.1		Amended and Restated Certificate of Incorporation of the Registrant currently in effect	10-Q	000-52076	3.1		August 11, 2006
3.2		Amended and Restated Bylaws of the Registrant currently in effect	10-Q	000-52076	3.2		August 11, 2006
4.1		Specimen Common Stock Certificate of the Registrant	S-1	333-132987	4.1		June 22, 2006
4.2		Amended and Restated Registration Rights Agreement, dated as of April 26, 2006, between the Registrant and Certain Holders of the Registrant’s Common Stock Named therein	S-1	333-132987	4.2		June 9, 2006
4.3		Silicon Valley Bank Second Amended and Restated Loan and Security Agreement dated January 10, 2006	S-1	333-132987	4.3		May 24, 2006
4.4		Registration Rights Agreement, dated February 14, 2007, by and among Omniture, Inc. and the Shareholders of Touch Clarity Limited	8-K	000-52076	2.1		February 20, 2007
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation						X
10.1		Form of Indemnification Agreement entered into by and between the Registrant and its Directors and Officers	S-1	333-132987	4.1		May 24, 2006
10	.2A	1999 Equity Incentive Plan of the Registrant, as amended	S-1	333-132987	10	.2A	April 4, 2006
10	.2B	Forms of Stock Option Agreement under the 1999 Equity Incentive Plan	S-1	333-132987	10	.2B	April 4, 2006
10	.2C	Form of Stock Option Agreement under the 1999 Equity Incentive Plan used for Named Executive Officers and Non-Employee Directors	S-1	333-132987	10	.2C	June 9, 2006
10	.3A	2006 Equity Incentive Plan of the Registrant	10-K	000-52076	10	.3A	March 23, 2007
10	.3B	Forms of Stock Option Award Agreement used under the 2006 Equity Incentive Plan	10-K	000-52076	10	.3B	March 23, 2007
10	.3C	Form of Stock Appreciation Right Agreement and related forms under the 2006 Equity Incentive Plan used for Non-Employee Directors	10-Q	000-52076	10.2		May 15, 2007

			Incorporated by Reference
Exhibit					Exhibit			Filed
No.		Exhibit Description	Form	File No.	No.		Filing Date	Herewith

10	.4A	2006 Employee Stock Purchase Plan of the Registrant	S-1	333-132987	10	.4A	April 4, 2006
10	.4B	Form of Subscription Agreement under 2006 Employee Stock Purchase Plan	S-1	333-132987	10	.4B	April 4, 2006
10.5		Amended and Restated Employment Agreement between the Registrant and Joshua G. James	S-1	333-132987	10.5		June 22, 2006
10.6		Amended and Restated Employment Agreement between the Registrant and John R. Pestana	S-1	333-132987	10.6		June 22, 2006
10.7		Offer Letter with Michael S. Herring, dated October 20, 2004	S-1	333-132987	10.7		April 4, 2006
10	.8A	Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated as of May 9, 2003, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8A	April 4, 2006
10	.8B	First Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated May 6, 2004, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8B	April 4, 2006
10	.8C	Second Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated December 8, 2004, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8C	April 4, 2006
10	.8D	Third Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated April 30, 2005, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8D	April 4, 2006
10	.8E	Fourth Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated May 31, 2005, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8E	April 4, 2006
10	.8F	Fifth Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated January 25, 2006, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8F	April 4, 2006
10	.9*	Settlement and Patent License Agreement, dated February 28, 2006, by and between NetRatings, Inc. and the Registrant	S-1	333-132987	10.9		April 4, 2006
10.10		NetObjects, Inc. Warrant to Purchase Stock dated March 26, 2002	S-1	333-132987	10.10		April 4, 2006
10.11		Change of Control Agreement between the Registrant and Joshua G. James	S-1	333-132987	10.12		June 22, 2006
10.12		Change of Control Agreement between the Registrant and John R. Pestana	S-1	333-132987	10.13		June 22, 2006
10.13		Form of Change of Control Agreement entered into between Registrant and each of Brett M. Error and Christopher C. Harrington	S-1	333-132987	10.14		June 22, 2006
10.14		Change of Control Agreement between the Registrant and Michael S. Herring	S-1	333-132987	10.15		June 22, 2006
10.15		Master Finance Lease and Lease Covenant Agreement, dated March 5, 2007, by and between the Registrant and Zion’s Credit Corporation	8-K	000-52076	10.1		March 7, 2007
10.16		The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002	S-8	333-141352	99.5		March 16, 2007

		Incorporated by Reference
Exhibit				Exhibit		Filed
No.	Exhibit Description	Form	File No.	No.	Filing Date	Herewith

10.17	Forms of Agreements under The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002	S-8	333-141352	99.6	March 16, 2007
10.18	Touch Clarity 2006 U.S. Stock Plan	S-8	333-141352	99.7	March 16, 2007
10.19	Form of Stock Option Agreement under Touch Clarity Limited 2006 U.S. Stock Plan	S-8	333-141352	99.8	March 16, 2007
10.20	Separation Agreement entered into between the Registrant and John R. Pestana	10-Q	000-52076	10.20	May 15, 2007
10.21	Silicon Valley Bank Second Amendment to Second Amended and Restated Loan and Security Agreement dated May 14, 2007	10-Q	000-52076	10.1	May 15, 2007
21.1	List of Subsidiaries of the Registrant	10-K	000-52076	21.1	March 23, 2007
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm					X
23.2	Consent of KPMG LLP, Independent Auditor					X
23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)					X
24.1	Power of Attorney (see page 11-7 to this registration statement on Form S-1)					X
99.1	Consent of JupiterResearch					X
99.2	Consent of Forrester Research, Inc.					X
99.3	Consent of IDC					X
99.4	Consent of eMarketer, Inc.	S-1	333-13287	99.4	May 24, 2006
99.5	Consent of comScore Networks, Inc.					X
99.6	Consent of Duff & Phelps, LLC, Independent Valuation Firm					X
99.7	Consent of Forrester Research, Inc.	S-1	333-132987	99.2	May 24, 2006

†	To be filed by amendment
*	The Securities and Exchange Commission has granted confidential treatment with respect to portions of this exhibit. A complete copy of this exhibit has been filed separately with the Commission.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.	UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orem, State of Utah, on the 21st day of May, 2007.

OMNITURE, INC.

By:	/s/ Joshua G. James
Joshua G. James
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joshua G. James, Michael S. Herring and Shawn J. Lindquist, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joshua G. James Joshua G. James	Chief Executive Officer and Director (Principal Executive Officer)	May 21, 2007

/s/ Michael S. Herring Michael S. Herring	Chief Financial Officer and Executive Vice President (Principal Accounting and Financial Officer)	May 21, 2007

/s/ D. Fraser Bullock D. Fraser Bullock	Director	May 21, 2007

/s/ Gregory S. Butterfield Gregory S. Butterfield	Director	May 21, 2007

/s/ Mark P. Gorenberg Mark P. Gorenberg	Director	May 21, 2007

/s/ Rory T. O’Driscoll Rory T. O’Driscoll	Director	May 21, 2007

/s/ John R. Pestana John R. Pestana	Director	May 21, 2007

/s/ Dana L. Evan Dana L. Evan	Director	May 21, 2007

EXHIBIT INDEX

			Incorporated by Reference
Exhibit					Exhibit		Filing	Filed
No.		Exhibit Description	Form	File No.	No.		Date	Herewith

1	.1†	Underwriting Agreement
2.1		Share Purchase Agreement, dated February 14, 2007, by and among Omniture, Inc., the Shareholders of Touch Clarity Limited, Paul Phillips, Helen Protopapas and Tim Brown, as the Warrantors, and Alta Berkeley LLP and Yehoshua Ennis collectively as the Shareholder Representative	8-K	000-52076	2.1		February 20, 2007
3.1		Amended and Restated Certificate of Incorporation of the Registrant currently in effect	10-Q	000-52076	3.1		August 11, 2006
3.2		Amended and Restated Bylaws of the Registrant currently in effect	10-Q	000-52076	3.2		August 11, 2006
4.1		Specimen Common Stock Certificate of the Registrant	S-1	333-132987	4.1		June 22, 2006
4.2		Amended and Restated Registration Rights Agreement, dated as of April 26, 2006, between the Registrant and Certain Holders of the Registrant’s Common Stock Named therein	S-1	333-132987	4.2		June 9, 2006
4.3		Silicon Valley Bank Second Amended and Restated Loan and Security Agreement dated January 10, 2006	S-1	333-132987	4.3		May 24, 2006
4.4		Registration Rights Agreement, dated February 14, 2007, by and among Omniture, Inc. and the Shareholders of Touch Clarity Limited	8-K	000-52076	2.1		February 20, 2007
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation						X
10.1		Form of Indemnification Agreement entered into by and between the Registrant and its Directors and Officers	S-1	333-132987	4.1		May 24, 2006
10	.2A	1999 Equity Incentive Plan of the Registrant, as amended	S-1	333-132987	10	.2A	April 4, 2006
10	.2B	Forms of Stock Option Agreement under the 1999 Equity Incentive Plan	S-1	333-132987	10	.2B	April 4, 2006
10	.2C	Form of Stock Option Agreement under the 1999 Equity Incentive Plan used for Named Executive Officers and Non-Employee Directors	S-1	333-132987	10	.2C	June 9, 2006
10	.3A	2006 Equity Incentive Plan of the Registrant	10-K	000-52076	10	.3A	March 23, 2007
10	.3B	Forms of Stock Option Award Agreement used under the 2006 Equity Incentive Plan	10-K	000-52076	10	.3B	March 23, 2007
10	.3C	Form of Stock Appreciation Right Agreement and related forms under the 2006 Equity Incentive Plan used for Non-Employee Directors	10-Q	000-52076	10.2		May 15, 2007
10	.4A	2006 Employee Stock Purchase Plan of the Registrant	S-1	333-132987	10	.4A	April 4, 2006
10	.4B	Form of Subscription Agreement under 2006 Employee Stock Purchase Plan	S-1	333-132987	10	.4B	April 4, 2006
10.5		Amended and Restated Employment Agreement between the Registrant and Joshua G. James	S-1	333-132987	10.5		June 22, 2006
10.6		Amended and Restated Employment Agreement between the Registrant and John R. Pestana	S-1	333-132987	10.6		June 22, 2006
10.7		Offer Letter with Michael S. Herring, dated October 20, 2004	S-1	333-132987	10.7		April 4, 2006

			Incorporated by Reference
Exhibit					Exhibit		Filing	Filed
No.		Exhibit Description	Form	File No.	No.		Date	Herewith

10	.8A	Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated as of May 9, 2003, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8A	April 4, 2006
10	.8B	First Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated May 6, 2004, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8B	April 4, 2006
10	.8C	Second Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated December 8, 2004, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8C	April 4, 2006
10	.8D	Third Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated April 30, 2005, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8D	April 4, 2006
10	.8E	Fourth Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated May 31, 2005, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8E	April 4, 2006
10	.8F	Fifth Amendment to Basic Lease Information and Canyon Park Technology Center Office Building Lease Agreement, dated January 25, 2006, between the Registrant and TCU Properties I, LLC	S-1	333-132987	10	.8F	April 4, 2006
10	.9*	Settlement and Patent License Agreement, dated February 28, 2006, by and between NetRatings, Inc. and the Registrant	S-1	333-132987	10.9		April 4, 2006
10.10		NetObjects, Inc. Warrant to Purchase Stock dated March 26, 2002	S-1	333-132987	10.10		April 4, 2006
10.11		Change of Control Agreement between the Registrant and Joshua G. James	S-1	333-132987	10.12		June 22, 2006
10.12		Change of Control Agreement between the Registrant and John R. Pestana	S-1	333-132987	10.13		June 22, 2006
10.13		Form of Change of Control Agreement entered into between Registrant and each of Brett M. Error and Christopher C. Harrington	S-1	333-132987	10.14		June 22, 2006
10.14		Change of Control Agreement between the Registrant and Michael S. Herring	S-1	333-132987	10.15		June 22, 2006
10.15		Master Finance Lease and Lease Covenant Agreement, dated March 5, 2007, by and between the Registrant and Zion’s Credit Corporation	8-K	000-52076	10.1		March 7, 2007
10.16		The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002	S-8	333-141352	99.5		March 16, 2007
10.17		Forms of Agreements under The Touch Clarity Limited Enterprise Management Incentives Share Option Plan 2002	S-8	333-141352	99.6		March 16, 2007
10.18		Touch Clarity 2006 U.S. Stock Plan	S-8	333-141352	99.7		March 16, 2007
10.19		Form of Stock Option Agreement under Touch Clarity Limited 2006 U.S. Stock Plan	S-8	333-141352	99.8		March 16, 2007
10.20		Separation Agreement entered into between the Registrant and John R. Pestana, dated March 28, 2007	10-Q	000-52076	10.3		May 15, 2007
10.21		Silicon Valley Bank Second Amendment to Second Amended and Restated Loan and Security Agreement dated May 14, 2007	10-Q	000-52076	10.1		May 15, 2007

Incorporated by Reference
Exhibit				Exhibit	Filing	Filed
No.	Exhibit Description	Form	File No.	No.	Date	Herewith

21.1	List of Subsidiaries of the Registrant	10-K	000-52076	21.1	March 23, 2007
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm					X
23.2	Consent of KPMG LLP, Independent Auditor
23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)					X
24.1	Power of Attorney (see page II-7 to this registration statement on Form S-1)					X
99.1	Consent of JupiterResearch					X
99.2	Consent of Forrester Research, Inc.					X
99.3	Consent of IDC					X
99.4	Consent of eMarketer, Inc.	S-1	333-132987	99.4	May 24, 2006
99.5	Consent of comScore Networks, Inc.					X
99.6	Consent of Duff & Phelps, LLC, Independent Valuation Firm					X
99.7	Consent of Forrester Research, Inc.	S-1	333-132987	99.2	May 24, 2006

†	To be filed by amendment
*	The Securities and Exchange Commission has granted confidential treatment with respect to portions of this exhibit. A complete copy of this exhibit has been filed separately with the Commission.